UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Summary

Registration data

General information	1
Address	2
Marketable securities	3
Auditor	4
Share registrer	5
Investor Relations Officer or equivalent	6
Shareholders’ Department	7

(Free Translation of the original in Portuguese)

Registration Form – 2011 – CPFL ENERGIA S.A.		Version: 1

1 - General information

Company Name:	CPFL ENERGIA S.A.
Initial Company name:	08/06/2002
Type of participant:	Publicly quoted corporation
Previous company name:	Draft II Participações S.A
Date of Incorporation:	03/20/1998
CNPJ (Federal Tax ID):	02.429.144/0001-93
CVM CODE:	1866-0
Registration Date CVM:	05/18/2000
State of CVM Registration:	Active
Starting date of situation:	05/18/2000
Country:	Brazil
Country in which the marketable securities are held in custody:	Brazil
Foreign countries in which the marketable securities are accepted for trading
	Country	Date of admission
	United States	09/29/2004
Sector of activity:	Holding ( Electric Energy)
Description of activity:	Holdings
Issuer’s Category:	Category A
Registration Date on actual category:	01/01/2010
Issuer’s Situation:	Operational
Starting date of situation:	05/18/2000
Type of share control:	Private Holding
Date of last change of share control:	11/30/2009
Date of last change of company year:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Day/Month of
year end:	31/12
Web address:	www.cpfl.com.br
Newspapers in which
issuer discloses its information:	Name of paper Jornal in which issuer discloses its information	FU
	Valor Econômico	SP

2 - ADDRESS

Company Address: Rua Gomes de Carvalho, 1510,  14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil, ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

Company Mailing Address: Rua Gomes de Carvalho, 1510 14º– Cj 2 Vila Olímpia, São Paulo, SP, Brazil,        ZIP CODE: 04547-005, TELEPHONE: (019) 3756-8018, FAX: (019) 3756-8392,  E-MAIL: ri@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

3 - MARKETABLE SECURITIES

Shares		Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Bolsa	BM&FBOVESPA	05/18/2000		Novo Mercado	9/29/2004

Debentures			Trading			Listing

Trading mkt	Managing body	Start date	End	Segment	Start date	End
Organized Market	CETIP	05/11/2000		Traditional	05/11/2000

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

4 - AUDITOR INFORMATION

Is there an auditor?	Yes
CVM CODE:	418-9
Type of Auditor:	Brazilian
INDEPENDENT ACCOUNTANT:	KPMG Auditores Independentes
CNPJ:	57.755.217/0011-09
Service Provision Period:	04/01/2007
PARTNER IN CHARGE	Service Provision Period	CPF (INDIVIDUAL TAX ID)
Jarib Brisola Duarte Fogaça	04/01/2007	012.163.378-02

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

5 – SHARE REGISTRAR

Do you have service provider:	Yes
Corporate Name:	Banco do Brasil
CNPJ:	00.000.000/0001-91
Service Provision Period:	01/01/2011
Address: Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brasil, ZIP CODE: 20031-080, Telephone (021) 38083551, FAX: (021) 38086088, e-mail: aescriturais@bb.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

6 – INVESTOR RELATIONS OFFICER

NAME:	Lorival Nogueira Luz Júnior
Investor Relations Director
CNPJ:	678.741.266-53
Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-6083, FAX: (019) 3756-6089, e-mail: lorival.luz@cpfl.com.br
Start date of activity:	03/21/2011
End date of activity:

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

7 – SHAREHOLDERS’ DEPARTMENT

Contact	Gustavo Estrella
Start date of activity:	11/01/2007
End date of activity:
Address: Rodovia Campinas Mogi Mirim, Km 2,5, Jardim Santana, Campinas, SP, ZIP CODE: 13088-900, Telephone (019) 3756-6083, FAX: (019) 3756-6089, e-mail: gustavoestrella@cpfl.com.br

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Table of Contents

Identification of Company
Capital Stock	1
Cash dividend	1
Parent Company Financial Statements
Balance Sheet Assets	2
Balance Sheet Liabilities	3
Income Statement	4
Cash Flow Statements	5
Statement of Changes in Shareholders Equity
01/01/2011 to 09/30/2011	6
01/01/2010 to 09/30/2010	6
Statements of Added Value	7
Consolidated Financial Statements
Balance Sheet Assets	8
Balance Sheet Liabilities	9
Income Statement	10
Cash Flow Statements	11
Statement of Changes in Shareholders Equity
01/01/2011 to 09/30/2011	12
01/01/2010 to 09/30/2010	12
Statements of Added Value	13
Comments on Performance	14
Notes to Financial Statements	27
Comments on performance and forecasts	84
Other relevant information	85
Reports
Independent Auditors’ Report Unqualified	90

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Identification of Company / Capital Stock

Number of Shares (in units)	Closing date 9/30/2011
Paid in Capital
Common	962,274,260
Preferred	0
Total	962,274,260
Treasury Stock
Common	0
Preferred	0
Total	0

Identification of Company/ Cash dividend

Event	Approval	Type	Beginning of Payment	Type of Share	Class of share	Amount per Share (Reais/share)
Board of Directors Meeting	08/10/2011	Dividend	09/30/2011	ON (Common shares)		0.77702

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 09/30/2011	Previous year 12/31/2010
1	Total assets	7,270,570	7,041,917
1.01	Current assets	762,572	601,635
1.01.01	Cash and cash equivalents	561,373	110,958
1.01.02	Financial Investments	44,744	42,533
1.01.02.02	Financial Investments at amortized cost	44,744	42,533
1.01.02.02.01	Held for trade	44,744	42,533
1.01.06	Recoverable taxes	28,083	34,992
1.01.06.01	Current Recoverable taxes	28,083	34,992
1.01.08	Other current assets	128,372	413,152
1.01.08.03	Other	128,372	413,152
1.01.08.03.01	Dividends and interest on shareholders’ equity	125,913	412,647
1.01.08.03.02.01	Other	2,434	505
1.01.08.03.02.02	Derivative	25	0
1.02	Noncurrent assets	6,507,998	6,440,282
1.02.01	Long - term assets	236,386	272,797
1.02.01.02	Financial Investments at amortized cost	12,679	39,216
1.02.01.02.01	Held to maturity	12,679	39,216
1.02.01.06	Deferred taxes	171,157	177,729
1.02.01.06.02	Deferred taxes credits	171,157	177,729
1.02.01.08	Related parties	21,027	14,875
1.02.01.08.02	Subsidiaries	21,027	14,875
1.02.01.09	Other noncurrent assets	31,523	40,977
1.02.01.09.03	Escrow deposits	11,431	10,676
1.02.01.09.04	Recoverable taxes	2,787	2,787
1.02.01.09.05	Other credits	17,305	27,514
1.02.02	Investments	6,271,333	6,167,072
1.02.02.01	Permanent equity interests	6,271,333	6,167,072
1.02.02.01.02	Investments in subsidiares	6,271,333	6,167,072
1.02.03	Property, plant and equipment	133	158
1.02.04	Intangible assets	146	255

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES
(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 09/30/2011	Previous year 12/31/2010
2	Total liabilities	7,270,570	7,041,917
2.01	Current liabilities	189,413	41,246
2.01.01	Social and Labor Obligations	11	204
2.01.01.02	Labor Obligations	11	204
2.01.01.02.01	Estimated Labor Obligation	11	204
2.01.02	Suppliers	1,320	1,768
2.01.03	Tax Obligations	603	437
2.01.03.01	Federal Tax Obligations	603	437
2.01.04	Loans and financing	153,768	15,529
2.01.04.02	Debentures	153,768	15,529
2.01.04.02.01	Interest on debentures	3,768	15,529
2.01.04.02.01	Debentures	150,000	0
2.01.05	Other Current liabilities	33,711	23,308
2.01.05.02	Other	33,711	23,308
2.01.05.02.01	Dividends and interest on shareholders equity	17,745	16,360
2.01.05.02.04	Derivatives	0	123
2.01.05.02.05	Other payable	15,966	6,825
2.02	Noncurrent liabilities	347,301	506,963
2.02.01	Loans and financing	300,000	450,000
2.02.01.02	Debentures	300,000	450,000
2.02.02	Other Noncurrent liabilities	35,923	46,297
2.02.02.02	Other	35,923	46,297
2.02.02.02.03	Derivatives	43	460
2.02.02.02.04	Other payable	35,880	45,837
2.02.04	Provisons	11,378	10,666
2.02.04.01	Civil, Labor, Social and Tax Provisions	11,378	10,666
2.02.04.01.01	Tax Provisions	11,378	10,666
2.03	Shareholders’ equity	6,733,856	6,493,708
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.04	Profit reserves	418,665	904,705
2.03.04.01	Legal reserves	418,665	418,665
2.03.04.08	Additional Proposed dividend	0	486,040
2.03.05	Accumulated profit or loss	417,060	0
2.03.06	Revaluation Reserve	1,104,691	795,563
2.06.06.01	Revaluation Reserve	1,104,691	795,563

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD current quarter 07/01/2011 to 09/30/2011	YTD current period 01/01/2011 to 09/30/2011	YTD previous quarter 07/01/2010 to 09/30/2010	YTD previous period 01/01/2010 to 09/30/2010
3.01	Net revenues	1	3	890	892
3.03	Operating income	1	3	890	892
3.04	Operating income (expense)	360,295	1,148,706	341,026	1,215,684
3.04.02	General and administrative	-5,814	-21,954	-6,339	-17,361
3.04.05	Other	-36,297	-108,892	-36,255	-108,495
3.04.06	Equity in subsidiaries	402,406	1,279,552	383,620	1,341,540
3.05	Income before financial income and taxes	360,296	1,148,709	341,916	1,216,576
3.06	Financial income / expense	9,314	-10,444	78	-12,465
3.06.01	Financial income	23,730	30,754	21,072	43,550
3.06.02	Financial expense	-14,416	-41,198	-20,994	-56,015
3.07	Income before taxes	369,610	1,138,265	341,994	1,204,111
3.08	Income tax and social contribution	-891	-21,837	2,154	-21,935
3.08.01	Current	-515	-15,265	296	-18,509
3.08.02	Deferred	-376	-6,572	1,858	-3,426
3.09	Net income from continuing operations	368,719	1,116,428	344,148	1,182,176
3.11	Net income	368,719	1,116,428	344,148	1,182,176
3.99	Net Income per Share (Reais)		1.16		1.23
3.99.01	Basic earnings per share		1.16		1.23

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – INDIRECT METHOD
(in thousands of Brazilian reais – R$)

		YTD current period 01/01/2011 to 09/30/2011	YTD previous period 01/01/2010 to 09/30/2010
6.01	Net cash from operating activities	1,652,015	1,216,905
6.01.01	Cash generated from operations	-2,771	-12,767
6.01.01.01	Net income, including income tax and social contribution	1,138,265	1,204,111
6.01.01.02	Depreciation and amortization	109,025	108,600
6.01.01.03	Interest and monetary and exchange restatement	29,489	16,057
6.01.01.04	Equity in subsidiaries	-1,279,550	-1,341,540
6.01.01.05	Reserve for contingencies	0	5
6.01.02	Variation on assets and liabilities	1,654,786	1,229,672
6.01.02.01	Dividend and interest on shareholders’ equity received	1,692,403	1,254,799
6.01.02.02	Recoverable taxes	23,015	23,406
6.01.02.03	Escrow deposits	-42	-633
6.01.02.04	Other operating assets	8,280	217
6.01.02.05	Suppliers	-448	-1,148
6.01.02.06	Income tax and social contribution paid	-15,653	-18,790
6.01.02.07	Other taxes and social contributions	222	-734
6.01.02.08	Interest on debts (paid)	-51,984	-42,154
6.01.02.09	Other operating liabilities	-1,007	14,709
6.02	Net cash in investing activities	27,922	-8,057
6.02.02	Acquisition of property, plant and equipment	0	-169
6.02.03	Financial investments	34,615	32,503
6.02.04	Intangible assets increase	-1	0
6.02.06	Advance for future capital increase	0	-305
6.02.07	Intercompany loans with subsidiaries and associated companies	-6,692	-40,113
6.02.08	Other	0	27
6.03	Net cash in financing activities	-1,229,522	-1,423,793
6.03.01	Payments of Loans, financing and debentures , net of derivatives	-121	-198
6.03.02	Dividend and interest on shareholders’ equity paid	-1,229,401	-1,423,595
6.05	Increase (decrease) in cash and cash equivalents	450,415	-214,945
6.05.01	Cash and cash equivalents at beginning of period	110,958	219126
6.05.02	Cash and cash equivalents at end of period	561,373	4,181

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO SETEMEBER 30, 2011 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708
5.03	Adjusted balance	4,793,424	16	904,705	0	795,563	6,493,708
5.04	Capital transactions within shareholders	0	0	-486,040	-744,744	0	-1,230,784
5.04.06	Dividend	0	0	-486,040	-747,709	0	-1,233,749
5.04.08	Prescribed dividend				2,965	0	2,965
5.05	Total comprehensive income	0	0	0	1,161,804	309,128	1,470,932
5.05.01	Net income / Loss for the period	0	0	0	1,116,428	0	1,116,428
5.05.02	Other comprehensive income	0	0	0	45,376	309,128	354,504
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	45,376	309,128	354,504
5.07	Final balance	4,793,424	16	418,665	417,060	1,104,691	6,733,856

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SETEMBER 30, 2010 (in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	996,768	-234,278	765,667	6,269,348
5.03	Adjusted balance	4,741,175	16	996,768	-234,278	765,667	6,269,348
5.04	Capital transactions within shareholders	52,249	0	-655,017	-771,452	0	-1,374,220
5.04.01	Capital increase	52,249	0	0	0	0	52,249
5.04.06	Dividend	0	0	-655,017	-774,429	0	-1,429,446
5.04.08	Prescribed dividends	0	0	0	2,977	0	2,977
5.05	Total comprehensive income	0	0	0	1,201,905	19,683	1,221,588
5.05.01	Net income / Loss for the period	0	0		1,182,176	0	1,182,176
5.05.02	Other comprehensive income	0	0	0	19,729	19,683	39,412
5.05.02.03	Equity valuation adjustments on comprehensive income of subsidiaries	0	0	0	19,729	19,683	39,412
5.06	Internal changes in Shareholders´ equity	0	0	0	0	0	0
5.06.04	Dividend proposed	0					0
5.07	Final balance	4,793,424	16	341,751	196,175	785,350	6,116,716

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

PARENT COMPANY FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

		YTD current period 01/01/2011 to 09/30/2011	YTD previous period 01/01/2010 to 09/30/2010
7.01	Revenues	3	982
7.01.01	Sales of goods, products and services	3	982
7.02	Inputs	-17,611	-14,340
7.02.02	Material-Energy-Outsourced services-Other	-14,016	-10,940
7.02.04	Other	-3,595	-3,400
7.03	Gross added value	-17,608	-13,358
7.04	Retentions	-109,025	-108,600
7.04.01	Depreciation and amortization	-133	-105
7.04.02	Other	-108,892	-108,495
7.04.02.01	Intangible concession asset - amortization	-108,892	-108,495
7.05	Net added value generated	-126,633	-121,958
7.06	Added value received in transfer	1,319,699	1,394,207
7.06.01	Equity in subsidiaries	1,279,552	1,341,540
7.06.02	Financial expense	40,147	52,667
7.07	Added Value to be Distributed	1,193,066	1,272,249
7.08	Distribution of Added Value	1,193,066	1,272,249
7.08.01	Personnel	3,453	2,436
7.08.01.01	Direct Remuneration	2,842	2,257
7.08.01.02	Benefits	432	96
7.08.01.03	Government severance indemnity fund for employees-F.G.T.S.	179	83
7.08.02	Taxes, Fees and Contributions	31,924	31,578
7.08.02.01	Federal	31,920	31,562
7.08.02.02	State	4	0
7.08.02.03	Municipal	0	16
7.08.03	Remuneration on third parties’ capital	41,262	56,059
7.08.03.01	Interest	41,188	55,996
7.08.03.02	Rental	74	63
7.08.04	Remuneration on own capital	1,116,427	1,182,176
7.08.04.01	Dividend	747,708	774,429
7.08.04.03	Profit / loss for the period	368,719	407,747

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – ASSETS
(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 09/30/2011	Previous year 12/31/2010
1	Total assets	26,058,930	20,056,797
1.01	Current assets	7,141,882	3,898,190
1.01.01	Cash and cash equivalents	4,274,619	1,562,897
1.01.02	Financial Investments	44,744	42,533
1.01.02.02	Financial Investments at amortized cost	44,744	42,533
1.01.02.02.01	Held for trade	44,744	42,533
1.01.03	Accounts Receivable	1,865,275	1,816,073
1.01.03.01	Consumers	1,865,275	1,816,073
1.01.04	Materials and suppliers	42,816	24,856
1.01.06	Recoverable taxes	208,659	193,020
1.01.06.01	Current recoverable taxes	208,659	193,020
1.01.08	Other current assets	705,769	258,811
1.01.08.03	Other	705,769	258,811
1.01.08.03.01	Other credits	444,535	253,813
1.01.08.03.02	Derivatives	256,791	244
1.01.08.03.03	Leases	4,443	4,754
1.02	Noncurrent assets	18,917,048	16,158,607
1.02.01	Long Term assets	4,175,512	3,787,268
1.02.01.02	Financial Investments amortized at cost	46,837	72,823
1.02.01.02.01	Held to Maturity	46,837	72,823
1.02.01.03	Accounts Receivable	186,686	195,738
1.02.01.03.01	Consumers	186,686	195,738
1.02.01.06	Deferred taxes	1,096,980	1,183,460
1.02.01.09	Other noncurrent assets	2,845,009	2,335,247
1.02.01.09.03	Derivatives	224	82
1.02.01.09.04	Escrow deposits	1,079,399	890,685
1.02.01.09.05	Recoverable taxes	166,385	138,966
1.02.01.09.06	Leases	24,729	26,315
1.02.01.09.07	Concession Financial assets	1,233,886	934,646
1.02.01.09.08	Employee Pension Plan	5,800	5,800
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other	217,932	222,099
1.02.03	Property, Plant and Equipment	6,982,472	5,786,465
1.02.04	Intangible assets	7,759,064	6,584,874

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET – LIABILITIES AND SHAREHOLDRE'S EQUITY
(in thousands of Brazilian reais – R$)

Code	Description	Current quarter 09/30/2011	Previous year 12/31/2010
2	Total liabilities	26,058,930	20,056,797
2.01	Current liabilities	4,877,576	4,428,322
2.01.01	Social and Labor Obligations	121,574	58,688
2.01.01.02	Labor Obligations	121,574	58,688
2.01.01.02.01	Accrued liabilities related to personnel	121,574	58,688
2.01.02	Suppliers	1,197,365	1,047,385
2.01.03	Tax payable	488,434	455,248
2.01.04	Loans and financing	2,325,148	2,247,407
2.01.04.01	Loans and financing	1,504,261	619,383
2.01.04.01.01	In local currency	1,499,076	615,201
2.01.04.01.02	In foreign currency	5,185	4,182
2.01.04.02	Debentures	820,887	1,628,024
2.01.04.02.01	Debentures	602,859	1,509,958
2.01.04.02.02	Interest on Debentures	218,028	118,066
2.01.05	Other Obligations	745,055	619,594
2.01.05.02	Other	745,055	619,594
2.01.05.02.01	Dividends and interest on equity	21,603	23,813
2.01.05.02.04	Derivatives	0	3,982
2.01.05.02.05	Employee pension plans	37,967	40,103
2.01.05.02.06	Regulatory charges	145,065	123,541
2.01.05.02.07	Public Utilities	27,212	17,287
2.01.05.02.08	Other Payables	513,208	410,868
2.02	Noncurrent liabilities	13,084,080	8,878,819
2.02.01	Loans and financing	11,061,055	7,159,312
2.02.01.01	Loans and financing	6,619,615	4,946,998
2.02.01.01.01	In local currency	4,434,476	4,481,421
2.02.01.01.02	In foreigh currency	2,185,139	465,577
2.02.01.02	Debenture	4,441,440	2,212,314
2.02.02	Other Obligations	1,057,065	1,150,475
2.02.02.02	Other	1,057,065	1,150,475
2.02.02.02.03	Derivatives	46	7,883
2.02.02.02.04	Employee pension plans	454,993	570,877
2.02.02.02.05	Taxes and Social Contributions Payable	625	960
2.02.02.02.06	Public Utilities	437,301	429,632
2.02.02.02.07	Other Payables	164,100	141,123
2.02.03	Deferred taxes	651,892	277,767
2.02.03.01	Income tax and social contribution deferred	651,892	277,767
2.02.04	Provisions	314,068	291,265
2.02.04.01	Reserve for contingencies	314,068	291,265
2.03	Consolidated Shareholders’ Equity	8,097,274	6,749,656
2.03.01	Capital	4,793,424	4,793,424
2.03.02	Capital reserves	16	16
2.03.03	Revaluation Reserve	1,104,691	795,563
2.03.04	Profit reservers	418,665	904,705
2.03.04.01	Legal	418,665	418,665
2.03.04.08	Additional Proposed Dividend	0	486,040
2.03.05	Accumulated profit or loss	417,060	0
2.03.09	Noncontrolling interests	1,363,418	255,948

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - INCOME STATEMENT
(in thousands of Brazilian reais – R$)

Code	Description	YTD current quarter 07/01/2011 to 09/30/2011	YTD current period 01/01/2011 to 09/30/2011	YTD previous quarter 07/01/2010 to 09/30/2010	YTD previous period 01/01/2010 to 09/30/2010
3.01	Net revenues	3,292,224	9,359,864	3,098,875	8,845,159
3.02	Cost of electric energy services	-2,232,674	-6,223,783	-2,219,647	-6,037,651
3.02.01	Cost of electric energy	-1,635,616	-4,578,729	-1,665,778	-4,582,560
3.02.02	Operation cost	-282,157	-865,525	-256,275	-751,597
3.02.03	Cost of services to third parties	-314,901	-779,529	-297,594	-703,494
3.03	Operating income	1,059,550	3,136,081	879,228	2,807,508
3.04	Operating expenses	-277,079	-862,564	-257,229	-699,726
3.04.01	Sales	-84,512	-262,714	-67,573	-211,431
3.04.02	General and administrative	-135,628	-431,722	-133,312	-323,520
3.04.05	Others	-56,939	-168,128	-56,344	-164,775
3.05	Income before financial income and taxes	782,471	2,273,517	621,999	2,107,782
3.06	Financial income / expense	-205,203	-518,358	-73,100	-239,231
3.06.01	Financial income	220,146	471,584	129,825	332,117
3.06.02	Financial expense	-425,349	-989,942	-202,925	-571,348
3.07	Income before taxes	577,268	1,755,159	548,899	1,868,551
3.08	Income tax and social contribution	-198,204	-616,137	-198,118	-670,137
3.08.01	Current	-195,022	-556,290	-203,679	-592,636
3.08.02	Deferred	-3,182	-59,847	5,561	-77,501
3.09	Net income from continuing operation	379,064	1,139,022	350,781	1,198,414
3.11	Consolidated net income	379,064	1,139,022	350,781	1,198,414
3.11.01	Attributable to controlling shareholders	368,718	1,116,428	344,148	1,182,176
3.11.02	Attributable to noncontrolling shareholders	10,346	22,594	6,633	16,238

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF CASH FLOW – Indirect method
(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 09/30/2011	YTD previous period 01/01/2010 to 09/30/2010
6.01	Net cash from operating activities	2,006,165	1,694,474
6.01.01	Cash generated from operations	3,133,510	2,584,137
6.01.01.01	Net income, including income tax and social contribution	1,755,159	1,868,551
6.01.01.02	Depreciation and amortization	584,191	498,291
6.01.01.03	Reserve for contingencies	17,976	-143,233
6.01.01.04	Interest and monetary and exchange restatement	834,243	413,900
6.01.01.05	Gain on pension plan	-67,056	-65,405
6.01.01.06	Losses on disposal of noncurrent assets	1,302	1,946
6.01.01.07	Deferred taxes - PIS and COFINS	7,695	5,407
6.01.01.08	Other	0	4,680
6.01.02	Variation on assets and liabilities	-1,127,345	-889,663
6.01.02.01	Consumers, Concessionaires and Licensees	-25,473	-96,188
6.01.02.02	Recoverable Taxes	-1,111	5,588
6.01.02.03	Leases	-3,726	0
6.01.02.04	Escrow deposits	-137,348	-29,782
6.01.02.05	Other operating assets	-65,698	-115,776
6.01.02.06	Suppliers	143,539	123,546
6.01.02.07	Taxes and social contributions paid	-550,050	-531,006
6.01.02.08	Other taxes and social contributions	34,497	-44,798
6.01.02.09	Employee Pension Plans	-50,964	-52,115
6.01.02.10	Interest paid on debt	-549,373	-393,976
6.01.02.11	Regulator charges	21,524	55,380
6.01.02.12	Other operating liabilities	56,838	189,464
6.02	Net cash in investing activities	-903,963	-1,212,750
6.02.02	Acquisition of property, plant and equipment	-419,545	-447,636
6.02.03	Financial investments	39,485	-17,361
6.02.04	Leases	5,623	0
6.02.05	Acquisition of intangible assets	-782,703	-776,342
6.02.08	Acquisition of Ownership	0	-176
6.02.09	Increase Cash for Business Combinations	253,177	0
6.02.10	Other	0	28,765
6.03	Net cash in financing activities	1,609,520	-828,663
6.03.01	Loans, financing and debentures obtained	4,831,782	1,586,602
6.03.02	Payments of Loans, financing and debentures , net of derivatives	-1,981,887	-975,167
6.03.03	Dividend and interest on shareholders’ equity paid	-1,240,375	-1,440,098
6.05	Increase (decrease) in cash and cash equivalents	2,711,722	-346,939
6.05.01	Cash and cash equivalents at beginning of period	1,562,897	1,487,243
6.05.02	Cash and cash equivalents at end of period	4,274,619	1,140,304

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2011 TO SETEMBER 30, 2011
(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.03	Adjusted opening balance	4,793,424	16	904,705	0	795,563	6,493,708	255,948	6,749,656
5.04	Capital transactions within shareholders	0	0	-486,040	-744,744	0	-1,230,784	-7,093	-1,237,877
5.04.06	Dividend	0	0	-486,040	-747,709	0	-1,233,749	-7,093	-1,240,842
5.04.08	Prescribed dividend	0	0	0	2,965	0	2,965	0	2,965
5.05	Total comprehensive income	0	0	0	1,142,258	328,674	1,470,932	1,114,563	2,585,495
5.05.01	Net income	0	0	0	1,116,428	0	1,116,428	22,594	1,139,022
5.05.02	Other comprehensive income	0	0	0	25,830	328,674	354,504	1,091,969	1,446,473
5.05.02.01	Adjustment of financial instruments	0	0	0	102	41,368	41,470	0	41,470
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	-14,100	-14,100	0	-14,100
5.05.02.03	Equity on Subsidiaries	0	0	0	0	0	0	1,091,969	1,091,969
5.05.02.06	Business combinations CPFL Renováveis	0	0	0	25,728	301,406	327,134		327,134
5.06	Internal changes of shareholders equity	0	0	0	19,546	-19,546	0	0	0
5.06.02	Realization of revaluation reserve	0	0	0	29,614	-29,614	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	-10,068	10,068	0	0	0
5.07	Final balance	4,793,424	16	418,665	417,060	1,104,691	6,733,856	1,363,418	8,097,274

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO SETEMBER 30, 2010
(in thousands of Brazilian reais – R$)

Code	Description	Capital	Capital Reserves, options and treasury shares	Profit Reserves	Retained earnings	Other comprehensive income	Shareholders´ Equity	Noncontrolling Shareholders’ Equity	Consolidated Shareholders’ Equity
5.01	Opening balance	4,741,175	16	996,768	-234,278	765,667	6,269,348	267,431	6,536,779
5.03	Adjusted opening balance	4,741,175	16	996,768	-234,278	765,667	6,269,348	267,431	6,536,779
5.04	Capital transactions within shareholders	52,249	0	-655,017	-771,452	0	-1,374,220	-6,181	-1,380,401
5.04.01	Capital increase	52,249	0	0	0	0	52,249	0	52,249
5.04.06	Dividend	0	0	-655,017	-774,429	0	-1,429,446	-6,181	-1,435,627
5.04.08	Prescribed dividend	0	0	0	2,977	0	2,977	0	2,977
5.05	Total comprehensive income	0	0	0	1,182,324	39,264	1,221,588	13,776	1,235,364
5.05.01	Net income	0	0	0	1,182,176	0	1,182,176	16,238	1,198,414
5.05.02	Other comprehensive income	0	0	0	148	39,264	39,412	-2,462	36,950
5.05.02.01	Adjustment of financial instruments	0	0	0	148	59,584	59,732	0	0
5.05.02.02	Tax on Adjustment of financial instruments	0	0	0	0	-20,320	-20,320	0	0
5.05.02.03	Equity on Subsidiaries	0	0	0	0	0	0	-2,462	36,950
5.06	Internal changes of shareholders equity	0	0	0	19,581	-19,581	0	-19,980	-19,980
5.06.02	Realization of revaluation reserve	0	0	0	19,581	-19,581	0	0	0
5.06.03	Tax on Realization of revaluation reserve	0	0	0	0	0	0	0	0
5.06.04	Other transactions within noncontrolling shareholders	0	0	0	0	0	0	-19,980	-19,980
5.07	Final balance	4,793,424	16	341,751	196,175	785,350	6,116,716	255,046	6,371,762

(Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CONSOLIDATED FINANCIAL STATEMENTS - STATEMENTS OF ADDED VALUE
(in thousands of Brazilian reais – R$)

Code	Description	YTD current period 01/01/2011 to 09/30/2011	YTD previous period 01/01/2010 to 09/30/2010
7.01	Revenues	14,083,809	14,256,222
7.01.01	Sales of goods, products and services	13,105,187	12,266,434
7.01.02	Other revenue	778,153	696,554
7.01.02.01	Revenue from construction of infrastructure distribution	778,153	698,867
7.01.02.02	Other	0	-2,313
7.01.03	Revenues related to the construction of own assets	252,409	1,330,644
7.01.04	Allowance for doubtful accounts	-51,940	-37,410
7.02	Inputs	-6,738,866	-7,611,590
7.02.01	Cost of sales	-5,112,157	-5,100,620
7.02.02	Material-Energy-Outsourced services-Other	-1,382,356	-2,264,718
7.02.04	Other	-244,353	-246,252
7.03	Gross added value	7,344,943	6,644,632
7.04	Retentions	-613,091	-516,430
7.04.01	Depreciation and amortization	-474,917	-377,190
7.04.02	Other	-138,174	-139,240
7.04.02.01	Intangible concession asset - amortization	-138,174	-139,240
7.05	Net added value generated	6,731,852	6,128,202
7.06	Added value received in transfer	480,884	351,676
7.06.02	Financial income	480,884	351,676
7.07	Added Value to be Distributed	7,212,736	6,479,878
7.08	Distribution of Added Value	7,212,736	6,479,878
7.08.01	Personnel	439,953	362,987
7.08.01.01	Direct Remuneration	306,484	279,326
7.08.01.02	Benefits	109,495	61,294
7.08.01.03	Government severance indemnity fund for employees- F.G.T.S.	23,974	22,367
7.08.02	Taxes, Fees and Contributions	4,608,850	4,286,145
7.08.02.01	Federal	2,396,119	2,242,963
7.08.02.02	State	2,204,050	2,035,895
7.08.02.03	Municipal	8,681	7,287
7.08.03	Remuneration on third parties’ capital	1,024,911	632,332
7.08.03.01	Interest	1,005,029	620,716
7.08.03.02	Rental	19,882	11,363
7.08.03.03	Other	0	253
7.08.04	Remuneration on own capital	1,139,022	1,198,414
7.08.04.02	Dividends	747,709	774,429
7.08.04.03	Profit / loss for the period	391,313	423,985

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Table of Contents

COMMENTS ON PERFORMANCE

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Analysis of Results

CPFL Energia (Parent Company)

Net income for this quarter was R$ 368,719, 7.1% (R$ 24,571) higher than in the same quarter of the previous year, mainly to results of equity in subsidiaries, as shown below:

	3rd quarter 2011	3rd quarter 2010
CPFL Paulista	142,362	125,155
CPFL Piratininga	57,463	61,067
RGE	61,164	73,414
CPFL Santa Cruz	8,564	3,320
CPFL Leste Paulista	3,616	3,481
CPFL Jaguari	3,840	2,588
CPFL Sul Paulista	4,941	3,847
CPFL Mococa	2,520	1,931
CPFL Geração	79,448	51,729
CPFL Brasil	28,602	49,953
CPFL Atende	125	734
CPFL Planalto	3,845	2,907
CPFL Serviços	2,940	1,391
CPFL Jaguariuna	(17)	-
CPFL Jaguari Geração	2,472	2,353
Chumpitaz	523	(250)
Total	402,406	383,620

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd quarter			Nine months
	2011	2010	Variation	2011	2010	Variation
OPERATING REVENUES	4,858,087	4,494,484	8.1%	13,883,340	12,965,301	7.1%
Electricity sales to final consumers (1)	3,824,174	3,482,626	9.8%	11,015,653	10,421,641	5.7%
Electricity sales to wholesaler	339,763	348,380	-2.5%	914,567	845,887	8.1%
Revenue from construction of concession infrastructure	314,135	295,403	6.3%	778,153	698,867	11.3%
Other operating revenues (1)	380,015	368,075	3.2%	1,174,968	998,906	17.6%
DEDUCTION FROM OPERATING REVENUE	(1,565,864)	(1,395,609)	12.2%	(4,523,475)	(4,120,142)	9.8%
NET OPERATING REVENUE	3,292,224	3,098,875	6.2%	9,359,864	8,845,159	5.8%
ENERGY COST	(1,635,616)	(1,665,778)	-1.8%	(4,578,729)	(4,582,560)	-0.1%
Electricity purchased for resale	(1,278,806)	(1,379,348)	-7.3%	(3,609,063)	(3,723,117)	-3.1%
Electricity network usage charges	(356,810)	(286,430)	24.6%	(969,665)	(859,443)	12.8%
OPERATING COST/EXPENSE	(874,137)	(811,098)	7.8%	(2,507,619)	(2,154,817)	16.4%
Personnel	(169,265)	(147,737)	14.6%	(527,064)	(441,095)	19.5%
Employee pension plan	22,352	21,800	2.5%	67,056	65,405	2.5%
Material	(27,864)	(21,412)	30.1%	(69,400)	(57,626)	20.4%
Outsourced Services	(110,738)	(111,254)	-0.5%	(367,760)	(320,223)	14.8%
Depreciation and Amortization	(149,902)	(120,982)	23.9%	(446,017)	(359,051)	24.2%
Merged Goodwill Amortization	(46,148)	(46,511)	-0.8%	(138,174)	(139,240)	-0.8%
Costs related to infrastructure construction	(314,135)	(295,403)	6.3%	(778,153)	(698,867)	11.3%
Other	(78,438)	(89,599)	-12.5%	(248,107)	(204,120)	21.5%
INCOME FROM ELECTRIC UTILITY SERVICES	782,471	621,999	25.8%	2,273,517	2,107,782	7.9%
FINANCIAL INCOME (EXPENSE)	(205,203)	(73,100)	180.7%	(518,358)	(239,231)	116.7%
Income	220,146	129,825	69.6%	471,584	332,117	42.0%
Expense	(425,349)	(202,925)	109.6%	(989,942)	(571,348)	73.3%
INCOME BEFORE TAX	577,268	548,899	5.2%	1,755,159	1,868,551	-6.1%
Social Contribution	(52,966)	(52,641)	0.6%	(163,648)	(178,316)	-8.2%
Income Tax	(145,237)	(145,477)	-0.2%	(452,488)	(491,821)	-8.0%
NET INCOME FOR THE PERIOD	379,064	350,781	8.1%	1,139,022	1,198,414	-5.0%

Net income attributable to the shareholders	368,719	344,148	7.1%	1,116,428	1,182,176	-5.6%
Net income attributable to the non controlling interests	10,346	6,633	56.0%	22,594	16,238	39.1%

EBITDA	956,168	767,692	24.6%	2,790,652	2,540,668	9.8%

Net Income for the Period and EBITDA Reconciliation (2)
NET INCOME FOR THE PERIOD	379,064	350,781		1,139,022	1,198,414
Employee Pension Plan	(22,352)	(21,800)		(67,056)	(65,405)
Depreciation and Amortization	196,049	167,493		584,191	498,291
Financial Income (Expense)	205,203	73,100		518,358	239,231
Social Contribution	52,966	52,641		163,648	178,316
Income Tax	145,237	145,477		452,488	491,821
EBITDA	956,168	767,692		2,790,652	2,540,668

(1) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on consolidated performance
(2) Information not reviewed by our auditors

Gross Operating Revenue

The Gross Operating Revenue in the 3rd quarter of 2011 was R$ 4,858,087, up 8.1% (R$ 363,603) on the same period of the previous year.

The main factors in this change were:

•         An increase of 9.8% (R$ 341,548) in the billed and unbilled supply of electric energy, due to the increase of 8.1% in the average tariffs charged, mainly as a result of the tariff increases and an increase of 2.6% in the amount of energy sold;

•         A decrease of 2.5% (R$ 8,617) in the energy supplied, caused mainly by the decrease of 32,1% in the average selling price charged, partially offset by the increase of 43.6% in the amount of energy sold.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

•         An increase of 3.2% (R$ 11,940) in Other Operating Revenue, due in particular to the increase of R$ 19,560 in income from the Tariff for the Use of the Distribution System – TUSD, mainly as a result of the migration of captive clients to the free market, and a decrease of R$ 7,620 in other income, largely due to the decrease in revenue from carbon credits recognized in 3Q10 by the subsidiary Ceran and a reduction in the provision of maintenance services

➢  Quantity of Energy Sold

There was an increase of 2.6% in the quantity of energy billed to final consumers in the 3rd quarter of 2011.

The residential, commercial and industrial categories, which account for 84.5% of the energy billed to end users in the quarter, recorded growth of 6.9% and 7.6% and a drop of 2.9%, respectively, compared with the same quarter of the previous year. The residential and commercial categories benefit from the accumulated effect of the expansion of total payroll and availability of credit in recent years, which resulted in increased purchases of household electrical goods and a dynamic retail trade. Although it benefitted, the residential category suffered the impacts of the drop in temperature in relation to the same period in the previous year. The amount sold to the industrial category decreased as a result of the migration of a number of customers to the free market, and was also influenced by the drop in industrial production.

There was an increase of 4.2% in the energy sold and transported in the concession area, which affects both the supply billed and collection of the TUSD, compared with the same period of the previous year.

➢  Tariffs

The energy supply tariffs charged increased by an average of 8.1% in the 3rd quarter of 2011, mainly due to the following tariff adjustments of the distributors subsidiaries:

  CPFL Paulista: 7.23% from April 2011;
  RGE: 6.74% from June 2011;
  CPFL Santa Cruz: 15.38%, CPFL Jaguari: 6.62%, CPFL Mococa: 9.77%, CPFL Leste Paulista: 16.44% and CPFL Sul Paulista: 7.11%, all from February 2011;
  CPFL Piratininga: 5.66% from October 2010. The Tariff Adjustment process has not yet taken place, see details in Note 34.

Deductions from Operating Revenue

Deductions from Operating Income in the 3rd quarter of 2011 amounted to R$ 1,565,864, an increase of 12.2% (R$ 170,255) in relation to the same quarter of 2010, largely due to the increase of 11.1% (R$ 116,841) in ICMS, Pis and Cofins as a result of the supply billed and an increase of 14.9% (R$ 41,400) in CCC and CDE charges.

Cost of Electric Energy

The cost of electric energy in the quarter totaled R$ 1,635,616, a drop of 1.8% (R$ 30,162) in relation to the same period of the previous year.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

➢  Electric Energy purchased for Resale

The balance of electric energy purchased for resale was R$ 1,278,806, a drop of 7.3% (R$ 100,542), explained by the reduction of 2.3% in the amount of energy purchased and 5.1% in the tariff adjustment. The decrease in the amount is mainly due to the start-up of the Foz do Chápeco and Bioenergia projects.

➢  Tariff for the Use of the Distribution System

An increase of 24.6% (R$ 70,380) in the charges for use of the transmission and distribution system, mainly due to the System Service Charges (R$ 18,133) and Basic Network Charges (R$ 50,025), also as a result of production starting at Foz do Chápeco and Epasa.

Operating Costs and Expense

Eliminating the cost of construction of the concession infrastructure, Operating Costs and Expense in the quarter amounted to R$ 560,003, up 8.6% (R$ 44,308) on the previous quarter. This was mainly due to:

•         An increase of 14.6% (R$ 21,528) in Personnel, mainly as a result of the consolidation of CPFL Renováveis (R$ 7,820), the effects of the 2011 Collective Agreement (R$ 6,800), the addition to the early retirement program (R$ 2,993), and the operational start-up of the Foz do Chapecó, Bioenergia and Epasa projects (R$ 1,669).

•         An increase of 30.1% (R$ 6,452) in Material, basically due to the expense of maintaining the grid lines;

•         An increase of 23.9% (R$ 28,920) in Depreciation and Amortization, mainly due to the start-up of Foz do Chapecó (R$ 16,687) and Epasa (R$ 3,954).

•         A drop of 12.5% (R$ 11,161) in Other Expense, largely as a result of changes in legal and court expenses (R$ 14,942), due to the provision for a labor contingency in 2010 (R$ 18,552) of the subsidiary CPFL Paulista, and the decrease of R$ 2,406 in the collection rate, partially offset by the increase in the provision for doubtful accounts (R$ 6,967).

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 205,203, compared with R$ 73,100 in the same period of 2010, an increase of 180.7% (R$ 132,103) in the expense.

➢  Increase of R$ 90,321 (69.6%) in financial income, mainly due to:

An increase in earnings on short-term financial investments (R$ 95,347) as a result of the higher amounts invested in the 3rd quarter of 2011.

➢  Increase of R$ 222,424 (109.6%) in financial expense, mainly due to:

•         An increase of R$ 187,691 (86.8%) in interest debt charges and monetary and exchange restatement as a result of the variation in the debt indexes, particularly the CDI (15.1%),

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

higher indebtedness in the quarter, compared with the same quarter of the previous year and exchange rates on Itaipu´s invoices.

•         Decrease of R$ 30,101 in Capitalized Interest, due to the operational start-up of Foz do Chapecó from October 2010, Epasa from December 2010 and Bioenergia from August 27, 2010.

Social Contribution and Income Tax

Taxes of R$ 198,203 on income in the 3rd quarter of 2011 were 0.04% (R$ 85) lower than in the same quarter of 2010, mainly as a result of the increase in pre-tax income, offset by the effect of the deductibility of the accelerated depreciation of the subsidiary Epasa.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 379,064, or 8.1% (R$ 28,283) lower than in the same period of 2010.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the 3rd quarter of 2011 was R$ 956,168, or 24.6% (R$ 188,476) higher that the EBITDA for the same period of 2010.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

COMMENTS ON THE PERFORMANCE OF THE SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly quoted corporation, and its individual comments on performance is provided in its Interim Financial Statements - ITR, at September 30, 2011, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements – ITR, at September 30, 2011, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly quoted corporation, and its individual comments on performance is provided in its Interim Financial Statements - ITR, at September 30, 2011, filed with the CVM – Comissão de Valores Mobiliários.

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S/A is a publicly quoted corporation, and its individual and consolidated comments on performance are provided in its Interim Financial Statements – ITR, at September 30, 2011, filed with the CVM – Comissão de Valores Mobiliários.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

	Consolidated
	2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months

NET OPERATING REVENUE	442,405	1,181,816	483,494	1,232,352

Cost of electric energy	(372,535)	(939,548)	(391,420)	(958,386)

Operating expenses	(21,088)	(65,453)	(18,159)	(46,282)
Personnel	(5,325)	(16,914)	(4,092)	(13,161)
Material	(885)	(2,141)	(479)	(1,073)
Outside Services	(10,836)	(30,979)	(7,527)	(21,117)
Depreciation and amortization	(1,022)	(3,103)	(711)	(1,983)
Other	(3,019)	(12,316)	(5,350)	(8,948)

INCOME FROM ELECTRIC ENERGY SERVICE	48,783	176,815	73,915	227,684

FINANCIAL INCOME (EXPENSE)	(8,150)	(13,252)	537	1,631
Income	38,434	49,117	6,435	17,330
Expense	(46,585)	(62,369)	(5,898)	(15,699)

Equity in subsidiaries	2,107	2,107	-	-

INCOME BEFORE TAXES	42,740	165,671	74,452	229,315

Social contribution	(3,774)	(14,780)	(6,521)	(20,068)
Income tax	(10,364)	(40,826)	(17,978)	(55,397)

NET INCOME	28,602	110,066	49,953	153,850
EBITDA	49,805	179,918	74,953	229,668

Net Operation Revenue

Net Operating Revenue for this quarter of 2011 was R$ 442,405, a decrease of R$ 41,087 (8.5%) in relation to the same quarter of 2010. This decrease is basically explained by a decrease of of 520 GWh (R$58,206) partially offset by an increase of average tariffs of 4.3% (R$18,430).

Net Income and EBITDA

Net income of R$ 28,602 was recorded in this quarter of 2011, a decrease of R$ 21,351 (42.7%), compared with the same quarter of 2010.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for this quarter of 2011 was R$ 49,805, 33.6% lower than the R$ 74,953 recorded in the same quarter of 2010 (information not reviewed by the Independent Auditors).

CPFL ENERGIA S.A.
Balance Sheets as of September 30, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
ASSETS	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

CURRENT ASSETS
Cash and cash equivalents (note 5)	561,373	110,958	4,274,619	1,562,897
Consumers, Concessionaires and Licensees (note 6)	-	-	1,865,275	1,816,073
Dividends and Interest on Equity (note 12)	125,913	412,648	-	-
Financial Investments (note 7)	44,744	42,533	44,744	42,533
Recoverable Taxes (note 8)	28,083	34,992	208,659	193,020
Derivatives (note 32)	25	-	256,791	244
Materials and Supplies	-	-	42,816	24,856
Leases	-	-	4,443	4,754
Other credits (note 11)	2,434	505	444,535	253,812
TOTAL CURRENT ASSETS	762,572	601,635	7,141,882	3,898,190

NONCURRENT ASSETS
Consumers, Concessionaires and Licensees (note 6)	-	-	186,685	195,738
Due from Related Parties	21,027	14,875	-	-
Escrow Deposits (note 21)	11,431	10,676	1,079,399	890,685
Financial Investments (note 7)	12,679	39,216	46,837	72,823
Recoverable Taxes (note 8)	2,787	2,787	166,385	138,966
Derivatives (note 32)	-	-	224	82
Deferred Tax Credits (note 9)	171,157	177,729	1,096,980	1,183,460
Leases	-	-	24,729	26,315
Financial asset of concession (note 10)	-	-	1,233,886	934,646
Private pension fund (note 18)	-	-	5,800	5,800
Investment at cost	-	-	116,654	116,654
Other credits (note 11)	17,305	27,514	217,932	222,100
Investments (note 12)	6,271,333	6,167,072	-	-
Property, Plant and Equipment (note 13)	133	158	6,982,472	5,786,465
Intangible assets (note 14)	146	255	7,759,064	6,584,874
TOTAL NONCURRENT ASSETS	6,507,998	6,440,282	18,917,048	16,158,607

TOTAL ASSETS	7,270,570	7,041,917	26,058,930	20,056,797

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.
Balance Sheets as of September 30, 2011 and December 31, 2010
(in thousands of Brazilian Reais)
	Parent company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

CURRENT LIABILITIES
Suppliers (note 15)	1,320	1,768	1,197,365	1,047,385
Accrued Interest on Debts (note 16)	-	-	147,854	40,516
Accrued Interest on Debentures (note 17)	3,768	15,529	218,028	118,066
Loans and Financing (note 16)	-	-	1,356,407	578,867
Debentures (note 17)	150,000	-	602,859	1,509,958
Private pension fund (note 18)	-	-	37,967	40,103
Regulatory charges (note 19)	-	-	145,065	123,541
Taxes and Social Contributions Payable (note 20)	603	437	488,434	455,248
Dividends and Interest on Equity (note 24)	17,745	16,360	21,603	23,813
Accrued liabilities related to personnel	11	204	121,574	58,688
Derivatives (note 32)	-	123	-	3,982
Public Utilities (note 22)	-	-	27,212	17,287
Other accounts payable (note 23)	15,966	6,824	513,208	410,869
TOTAL CURRENT LIABILITIES	189,413	41,246	4,877,576	4,428,323

NONCURRENT LIABILITIES
Accrued Interest on Debts (note 16)	-	-	16,118	29,155
Loans and Financing (note 16)	-	-	6,603,497	4,917,843
Debentures (note 17)	300,000	450,000	4,441,440	2,212,314
Private pension fund (note 18)	-	-	454,993	570,877
Taxes and Social Contributions Payable (note 20)	-	-	625	960
Deferred tax debits (note 9)	-	-	651,892	277,767
Reserve for contingencies (note 21)	11,378	10,666	314,068	291,265
Derivatives (note 32)	43	460	43	7,883
Public Utilities (note 22)	-	-	437,301	429,632
Other accounts payable (note 23)	35,880	45,837	164,100	141,124
TOTAL NONCURRENT LIABILITIES	347,301	506,964	13,084,079	8,878,819

SHAREHOLDERS' EQUITY (note 24)
Capital	4,793,424	4,793,424	4,793,424	4,793,424
Capital Reserves	16	16	16	16
Profit Reserves	418,665	418,665	418,665	418,665
Additional dividend proposed	-	486,040	-	486,040
Revaluation Reserve	1,104,691	795,563	1,104,691	795,563
Accumulated profit	417,060	-	417,060	-
	6,733,856	6,493,708	6,733,856	6,493,708
Net equity attributable to noncontrolling shareholders	-	-	1,363,418	255,948
TOTAL SHAREHOLDERS' EQUITY	6,733,856	6,493,708	8,097,274	6,749,656

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,270,570	7,041,917	26,058,930	20,056,797

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.
Statement of income for the period ended on September 30, 2011 and 2010
(in thousands of Brazilian Reais, except for Earnings per share)

	Parent company				Consolidated
	2011		2010		2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
NET OPERATING REVENUE (note 26)	1	3	890	892	3,292,224	9,359,864	3,098,875	8,845,159
COST OF ELECTRIC ENERGY SERVICES
Cost of electric energy (note 27)	-	-	-	-	(1,635,616)	(4,578,729)	(1,665,778)	(4,582,560)
Operating cost	-	-	-	-	(282,157)	(865,526)	(256,275)	(751,597)
Services rendered to third parties	-	-	-	-	(314,901)	(779,529)	(297,594)	(703,494)

GROSS OPERATING INCOME	1	3	890	892	1,059,550	3,136,081	879,228	2,807,508
Operating expenses (note 28)
Sales expenses	-	-	-	-	(84,513)	(262,714)	(67,573)	(211,431)
General and administrative expenses	(5,814)	(21,954)	(6,339)	(17,361)	(135,628)	(431,722)	(133,312)	(323,520)
Other Operating Expense	(36,297)	(108,892)	(36,255)	(108,495)	(56,939)	(168,128)	(56,344)	(164,775)

INCOME FROM ELECTRIC ENERGY SERVICE	(42,110)	(130,843)	(41,704)	(124,964)	782,471	2,273,517	621,999	2,107,782

Equity in subsidiaries	402,406	1,279,552	383,620	1,341,540	-	-	-	-
FINANCIAL INCOME (EXPENSE) (note 29)
Income	23,730	30,754	21,072	43,550	220,146	471,584	129,825	332,117
Expense	(14,417)	(41,198)	(20,994)	(56,015)	(425,349)	(989,942)	(202,925)	(571,348)
	9,313	(10,444)	78	(12,465)	(205,203)	(518,358)	(73,100)	(239,231)
INCOME BEFORE TAXES	369,609	1,138,265	341,994	1,204,111	577,268	1,755,159	548,899	1,868,551
Social contribution (note 9)	312	(4,221)	1,157	(4,363)	(52,966)	(163,648)	(52,641)	(178,316)
Income tax (note 9)	(1,203)	(17,615)	997	(17,572)	(145,237)	(452,488)	(145,477)	(491,821)
	(891)	(21,837)	2,154	(21,935)	(198,203)	(616,136)	(198,118)	(670,137)

NET INCOME	368,719	1,116,428	344,148	1,182,176	379,064	1,139,022	350,781	1,198,414

Net income attributable to controlling shareholders					368,719	1,116,428	344,148	1,182,176
Net income attributable to noncontrolling shareholders					10,346	22,594	6,633	16,238

Net income per share		1.16		1.23

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CPFL Energia S.A.
Statement of changes in shareholders' equity for the period ended on September 30, 2011 and 2010
( thousands of Brazilian Reais )

					Revaluation reserve
	Capital	Capital Reserve	Legal reserve	Dividends	Deemed cost	Financial instruments	Business combination - Reserve	Retained earnings	Total	Noncontrolling shareholders' interest	Total Shareholders' equity

Balance as of December 31, 2010	4,793,424	16	418,665	486,040	609,732	185,831	-	-	6,493,708	255,948	6,749,656

Net income for the period	-	-	-	-	-	-	-	1,116,428	1,116,428	22,594	1,139,022
Approval of dividends proposed	-	-	-	(1,233,749)	-	-	-	-	(1,233,749)	(3,596)	(1,237,345)

Changes in Revaluation reserve:
- Gain in financial instruments	-	-	-	-	-	41,470	-	-	41,470	-	41,470
- Tax on financial instruments	-	-	-	-	-	(14,100)	-	-	(14,100)	-	(14,100)
- Realization of financial instruments	-	-	-	-	-	(102)	-	102	-	-	-
- Realization of deemed cost of fixed assets	-	-	-	-	(29,614)	-	-	29,614	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,068	-	-	(10,068)	-	-	-
-Business combination - CPFL Renováveis	-	-	-	-	(25,728)	-	327,134	25,728	327,134	1,091,969	1,419,103

Destination of profit
- Interim dividend	-	-	-	747,709	-	-	-	(747,709)	-	(3,498)	(3,498)
Dividend prescribed	-	-	-	-	-	-	-	2,965	2,965	-	2,965

Balance as of September 30, 2011	4,793,424	16	418,665	-	564,458	213,099	327,134	417,060	6,733,856	1,363,418	8,097,274

					Revaluation reserve

	Capital	Capital Reserve	Legal reserve	Dividends	Deemed cost	Financial instruments	Retained losses	Total	Noncontrolling shareholders' interest	Total Shareholders' equity
Balance as of December 31, 2009	4,741,175	16	341,751	655,017	635,871	129,796	(234,278)	6,269,348	267,431	6,536,779

Capital increase	52,249	-	-	-	-	-	-	52,249	-	52,249
Net income for the period	-	-	-	-	-	-	1,182,176	1,182,175	16,238	1,198,414
Prescribed dividends	-	-	-	-	-	-	2,977	2,977	-	2,977
Approval of dividends proposed	-	-	-	(1,429,446)	-	-	-	(1,429,446)	-	(1,429,446)

Changes in Revaluation reserve:
- Gain in financial instruments	-	-	-	-	-	59,764	-	59,764	(3,733)	56,031
- Tax on financial instruments	-	-	-	-	-	(20,320)	-	(20,320)	1,270	(19,050)
- Realization of financial instruments	-	-	-	-	-	(179)	148	(31)	-	(31)
- Realization of deemed cost of fixed assets	-	-	-	-	(29,673)	-	29,673	-	-	-
- Tax on deemed cost realization	-	-	-	-	10,092	-	(10,092)	-	-	-

Destination of profit:
- Dividend	-	-	-	774,429	-	-	(774,429)	-	(6,181)	(6,181)
Other changes in noncontrolling shareholders	-	-	-	-	-	-	-	-	(19,980)	(19,980)

Balance as of September 30, 2010	4,793,424	16	341,751	-	616,290	169,061	196,175	6,116,716	255,045	6,371,762

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	CPFL Energia S.A.
	Statement of Cash Flow For the periods ended on September 30, 2011 and 2010
	(thousands of Brazilian Reais)

	Parent Company				Consolidated
	2011		2010		2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months

OPERATING CASH FLOW
Income for the period, before income tax and social contribution	369,610	1,138,265	341,994	1,204,111	577,268	1,755,159	548,899	1,868,551
ADJUSTMENT TO RECONCILE INCOME TO CASH PROVIDED BY OPERATING ACTIVITIES
Depreciation and amortization	36,341	109,025	36,294	108,600	196,049	584,191	167,493	498,291
Reserve for contingencies	-	-	5	5	(1,593)	17,976	16,307	(143,233)
Interest and monetary restatement	10,603	29,489	7,288	16,057	402,110	834,243	158,466	413,900
Pension plan costs	-	-	-	-	(22,352)	(67,056)	(21,800)	(65,405)
Equity in subsidiaries	(402,404)	(1,279,550)	(383,620)	(1,341,540)	-	-	-	-
Losses on the write-off of noncurrent assets	-	-	-	-	456	1,302	(1,998)	1,946
Deferred taxes (PIS and COFINS)	-	-	-	-	(6,839)	7,695	(5,936)	5,407
Other	-	-	-	-	-	-	1,233	4,680

REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	-	-	(50,423)	(25,473)	(57,741)	(96,188)
Dividend and interest on equity received	710,595	1,692,403	754,785	1,254,799	-	-	-	-
Recoverable taxes	23,777	23,015	25,550	23,406	15,813	(1,111)	32,757	5,588
Lease	-	-	-	-	(1,530)	(3,726)	-	-
Escrow deposits	(29)	(42)	(240)	(633)	(14,442)	(137,348)	(2,320)	(29,782)
Other operating assets	3,976	8,280	499	217	53,509	(65,698)	(48,146)	(115,776)

INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(1,852)	(448)	(80)	(1,148)	96,973	143,539	87,344	123,546
Taxes and social contributions paid	(15,453)	(15,653)	(18,790)	(18,790)	(223,109)	(550,050)	(189,519)	(531,006)
Other taxes and social contributions	(9,281)	222	(9,887)	(734)	34,300	34,497	(10,009)	(44,798)
Other liabilities with employee pension plans	-	-	-	-	(15,479)	(50,964)	(14,818)	(52,115)
Interest on debts - paid	(27,533)	(51,984)	(22,756)	(42,154)	(185,906)	(549,373)	(150,809)	(393,976)
Regulatory charges	-	-	-	-	5,320	21,524	8,770	55,380
Other operating liabilities	3,606	(1,007)	4,094	14,709	(30,267)	56,838	19,889	189,464
CASH FLOWS PROVIDED (USED) BY OPERATIONS	701,956	1,652,015	735,136	1,216,905	829,858	2,006,165	538,062	1,694,474

INVESTMENT ACTIVITIES
Capital increase in investments	-	-	-	-	-	-	(59)	(176)
Increase in property, plant and equipment	-	-	-	-	253,177	253,177	-	-
Financial investments	-	-	-	(169)	(122,259)	(419,545)	(166,489)	(447,636)
Lease	11,693	34,615	11,264	32,503	14,905	39,485	(35,107)	(17,361)
Additions to intangible assets	-	-	-	-	2,014	5,623	-	-
Sale of noncurrent assets	(1)	(1)	-	-	(342,593)	(782,703)	(335,408)	(776,342)
Advances for capital future increase	-	-	(210)	(305)	-	-	-	-
Intercompany loans with subsidiaries and associated companies	11,657	(6,692)	(41,727)	(40,113)	-	-	-	-
Other	-	-	(1)	27	-	-	26,225	28,765

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	23,349	27,922	(30,674)	(8,057)	(194,756)	(903,963)	(510,838)	(1,212,750)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	-	-	-	-	1,420,990	4,831,782	786,499	1,586,602
Payments of Loans, financing and debentures, net of derivatives	(121)	(121)	-	(198)	(1,434,346)	(1,981,887)	(259,883)	(975,167)
Dividend and interest on equity paid	(746,755)	(1,229,401)	(771,253)	(1,423,595)	(750,075)	(1,240,375)	(790,985)	(1,440,098)

(UTILIZATION) GENERATION OF CASH IN FINANCING	(746,876)	(1,229,522)	(771,253)	(1,423,793)	(763,431)	1,609,520	(264,369)	(828,663)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(21,571)	450,415	(66,791)	(214,945)	(128,329)	2,711,722	(237,145)	(346,939)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	582,944	110,958	70,972	219,126	4,402,948	1,562,897	1,377,449	1,487,243

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	561,373	561,373	4,181	4,181	4,274,619	4,274,619	1,140,304	1,140,304

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	CPFL Energia S.A. Added Value Statements for the periods ended on September 30, 2011 and 2010
	(in thousands of Brazilian Reais)

	Parent company				Consolidated
	2011		2010		2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
1. Revenues	1	3	980	982	4,915,075	14,083,809	4,931,248	14,256,222
1.1 Operating revenues	1	3	980	982	4,543,952	13,105,187	4,199,081	12,266,434
1.2 Revenues related to the construction of own assets	-	-	-	-	71,510	252,409	443,880	631,777
1.3 Revenue from infrastructure construction	-	-	-	-	314,135	778,153	295,403	698,867
1.4 Allowance of doubtful accounts	-	-	-	-	(14,522)	(51,940)	(7,330)	(37,410)
1.5 Provision for losses on the realization of regulatory assets	-	-	-	-	-	-	214	(2,313)

2. (-) Inputs	(3,579)	(17,611)	(5,279)	(14,340)	(2,406,197)	(6,738,866)	(2,786,627)	(7,611,590)
2.1 Electricity Purchased for Resale	-	-	-	-	(1,823,465)	(5,112,157)	(1,840,003)	(5,100,620)
2.2 Material	(15)	(46)	(7)	(46)	(228,539)	(604,434)	(221,283)	(760,103)
2.3 Outsourced Services	(2,567)	(13,970)	(4,314)	(10,894)	(266,985)	(777,922)	(611,879)	(1,504,615)
2.4 Other	(998)	(3,595)	(958)	(3,400)	(87,208)	(244,353)	(113,462)	(246,252)

3. Gross added value (1 + 2)	(3,579)	(17,608)	(4,299)	(13,358)	2,508,878	7,344,943	2,144,621	6,644,632

4. Retentions	(36,342)	(109,025)	(36,294)	(108,600)	(208,617)	(613,091)	(173,462)	(516,430)
4.1 Depreciation and amortization	(45)	(134)	(39)	(105)	(162,470)	(474,917)	(126,951)	(377,190)
4.2 Amortization of intangible assets	(36,297)	(108,892)	(36,255)	(108,495)	(46,148)	(138,174)	(46,511)	(139,240)

5. Net added value generated (3 + 4)	(39,920)	(126,633)	(40,593)	(121,958)	2,300,261	6,731,852	1,971,159	6,128,202

6. Added value received in transfer	426,136	1,319,700	404,692	1,394,207	220,503	480,884	136,900	351,676
6.1 Financial Income	23,730	40,148	21,072	52,667	220,503	480,884	136,900	351,676
6.2 Equity in Subsidiaries	402,406	1,279,552	383,620	1,341,540	-	-	-	-

7. Added value to be distributed (5 + 6)	386,216	1,193,066	364,099	1,272,249	2,520,764	7,212,736	2,108,059	6,479,878

8. Distribution of added value	386,216	1,193,066	364,099	1,272,249	2,520,764	7,212,736	2,108,059	6,479,878
8.1 Personnel and Charges	1,915	3,453	870	2,436	140,456	439,953	124,585	362,987
8.1.1 Direct Remuneration	1,304	2,842	804	2,257	106,006	306,484	93,993	279,326
8.1.2 Benefits	549	432	44	96	26,443	109,495	22,875	61,294
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	62	178	22	83	8,007	23,974	7,717	22,367
8.2 Taxes, Fees and Contributions	1,138	31,924	(1,916)	31,578	1,569,251	4,608,850	1,417,589	4,286,145
8.2.1 Federal	1,138	31,920	(1,926)	31,562	804,620	2,396,119	732,479	2,242,963
8.2.2 State	-	4	-	-	762,897	2,204,050	683,942	2,035,895
8.2.3 Municipal	-	-	10	16	1,579	8,681	1,168	7,287
8.3 Interest and Rentals	14,444	41,262	20,997	56,059	431,993	1,024,911	215,104	632,332
8.3.1 Interest	14,415	41,188	20,981	55,996	425,294	1,005,029	210,361	620,716
8.3.2 Rental	29	74	16	63	6,699	19,882	4,490	11,363
8.3.2 Other	-	-	-	-	-	-	253	253
8.4 Interest on capital	368,719	1,116,428	344,148	1,182,176	379,064	1,139,022	350,781	1,198,414
8.4.1 Dividends (including proposed additional)	-	747,709	-	774,429	-	-	-	-
8.4.2 Retained Earnings	368,719	368,719	344,148	407,747	-	747,709	-	774,429
					379,064	391,313	350,781	423,985

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2011

 (Amounts expressed in thousands of reais, unless otherwise indicated)

(1)     OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and commercialization activities.

The Company’s headquarters are located at Rua Gomes de Carvalho, 1510 - 14º floor - Cj 2 - Vila Olímpia - São Paulo - SP - Brazil.

The Company has direct and indirect interests in the following operational subsidiaries (information on the concession area, number of consumers, energy production capacity and associated data not examined by the independent auditors):

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,704	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	27	1,458	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	262	1,293	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	183	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	52	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	33	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	73	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	41	16 years	July 2015

Installed power
Energy generation	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Total	CPFL participation

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal*	695 MW	695 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48,72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25,01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 51%	Paraíba	2 Thermals	342 MW	174 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59,93%**	São Paulo	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indireta 54,5%	(***)	(***)	(***)	(***)

(*) SHP - Small Hydropower Plant
(**) Paulista Lajeado has a 7% participation in the installed power of Investco S.A.
(***) Details of the restructuring activities and CPFL Renováveis are described in note 1,1

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Commercialization of Energy and Services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization, consultancy and advisory services to agents in the energy sector	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Chumpitaz Serviços S.A. ("Chumpitaz")	Private corporation	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Private corporation	Venture capital company	Direct 100%
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Private corporation	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
CPFL Bio Anicuns S.A. ("Anicuns")	Private corporation	Energy generation studies and projects	Indirect 100%
CPFL Bio Itapaci S.A ("Itapaci")	Private corporation	Energy generation studies and projects	Indirect 100%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99,95%

1.1  Corporate restructuring CPFL Energia Renováveis S.A. (CPFL Renováveis)

On April 19, 2011, the Company signed an agreement with the shareholders of ERSA Energias Renováveis S.A. (Ersa) to merge assets and projects relating to renewable energy sources held in its subsidiaries (in the case of CPFL, the assets of the subsidiaries CPFL Geração and CPFL Brasil) including wind farms, biomass and small hydroelectric power plants. After a series of planned restructurings, CPFL Geração and CPFL Brasil have joined the shareholders of ERSA, as majority shareholders, resulting in the creation of CPFL  Energias Renováveis S.A.

The objective of the association was to consolidate the experience of both groups in the renewable energy sector, thereby obtaining synergies by combining their operations and an improved structure for developing their business.

On June 21, 2011, in Resolution 2967/2011, published in the Official Gazette of the Federal Executive – DOU, on July 04, 2011, ANEEL authorized the restructuring which involved the following stages for the CPFL Group companies involved in the project:

Stage 1:  Transfer of CPFL Geração`s small hydroelectric power plants - SHPs to the following SPCs (Special Purpose Companies) controlled by CPFL Geração:  MOHINI Empreendimentos e Participações Ltda. – “Mohini”; JAYADITYA Empreendimentos e Participações Ltda – “Jayaditya”; and CHIMAY Empreendimentos e Participações Ltda. – “Chimay”;

Stage 2:  Increase of the capital of Smita Empreendimentos e Participações S.A. (SMITA) through the contribution by CPFL Geração and CPFL Brasil of their interests in renewable energy SPCs, including the Mohini, Jayaditya and Chimay SPCs, which received the CPFL Geração`s small hydroelectric power plants at stage 1; and

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Stage 3:  Merger of SMITA by ERSA, whereby CPFL Geração and CPFL Brasil became shareholders in that company, which took the name of CPFL Energias Renováveis S.A.

The subsidiaries CPFL Geração, CPFL Brasil and SMITA approved stages 1 and 2 on July 18, 2011. Stage 3 was approved on 24 August and CPFL Renováveis has been fully consolidated in CPFL Energia´s financial statements since August 1, 2011.

As a result of the approval of stage 3, CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, through its subsidiaries CPFL Geração (43.65%) and CPFL Brasil (10.85%). See further accounting details in note 12.4.

CPFL Renováveis is an independent producer of energy, focused exclusively on the Brazilian generation of electric energy from renewable sources market, through the development, construction and operation of small (up to 30 MW) and medium (up to 200 MW) plants, such as small hydropower plants (SHPs), wind and biomass plants. CPFL Renováveis is comprised of:

•       17 subsidiaries, with the main objective of generation of electric energy by hydropower plants, consisting of 36 small hydropower plants, of which: (i) 34 are operational, with total installed power of 307 MW, located in the states of São Paulo, Santa Catarina and Minas Gerais, and (ii) 2 are under development, with planned installed power of 38 MW, scheduled to start operating in 2013 and 2014;

•       19 subsidiaries with the main objective of generating electric energy from wind sources, of which (i) 4 are operational, with total installed power of 210MW, located in the state of Ceará, and (ii) 15 are under development, with planned installed power of 889 MW, scheduled to start operating between 2012 and 2015;

•      Nine subsidiaries with the main objective of generating electric energy from biomass, of which (i) 4 are operational, with total installed power of 160 MW, located in the states of São Paulo and Rio Grande do Norte and (ii) 5 are under development, with planned installed power of 240 MW, scheduled to start operating between 2012 and 2014.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated quarterly financial statements were prepared in accordance with generally accepted accounting principles in Brazil, based on the guidelines provided by the Brazilian Committee on Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - CPC) and are presented in accordance with CPC21 Interim Financial Reporting.

The Company also follows the guidelines of the Public Electric Energy Accounting Manual and the standards laid down by the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with generally accepted accounting practices in Brazil and/or international accounting practices.

The individual financial statements are in conformity with the International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB, except for measurement of investments in subsidiaries and jointly controlled entities, which are accounted for using the equity method, whereas under IFRS they should be recognized by the cost or fair value method.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

The consolidated financial statements were prepared and are presented in full conformity with the IFRS standards and are presented in accordance with IAS 34 Interim Financial Reporting.

The accounting practices adopted in preparing these Interim Financial Statements are consistent with those adopted in December 31, 2010, and should be read together with those statements.

2.2 Basis of measurement

The financial quarterly statements have been prepared on the historic cost basis except for the following material items recorded in the balance sheets: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, iii) available-for-sale financial assets measured at fair value, iv) property, plant and equipment adjusted to reflect the “deemed cost” on the transition date, and v) actuarial assets, recognition of which is limited to the present value of the economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

2.3 Use of estimates and judgments

Preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the resulting accounting estimates are rarely the same as the actual results. Accordingly, Company Management reviews the estimates and assumptions on an ongoing basis. Adjustments derived from revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimates that are subject to a greater degree of uncertainty and involve the risk of resulting in a material adjustment if these assumptions and estimates suffer significant changes during the next financial year is included in the following notes:

•         Note 9 – Deferred tax credits and debits;

•         Note 10 – Financial asset of concession;

•         Note 14 – Intangible assets;

•         Note 18 – Private Pension Fund;

•         Note 21 – Reserve for contingencies and scrow deposits, and

•         Note 32 – Financial instruments and Operating Risks.

2.4 Functional currency and presentation currency

The individual and consolidated quarterly financial statements are presented in thousands of Brazilian reais, which is the Company's functional currency. Certain figures have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not tally due to rounding.

2.5 Basis of consolidation

(i) Business combinations

In the case of acquisitions made after January 1, 2009, the Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. If the excess is negative, a gain arising from the purchase agreement is recognized immediately in profit or loss for the period.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(ii) Subsidiaries and jointly-owned entities

The financial statements of subsidiaries and jointly-owned entities (joint ventures) are included in the consolidated financial statements from the date that total or shared control commences until the date that control ceases.

A jointly controlled operation is a venture directly or indirectly controlled together with other investors, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The accounting policies of subsidiaries, jointly controlled entities taken into consideration in consolidation are aligned with the Company's accounting policies.

The financial information of subsidiaries and jointly controlled entities and of the associates is accounted for using the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for fully owned subsidiaries and proportionately consolidated for the jointly-owned entities.

Intra-group balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Observing the conditions described above, the amount related to non-controlling interests is shown in shareholders' equity after the statement of income in each period presented.

(iii) Acquisition of non-controlling interest

Accounted for as transactions between equity holders and therefore no goodwill is recognized as a result of such transactions.

2.6 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by Management in deciding on allocation of resources and to assess the segment's performance, and (iii) for which financial information is available.

Company Management bases strategic decisions on reports, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation activities (“Generation”); (iii) energy commercialization and service provision activities (“Commercialization”); and (iv) other, basically corresponding to corporate services and other activities not listed in the previous items.

Presentation of the operating segments includes items directly attributable to the segments, such as allocations required, including intangible assets.

2.7 Information on Corporate Interests

The interests directly or indirectly held by the Company in the subsidiaries and jointly-owned entities are described in Note 1. Except for the (i) jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, which are consolidated proportionately, and (ii) the investment in Investco recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

As of September 30, 2011, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and in CPFL Renováveis.

2.8 Value added statements

The Company prepared individual and consolidated value added statements (“DVA”) in conformity with technical pronouncement CPC 09 - Value Added Statement, and these are presented as an integral part of the quarterly financial statements.

(3)   SUMMARY OF THE SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these individual and consolidated financial statements.

3.1 Concession agreements

ICPC 01 Concession Agreements establishes general guidelines for the recognition and measurement of obligations and rights related to concession agreements and applies to situations in which the granting power controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

These definitions having been attended to, the infrastructure of distribution concessionaires is segregated and rolled forward from the time of construction, complying with the provisions of the CPCs and IFRSs, so that the financial statements record (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (compensation) by reversing the assets at the end of the concession.

The value of the concession financial assets is determined at fair value, based on the remuneration of the assets established by the regulatory authority. The financial asset is classified as available-for-sale and is restated in accordance with the adjustment of its fair value, against the revaluation reserve in equity.

The remaining amount is registered in intangible assets and corresponds to the right to charge consumers for electric energy distribution services, amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Provision of infrastructure construction services is registered in accordance with CPC 17 –Construction Contracts, against a financial asset corresponding to the amount subject to compensation. Residual amounts are classified as intangible assets and will be amortized over the concession period in accordance with the economic pattern against which the revenue from consumption of electric energy is collected.

In accordance with (i) the tariff model, which does not provide for a profit margin for the infrastructure construction activity, (ii) the way in which the subsidiaries manage the building by using a high level of outsourcing, and (iii) there is no provision for gains on constructions in the Company‘s business plans, management is of the opinion that the margins on this operation are irrelevant, and therefore no additional value to the cost is considered in the composition of the revenue. The revenue and construction costs are therefore presented in profit or loss for the period at the same amounts.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

3.2 Financial instruments

- Financial assets:

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become one of the parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Company and its subsidiaries hold the following main financial assets:

 i.       Classified at fair value through profit or loss: assets held for trading or designated as such upon initial recognition. The Company and its subsidiaries manage such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management or investment strategy. These financial assets are measured at fair value, and changes are recognized in profit or loss for the period.

The main financial assets classified by the Company and its subsidiaries in this category are: (i) bank balances and financial investments (Note 5), (ii) financial investments (Note 7) and (iii) derivatives (Note 32).

ii.       Held-to-maturity: assets that the Company and its subsidiaries have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequent to initial recognition are measured at recognized cost using the effective interest method, less any impairment losses.

The Company classifies the security receivable from CESP (Note 7) in this category.

iii.       Loans and receivables: assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and, subsequent to initial recognition, measured at recognized cost using the effective interest method, less any impairment losses.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 6), and (ii) other credits (Note 11).

iv.       Available-for-sale: these are non-derivative financial assets designated as available-for-sale or not classified in any of the previous categories. Subsequent to initial recognition, interest calculated by the effective rate method is recognized in profit or loss as part of the net operating income. Changes for registration at fair value are recognized in the equity valuation reserve in equity. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

The main asset of the Company and its subsidiaries classified in this category is the right to compensation at the end of the concession. The option to designate this instrument as available-for-sale is due to the fact that it does not classify  in the categories described above. Since Management believes that the compensation will be at least in accordance with the current tariff pricing model, this instrument cannot be registered as loans and receivables as the compensation will not be fixed or determinable, due to the uncertainty in relation to impairment for reasons other than deterioration of the credit. The main uncertainties relate to the risk of non-recognition of part of these assets by the regulatory authority and their replacement values at the end of the concession (Note 4).

- Financial liabilities:

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Company and its subsidiaries have the following main financial liabilities:

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

 i.       Measured at fair value through profit or loss: financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to evaluate the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are registered at fair value and for any change in the subsequent measurement of the fair value, set against profit or loss.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain foreign currency debts (Note 16) and (ii) derivatives (Note 32).

ii.       Not measured at fair value through profit or loss: financial liabilities that are not classified in any of the previous categories. They are measured initially at fair value less any attributable transaction cost and subsequently measured at recognized cost by the effective interest method.

The main financial liabilities classified in this category are: (i) suppliers (note 15), (ii) loans and financing (note 16), (iii) debt charges (Note 16); (iv) debenture charges (Note 17); (v) debentures (Note 17); (vi) public utilities (Note 22); and (vii) other accounts payable (note 23).

The Company accounts for warranties when issued to non-controlled entities or when the warranty is granted at a percentage higher than the Company's interest. Such warranties are initially measured at fair value, by (i) a liability equivalent to the risk assumed of non-payment of the debt, which is amortized against financial income simultaneously and in proportion with amortization of the debt and (ii) an asset equivalent to the right to compensation by the guaranteed party or a expense prepaid under the warranties, which is amortized by receipt of cash from other shareholders or on a straight-line basis against financial expense over the warranty period.

Financial assets and liabilities are offset and the net amount presented when, and only when, there is a legal right to offset the amounts and the intent to settle on a net basis or to realize the asset and settle the liability simultaneously.

- Capital

Common shares are classified as equity. Additional costs directly attributable to issuance of shares and share options are recognized as a deduction from equity, net of any tax effects.

3.3 Lease agreements:

It should be established at the start of an agreement whether the arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the lessor the right to control the use of the underlying asset.

Leases in which substantially all the risks and rewards are with the lessor are classified as operating leases. Payments/receipts made under operating leases are recognized as expense/revenue in profit or loss on a straight-line basis, over the term of the lease.

Leases which involve not only the right to use assets, but also substantially transfer the risks and rewards to the lessee, are classified as finance leases.

In finance leases in which the Company or its subsidiaries act as lessee, the assets are capitalized to property, plant and equipment at the start of the agreement against a liability measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. The property, plant and equipment is depreciated in accordance with the accounting policy applicable to that asset.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

If the Company or its subsidiaries are the lessor in a finance lease, the investment is initially recognized at the construction/acquisition cost of the asset.

In both cases, the financial income/expense is recognized in profit or loss for the period over the term of the lease so as to produce a constant rate of interest on the remaining balance of the investment/liability.

3.4 Property, plant and equipment:

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by management, the cost of dismantling and removing the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The assets were measured at the transition date in accordance with the CPC and IFRS rules by segregation into two groups:

- Assets measured at deemed cost at the transition date: model adopted for assets built and put into long-term service where it is not possible to reconstruct the cost formation or where the cost of the survey is of no benefit in presentation of the financial statements. The cost of these items at the transition date was therefore determined in accordance with market prices (“deemed cost”) and the revalued amounts are presented for both cost and accumulated depreciation. The effects of the deemed cost increased property, plant and equipment against equity, net of related tax effects, in our subsidiaries CPFL Geração and CPFL Sul Centrais.

- Assets measured at historic cost: model adopted by the Company for recently built assets where the basis for cost formation can be easily confirmed and the values at historic cost approximate the respective market values. In such cases, the subsidiaries performed an analysis to ensure that the cost formation is in accordance with current accounting practices.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic rewards for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the regulatory authority. In the case of generators subject to regulation by Decree 2003, of 1996 (subsidiary  CERAN and joint-controlled subsidiaries ENERCAN, BAESA and Foz do Chapecó), the assets are depreciated at the rates established by the regulatory authority, provided they do not exceed the term of the concession.

Gains and losses derived from write-down of an item of property, plant and equipment are determined by comparing the resources produced by disposal with the carrying amount of the asset, and are recognized net together with other operating income/expense.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

3.5 Intangible assets:

Includes rights related to non-physical assets such as goodwill, concession exploration rights, software and rights-of-way.

Goodwill resulting from the acquisition of subsidiaries is measured at the difference between the amount paid and/or payable for acquisition of a business and the net fair value of the assets and liabilities of the subsidiary acquired.

Goodwill is measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives are not subject to amortization and are tested annually for impairment.

Negative goodwill is registered as gains in profit or loss at the time of the acquisition.

In the individual financial statements, goodwill is included in the carrying amount of the investment, and stated as an intangible asset in the consolidated financial statements.

Intangible assets corresponding to the right to exploit concessions can have three separate origins, based on the following arguments:

 i.       Acquisitions through business combinations: the portion of goodwill arising from business combinations that correspond to the right to operate the concession is stated as an intangible asset. Such amounts are amortized based on the net income curves projected for the concessionaires for the remaining term of the concession.

ii.       Investments in infrastructure (Application of ICPC 01 – Concession agreements): Under the electric energy distribution concession agreements with the subsidiaries, the intangible asset registered corresponds to the concessionaires' right to collect from users for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the term of the concession in proportion to a curve that reflects the consumption pattern in relation to the anticipated economic rewards. For further information see Note 3,1.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of ANEEL. ANEEL regulates the release of Public Electric Energy Utility concession assets, granting prior authorization for release of assets of no use to the concession, intended for disposal and determines that the proceeds of the disposal be deposited in a tied bank account for use in the concession.

iii.       Public utilities: certain generation concessions were granted against payment to the federal government for use of a public utility. This obligation was registered on the date of signing the respective agreements, at present value, against the intangible assets account. These amounts, capitalized by interest incurred on the obligation to the start-up date, are amortized on a straight-line basis over the remaining term of the concession.

3.6 Impairment

- Financial assets:

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired.  Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Company and its subsidiaries consider evidence of impairment of receivables and held-to-maturity investment securities at both a specific asset and a collective level for all significant securities. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted in accordance with management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historic trends.

An impairment loss of a financial asset is recognized as follows:

•       Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the assets original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event indicates a decrease in the impairment loss, the decrease in impairment is reversed through profit or loss.

•       Available-for-sale: as the difference between the acquisition cost, net of any repayment and amortization of the principal, and the current fair value, less any impairment loss previously recognized in profit or loss. Losses are recognized in profit and loss.

If an increase (gain) is identified in periods subsequent to recognition of the loss, then the impairment loss is reversed against the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale financial asset is recognized in the revaluation reserve in equity.

- Non-financial assets:

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually to check that the asset's carrying amount does not exceed the recoverable value. Other assets subject to amortization are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may be impaired.

In impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of its value in use and its fair value less costs to sell.

The methods used to assess impairment include tests based on the asset's value in use. In such cases, the assets (e.g. goodwill) are segregated and grouped together at the lowest level that generates identifiable cash flows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill, where the loss cannot be reversed in the subsequent period, impairment losses are assessed annually for any possibility to reverse the impairment.

Goodwill included in the carrying amount of an investment in an associate, as it is not recognized individually, is tested with the investment as if it were a single asset.

 3.7 Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. If applicable, provisions are determined by discounting the expected future cash flows at a rate that reflects current market assessment and the risks specific to the liability.

3.8 Employee benefits

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Certain subsidiaries have post-employment benefits and pension plans, recognized by the accrual method in accordance with CPC 33 Employee benefits, and are regarded as sponsors of these plans. Although the plans have particularities, they have the following characteristics:

 i.       Defined contribution plan: a post-employment benefit plan under which the sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of this plan. The obligations are recognized as an expense in profit or loss in the periods during which the services are rendered.

ii.       Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets of the reporting date. The actuarial liability is calculated annually by independent actuaries using the projected unit credit method. The subsidiaries use the corridor method to avoid fluctuations in the macroeconomic conditions distorting the profit or loss for the period. The accumulated differences between the actuarial estimates and the actual results are therefore not recognized in the financial statements unless they are in excess of 10% of the greater of the plan liabilities and assets. Unrecognized gains and losses in excess of this limit are recognized in profit or loss for the year over the estimated remaining service time of the employees. If the plan records a surplus and it becomes necessary to recognize an asset, recognition is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9 Dividends and Interest on shareholders’ equity

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of net income adjusted in accordance with the bylaws. According to international accounting practices, CPC 24 and ICPC 08, a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. They will therefore be held in equity, in the “Additional dividend proposed” account, as they do not meet the criteria of present liability at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring interim dividends and Interest on shareholders’ equity determined in a half-yearly balance sheet. Interim dividends declared at the base date of June 30 are only recognized as a liability in the Company's financial statement after the date of the Board's decision.

In accordance with the new accounting practice, Interest on shareholders’ equity is no longer shown in the statement of income and the effects are only stated in changes in equity and in the effective income tax and social contribution rates.

3.10 Revenue recognition

Operating income in the course of ordinary activities of the subsidiaries is measured at the fair value of the consideration received or receivable. Operating revenue is recognized when persuasive evidence exists that the most significant risks and rewards have been transferred to the buyer, when it is probable that the financial and economic rewards will flow to the entity, that the associated costs can be reliably estimated, and the amount of the operating income can be reliably measured.

Revenue from distribution of electric energy is recognized when the energy is billed. Unbilled income related to the monthly billing cycle is appropriated based on the actual amount of energy provided in the month and the annualized loss rate. Historically, the difference between the unbilled revenue and the actual consumption, which is recognized in the subsequent month, has not been material. Revenue from energy generation sales is accounted for based on the assured energy and at tariffs specified in the terms of the contract or the current market price, as applicable. Energy commercialization revenue is accounted for based on bilateral contracts with market agents and duly registered with the Electric Energy Commercialization Chamber - CCEE. No single consumer represents 10% or more of the total billing.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Service revenue is recognized when the service is effectively provided, under a service agreement between the parties.

Revenue from construction contracts is recognized by the percentage of completion method (“fixed-price”), and losses are recognized in profit or loss as incurred.

3.11 Income tax and Social contribution

Income tax and Social contribution expense is calculated and recognized in accordance with the legislation in force and comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to an item recognized directly in equity or in the revaluation reserve in equity, which is recognized net of tax effects.

Current tax is the expected tax payable or receivable/to be offset on the taxable income or loss. Deferred tax is recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes.

The Company and certain subsidiaries recorded in their financial statements the effects of tax loss carryforwards and temporary non-deductible differences, based on projections of future taxable profits, annually approved by the Board of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits on merged goodwill, which is amortized in proportion to the individual projected net incomes for the remaining term of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.12 Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to the Company by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share is determined by this weighted average number of shares outstanding, adjusted for the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 and IAS 33.

3.13 Regulatory assets and liabilities

In accordance with the preliminary interpretation of IASB/CPC, regulatory assets and liabilities cannot be recognized in our distribution subsidiaries' financial statements as they do not meet the requirements for assets and liabilities described in the “Framework for the Preparation and Presentation of Financial Statements”. The rights or offsetting are therefore only reflected in the financial statements to the extent that the electric energy is consumed by the captive customers.

(4)   DETERMINATION OF FAIR VALUE

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between knowledgeable and willing parties under normal market conditions. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair values were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&F, BOVESPA and ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation by the Federal Government on reversal of the assets of the distribution concessionaires. The methodology adopted for marking these assets to market is based on the tariff review process for distributors. This review, conducted every four or five years according to each concessionaire, consists of revaluation at market price of the distribution infrastructure. This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indices.

Although the methodology and criteria for valuation of the compensation on reversal of the assets has not yet been defined by the Federal Government, company management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the General Market Price Index - IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the Tariff Review process.

(5)    CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2011	December 31, 2010	Sptember 30, 2011	December 31, 2010
Bank deposits	5,851	4,700	52,670	361,749
Short-term financial investments	555,522	106,258	4,221,949	1,201,148
Total	561,373	110,958	4,274,619	1,562,897

Short-term financial investments are short-term transactions with institutions operating in the Brazilian financial market, with daily liquidity, low credit risk and average interest of 100% of the Interbank deposit rate (CDI).

(6)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

In the consolidated financial statements, the balance derives mainly from the supply of electric energy. The following table shows the breakdown at September 30, 2011 and December 31, 2010:

	Consolidated
		Past due		Total
	Amounts coming due	until 90 days	90 days	September 30, 2011	December 31, 2010
Current
Consumer classes
Residential	338,694	220,323	24,788	583,817	502,539
Industrial	156,386	49,505	42,236	248,127	232,943
Commercial	125,971	42,557	14,878	183,406	169,955
Rural	37,099	6,434	1,572	45,105	39,094
Public administration	30,198	6,014	869	37,081	32,614
Public lighting	28,731	3,056	13,314	45,101	41,749
Public utilities	38,014	7,848	938	46,800	40,055
Billed	755,093	335,737	98,595	1,189,437	1,058,949
Unbilled	434,284	-	-	434,284	465,077
Financing of Consumers' Debts	79,223	8,518	32,464	120,205	112,141
Free energy	3,853	-	-	3,853	3,727
CCEE transactions	12,609	-	-	12,609	23,932
Concessionaires and Licensees	188,216	-	-	188,216	193,852
Provision for doubtful accounts	-	-	(93,358)	(93,358)	(80,692)
Other	10,040	-	-	10,028	39,086
Total	1,483,318	344,255	37,701	1,865,275	1,816,073

Non current
Financing of Consumers' Debts	145,384	-	-	145,384	154,436
CCEE transactions	41,301	-	-	41,301	41,301
Total	186,685	-	-	186,685	195,738

Allowance for doubtful accounts

Changes in the allowance for doubtful accounts are as follows:

Consolidated
As of December 31, 2010	(80,692)
Provision recognized	(78,199)
Recovery of revenue	26,258
Write-off of accounts receivable provisioned	39,274
As of September 30, 2011	(93,358)

(7)     FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of eight years. The amounts paid to CESP by the Company will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of September 30, 2011, the current assets balance of the parent company is R$ 44,744 (R$ 42,533 as of December 31, 2010), and the noncurrent assets balance is R$ 12,679 (R$ 39,216 as of December 31, 2010).  The operation is subject to interest of 17,5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(8)     RECOVERABLE TAXES

	Parent company		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Current
Prepayments of social contribution - CSLL	167	379	3,138	1,425
Prepayments of income tax - IRPJ	438	872	5,961	2,791
IRRF on interest on equity	15,657	30,039	15,964	30,347
Income tax and social contribution to be offset	9,787	761	24,028	11,449
Withholding tax - IRRF	1,964	2,870	56,812	40,804
ICMS to be offset	-	-	71,898	72,999
Social Integration Program - PIS	-	-	5,738	3,801
Contribution for Social Security financing- COFINS	42	42	21,887	13,437
National Social Security Institute - INSS	1	1	2,229	2,230
Other	26	26	1,004	13,736
Total	28,083	34,992	208,659	193,020

Noncurrent
Social contribution to be offset - CSLL	-	-	35,399	32,390
Income tax to be offset - IRPJ	-	-	1,001	1,001
ICMS to be offset	-	-	108,205	101,380
Social Integration Program - PIS	2,787	2,787	5,979	2,855
Contribution for Social Security financing- COFINS	-	-	14,389	-
National Social Security Institute - INSS	-	-	1,339	-
Other	-	-	74	1,340
Total	2,787	2,787	166,385	138,966

(9)     DEFERRED TAXES

9.1- Composition of the tax credits:

	Parent company		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Social contribution credit/(debit)
Tax loss carryforwards	41,353	42,715	45,828	51,806
Tax benefit of merged goodwill	-	-	158,721	172,256
Temporarily non-deductible differences	783	724	(114,874)	(12,416)
Subtotal	42,136	43,440	89,675	211,646

Income tax credit / (debit)
Tax losses	124,540	129,690	136,569	143,866
Tax benefit of merged goodwill	-	-	539,447	583,724
Temporarily non-deductible differences	4,481	4,599	(312,986)	(33,620)
Subtotal	129,021	134,289	363,031	693,969

PIS and COFINS credit/(debit)
Temporary non-deductible differences	-	-	(7,617)	78

Total	171,157	177,729	445,088	905,693

Total tax credit	171,157	177,729	1,096,980	1,183,460
Total tax debit	-	-	(651,892)	(277,767)

9.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01 and ICPC 09 -  Stand-alone Financial Statements, Consolidated and Separate Financial Statements and Equity Method application. The benefit is realized in proportion to amortization of the merged goodwill that gave rise to it, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	September 30, 2011		December 31, 2010
	CSLL	IRPJ	CSLL	IRPJ
CPFL Paulista	87,927	244,243	94,584	262,734
CPFL Piratininga	19,872	68,189	21,274	73,002
RGE	38,565	159,264	41,117	169,805
CPFL Santa Cruz	3,835	12,059	4,705	14,794
CPFL Leste Paulista	2,173	6,613	2,622	7,986
CPFL Sul Paulista	3,150	9,827	3,767	11,758
CPFL Jaguari	1,885	5,718	2,305	7,002
CPFL Mococa	1,205	3,744	1,456	4,527
CPFL Geração	-	28,844	-	30,877
CPFL Serviços	109	947	425	1,239
Total	158,721	539,447	172,256	583,724

9.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	September 30, 2011			December 31, 2010
	CSLL	IRPJ	PIS/COFINS	CSLL	IRPJ	PIS/COFINS
Temporary non-deductible differences:
Reserve for contingencies	19,254	53,966	-	18,908	52,809	-
Private pension fund	2,426	7,734	-	3,051	9,473	-
Allowance for doubtful accounts	7,883	21,935	-	6,895	19,155	-
Free energy provision	4,206	11,686	-	3,730	10,362	-
Research and Development and Energy Efficiency Programs	13,361	37,115	-	14,611	40,579	-
Reserves related to personnel	3,842	10,663	-	2,338	7,160	-
Depreciation rate difference - Revaluation	8,553	23,758	-	9,305	25,846	-
Financial instruments (IFRS / CPC)	454	1,261	-	448	1,245	-
Recognition of the concession - adjustment of intangible assets (IFRS / CPC)	(2,317)	(6,435)	-	(2,475)	(6,878)	-
Reversal of regulatory assets and liabilities (IFRS / CPC)	(9,589)	(26,632)	(10,845)	(1,077)	(3,030)	(1,399)
Actuarial losses on the transition of accounting practices (IFRS/CPC)	26,410	73,504	-	26,718	74,215	-
Other adjustments changes in practices	12,800	35,483	-	9,673	26,868	-
Business Combination CPFL Renováveis (note 12,4)	(100,219)	(278,387)	-	-	-	-
Other	7,728	25,475	3,227	3,941	9,903	1,477
Temporarily non-deductible differences - comprehensive income:
Recognition of the concession - financial adjustment (IFRS / CPC)	(29,171)	(80,517)	-	(25,337)	(70,388)	-
Property, plant and equipment - deemed cost adjustments (IFRS/CPC)	(80,494)	(223,596)	-	(83,145)	(230,939)	-
Total	(114,874)	(312,986)	(7,617)	(12,416)	(33,620)	78

9.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters and nine months ended September 30, 2011 and 2010:

	Parent company
	CSLL				IRPJ
	2011		2010		2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	369,609	1,138,265	341,994	1,204,111	369,609	1,138,265	341,994	1,204,111
Adjustments to reflect effective rate:
Equity in subsidiaries	(402,406)	(1,279,552)	(383,620)	(1,341,540)	(402,406)	(1,279,552)	(383,620)	(1,341,540)
Amortization of intangible asset acquired	28,641	85,922	28,945	86,836	36,297	108,892	36,255	108,495
Interest on shareholders´ equity	-	101,560	-	98,669	-	101,560	-	98,669
Other permanent additions, net	690	701	(172)	400	1,310	1,346	3,807	2,976
Calculation base	(3,466)	46,896	(12,853)	48,476	4,811	70,511	(1,564)	72,711
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax debit result	312	(4,221)	1,157	(4,363)	(1,203)	(17,628)	391	(18,178)
Tax credit allocated	-	(0)	-	-	-	12	606	606
Total	312	(4,221)	1,157	(4,363)	(1,203)	(17,615)	997	(17,572)

Current	260	(2,918)	499	(3,862)	(775)	(12,347)	(203)	(14,647)
Deferred	52	(1,303)	658	(501)	(427)	(5,268)	1,200	(2,925)

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	CSLL				IRPJ
	2011		2010		2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months	3rd quarter	Nine months
Income before taxes	577,268	1,755,159	548,899	1,868,551	577,268	1,755,159	548,899	1,868,551
Adjustments to reflect effective rate:
Amortization of intangible asset acquired	28,778	86,059	28,945	86,836	36,735	109,937	36,478	109,164
Realization CMC	2,514	7,670	2,449	8,590	-	-	-	-
Effect of presumed profit system	(20,475)	(34,687)	(12,490)	(21,312)	(24,104)	(40,482)	(14,176)	(24,792)
Exclusion Law 11,941/09 art. 4	121	135	-	-	121	541	-	-
Other permanent additions, net	294	3,289	4,840	4,438	(8,863)	(15,666)	(752)	(19,081)
Calculation base	588,498	1,817,623	572,643	1,947,103	581,157	1,809,488	570,449	1,933,842
Statutory rate	9%	9%	9%	9%	25%	25%	25%	25%
Tax debit result	(52,965)	(163,586)	(51,538)	(175,239)	(145,289)	(452,372)	(142,612)	(483,461)
Tax credit allocated	(1)	(62)	(1,103)	(3,077)	52	(116)	(2,865)	(8,360)
Total	(52,966)	(163,648)	(52,641)	(178,316)	(145,237)	(452,488)	(145,477)	(491,821)

Current	(52,181)	(147,416)	(53,610)	(156,746)	(142,841)	(408,874)	(150,069)	(435,890)
Deferred	(785)	(16,232)	969	(21,570)	(2,396)	(43,614)	4,592	(55,931)

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(10)  FINANCIAL ASSET OF CONCESSION

Consolidated
As of December 31, 2010	934,646
Additions	258,186
Marked to market	41,470
Disposal	(416)
As of September 30, 2011	1,233,886

The balance refers to the fair value of the financial asset in relation to the right established in the energy distributors’ concession agreements to receive payment on reversal of the assets at the end of the concession.

Under the current tariff model, interest on the asset is recognized in profit or loss on billing the consumers and realized on receipt of the electric energy bills. The difference in relation to the adjustment to fair value is recognized against the revaluation reserve in equity.

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Receivables - BAESA	4,582	17,155	-	-
Advances - Fundação CESP	15,158	7,995	-	-
Advances to suppliers	22,908	16,677	-	-
Pledges, funds and tied deposits	37,198	2,107	95,784	89,050
Fund tied to foreign currency loans	-	-	24,185	21,222
Orders in progress	134,025	50,860	-	-
Reimbursement RGR	4,889	5,683	1,909	1,909
Advance energy purchase agreements	40,269	15,817	55,705	65,786
Collection agreements	40,325	48,228	-	-
Prepaid expenses	28,030	29,550	1,644	2,722
Other	117,152	59,739	38,704	41,412
Total	444,535	253,812	217,932	222,100

(12)    INVESTMENTS

	Parent company
	September 30, 2011	December 31, 2010
Permanent equity interests - equity method
By equity method of the subsidiary	4,977,851	4,764,698
Value-added of assets, net	1,287,428	1,396,320
Goodwill	6,054	6,054
Total	6,271,333	6,167,072

12.1 - Permanent Equity Interests – equity method:

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

The main information on the investments in direct permanent equity interests is as follows:

		September 30, 2011	September 30, 2011	December 31, 2010	September 30, 2011	September 30,2010
Investment	Number of shares (thousand)	Profit or loss for the year	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	144,378	447,510	729,048	808,682	447,510	545,265
CPFL Piratininga	53,031,259	248,272	326,802	396,907	248,272	221,130
CPFL Santa Cruz	371,772	23,675	108,000	101,759	23,675	14,838
CPFL Leste Paulista	895,733	10,142	64,591	66,912	10,142	11,529
CPFL Sul Paulista	463,482	13,266	60,383	62,467	13,266	11,146
CPFL Jaguari	212,126	10,661	41,199	43,433	10,661	8,210
CPFL Mococa	121,761	5,423	36,140	36,691	5,423	6,719
RGE	807,168	176,350	1,198,304	1,186,849	176,350	189,808
CPFL Geração	205,487,716	210,525	2,312,943	1,908,873	210,525	164,267
CPFL Jaguari Geração	40,108	6,922	44,330	46,334	6,922	5,622
CPFL Brasil	2,999	110,066	40,080	94,234	110,066	153,851
CPFL Planalto	630	10,387	4,475	6,353	10,387	8,300
CPFL Serviços	1,482,334	4,454	8,758	4,304	4,454	1,116
CPFL Atende (*)	1	1,060	305	(755)	1,060	101
Chumpitaz	100	927	927	-	927	(250)
CPFL Jaguariuna	189,620	(88)	1,566	1,654	(88)	(112)
TOTAL			4,977,851	4,764,698	1,279,552	1,341,540
(*) Number of quotes

12.2 – Added value on assets and goodwill

Added value on assets refers mainly to the right to exploit the concession, acquired through business combinations. The goodwill relates mainly to the acquisition of investments, based on projections of future income.

The amounts have been reclassified to intangible assets in the consolidated financial statements.

12.3 – Dividend and Interest on shareholders’ equity receivable:

	Parent Company
Subsidiaries	September 30, 2011	December 31, 2010
CPFL Paulista	-	237,000
CPFL Santa Cruz	-	12,000
CPFL Sul Paulista	8,126	-
CPFL Jaguari	7,682	-
RGE	106,457	-
CPFL Geração	-	85,000
CPFL Brasil	-	75,000
CPFL Serviços	3,648	3,648
	125,913	412,648

By decision of the AGM/EGM, the Company recorded R$ 604,450 in the first half year as dividend and interest on shareholder’s equity receivable for 2010.

The subsidiaries also declared interim interest on shareholder’s equity of R$ 101,560 (R$ 86,326 net of withholding tax) and R$ 714,892 as interim dividends in the period in relation to the income for the first half-year of 2011.  After approval by the Board of Directors in June and August 2011, these amounts were recorded as accounts receivable, in accordance with item 3.9.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Of the amounts registered as accounts receivable, R$ 1,692,402 has been paid to the Company by the subsidiaries.

12.4  Business combination (CPFL Renováveis)

CPFL Renováveis was created by the merger of the previously indirect subsidiary, SMITA by ERSA, through the corporate restructuring described in note 1.1, in accordance with the terms and conditions established in the Merger Protocol signed by both companies and described in the Relevant Fact disclosed on August 23, 2011.

As a result of this merger, the equity of CPFL Renováveis increased by R$ 980,827, of which R$ 596,631 corresponds to the net equity of SMITA, determined at book value at July 31, 2011, and R$ 384,196 to the capital contribution made by the subsidiaries CPFL Geração and CPFL Brasil.

The ratio of substitution of ERSA shares to SMITA shares, for merger purposes, was based on the economic value of the business of ERSA and SMITA.

ERSA issued 913,475,299 new common shares in the name of CPFL Geração and CPFL Brasil, which grant equal rights to those conferred by the common shares issued by ERSA in the past.

CPFL Energia now indirectly holds 54.50% of CPFL Renováveis, having assumed control on August 1, 2011, since which date it has fully consolidated the subsidiary.

The association resulted in a business combination, as per CPC 15, since the Company now controls CPFL Renováveis. The amount of the consideration transferred in this transaction was R$ 1,419,106. From an essentially accounting viewpoint, as it was the Company that acquired the control, although ERSA (acquire for accouting purposes) is the merged company, this operation represents a reverse acquisition, and ERSA's net assets were therefore assessed at fair value. The evaluation report issued by specialists resulted in recording of value added in CPFL Renováveis attributed to the intangible concession asset of R$ 533,757, net of deferred income tax and social contribution of R$ 378,606 (Note 9,3), set against the revaluation reserve in equity (note 14).

As a result of its corporate interest, the Company registered the amount of R$ 290,898 in Investments, set against the revaluation reserve in equity.  The effects registered in the investments of the subsidiaries CPFL Geração and CPFL Brasil were R$ 232,975 and R$ 57,922, respectively.

Also as a result of the business combination, as the ratio of exchange of interests in the subsidiaries CPFL Geração and CPFL Brasil in CPFL Renováveis was established at its economic value, in order for their  investments to adequately reflect the participation in CPFL Renováveis, an addition of R$ 36,239 was made to the reserve recorded by the Company (an increase of R$ 86,280 for the subsidiary CPFL Geração and a decrease of R$ 50,041 for the subsidiary CPFL Brasil).  Accordingly, the net amount registered in the reserve resulting from the business combination was R$ 327,134, to be amortized based on the concession term of CPFL Renováveis (Note 24.4).

ERSA’s assets and liabilities at fair value identified in the report are shown below:

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Report at fair values	Carrying value	Fair values
(ERSA – July 31, 2011)	(R$ thousands)	(R$ thousands)
Current assets	100,701	100,701
Noncurrent assets	801,979	1,335,771
Current liabilities	(12,696)	(12,696)
Noncurrent liabilities	(4,635)	(4,670)
Shareholders’ equity	(885,349)	(1,419,106)
Intangible concession asset		(533,757)

The net revenue, Income from Electric Energy Service (loss) and net loss of the acquiree (Ersa) from the acquisition date was fully consolidated in CPFL Renováveis and corresponds to R$ 25,167, R$ 894 and R$ 3,362, respectively.

If the acquisition date had been January 1, 2011, the net revenue, Income from Electric Energy Service and net income of CPFL Renováveis would have been R$ 193,092, R$75,279 and R$50,750, respectively.

The value of the minority interests in CPFL Renováveis at the acquisition date was R$ 1,091,969, in accordance with the participation of 45.5% in the shareholders’ equity of CPFL Renováveis.

Pursuant to CPC 15, recording of this business combination is currently at the measurement stage. If there is any factor that, in the Company's opinion, involves adjustments to the operation, these will be made retroactively to the date the operation was put into effect.

(13)  PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
As of December 31, 2010	180,382	1,533,696	1,354,882	1,916,219	3,695	12,940	784,650	5,786,465
Cost	182,772	1,814,135	1,674,388	2,655,031	7,885	16,442	784,650	7,135,303
Accumulated depreciation	(2,390)	(280,439)	(319,506)	(738,812)	(4,190)	(3,502)	-	(1,348,838)

Additions	1,652	2,889	1,664	835	378	155	412,351	419,924
Disposals	(8)	(311)	-	(2,727)	(334)	8	-	(3,372)
Transfers	(23,968)	69,027	30,615	464,014	373	1,437	(541,499)	-
Transfers - other assets	-	-	64	10,301	-	-	(17,525)	(7,160)
Depreciation	(1,113)	(49,536)	(40,156)	(76,968)	(790)	(1,269)	-	(169,832)
Corporate Restructuring	25,538	-	606,144	285,285	165	751	38,564	956,447

As of September 30, 2011	182,483	1,555,765	1,953,212	2,596,959	3,487	14,023	676,542	6,982,472
Cost	185,986	1,885,739	2,322,818	3,434,368	8,467	19,023	676,542	8,532,942
Accumulated depreciation	(3,503)	(329,974)	(369,605)	(837,409)	(4,979)	(5,000)	-	(1,550,470)

Average depreciation rate	-	2,39%	4,23%	4,54%	20,00%	10,00%	-

As mentioned in item 3.4, certain assets were measured at deemed cost at the transition date, while the assets of recently-built plants are recognized at cost, which in Management’s opinion, approximates market value. Property, plant and equipment were valuated to their market values based on an appraisal carried out by an independent engineering company specializing in equity valuation. Added value of R$ 1,002,991 was determined at January 1, 2009 and recognized in the revaluation reserve in equity.

In conformity with CPC 20, the interest on the loans taken out by the projects to finance the construction is capitalized during the construction phase. For further details of construction assets and fund raising costs, see note 29.

As a result of the corporate restructuring of CPFL Renováveis, as of August 1, 2011, fixed assets of R$ 956,447, previously the property of ERSA, were merged and are consolidated in CPFL Renováveis.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(14)  INTANGIBLE ASSETS

	Consolidated
	September 30, 2011			December 31, 2010
	Historic cost	Accumulated amortization	Net value	Net value
Goodwill	6,054	-	6,054	6,054
Intangible assets - Concession rights:
Acquired in business combinations	4,918,442	(1,835,193)	3,083,250	2,041,944
Distribution infrastructure - operational	8,729,318	(5,222,839)	3,506,479	3,335,775
Distribution infrastructure - in progress	682,508	-	682,508	694,139
Public utility	407,286	(20,863)	386,424	397,984
Other intangible assets	158,951	(64,602)	94,349	108,978
Total intangible assets	14,902,560	(7,143,496)	7,759,064	6,584,874

Historic cost			14,902,560	13,228,307
Accumulated amortization			(7,143,496)	(6,643,433)
			7,759,064	6,584,874

14.1 – Intangible asset from business combination

The added value on assets in relation to the right to exploit the concession acquired through business combinations is shown below.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	September 30, 2011			December 31, 2010	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2011	2010
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent Company
CPFL Paulista	304,861	(115,293)	189,568	204,045	6.33%	6.53%
CPFL Piratininga	39,065	(14,216)	24,849	26,603	5.99%	6.19%
RGE	3,150	(751)	2,399	2,560	6.81%	6.53%
CPFL Geração	54,555	(20,127)	34,428	36,733	5.63%	5.80%
CPFL Santa Cruz	9	(3)	7	8	21.17%	14.10%
CPFL Leste Paulista	3,333	(953)	2,381	2,887	20.30%	13.39%
CPFL Sul Paulista	7,288	(1,970)	5,319	6,356	18.98%	12.79%
CPFL Jaguari	5,213	(1,597)	3,616	4,503	22.68%	13.62%
CPFL Mococa	9,110	(2,626)	6,484	7,841	19.87%	13.92%
CPFL Jaguari Geração	7,896	(958)	6,938	7,422	8.17%	6.00%
	434,480	(158,493)	275,987	298,957

Subsidiaries
ENERCAN	10,233	(2,847)	7,386	7,916	6.90%	6.93%
Barra Grande	3,081	(1,150)	1,931	2,069	5.98%	5.93%
Chapecoense	7,376	(225)	7,150	7,376	4.08%	0.00%
EPASA	499	(14)	484	499	3.85%	0.00%
Windfarm Santa Clara	-	-	-	31,737	-	-
Windfarm Campo dos Ventos	-	-	-	5,576	-	-
CPFL Renováveis	1,220,780	(4,123)	1,216,657	-	4.45%	-
Others	14,478	(11,771)	2,707	3,248	4.99%	4.99%
	1,256,446	(20,130)	1,236,315	58,421

Subtotal	1,690,926	(178,623)	1,512,302	357,379

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(753,658)	366,609	380,711	1.68%	1.69%
CPFL Geração	426,450	(233,552)	192,898	206,491	4.25%	3.92%
Subtotal	1,546,716	(987,210)	559,506	587,202

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(461,869)	612,157	658,503	5.75%	5.93%
CPFL Piratininga	115,762	(42,126)	73,635	78,834	5.99%	6.19%
RGE	310,128	(82,133)	227,994	243,296	6.58%	6.30%
CPFL Santa Cruz	61,685	(34,967)	26,718	32,778	13.10%	13.07%
CPFL Leste Paulista	27,034	(11,690)	15,343	18,507	15.59%	15.46%
CPFL Sul Paulista	38,168	(16,172)	21,996	26,312	15.16%	15.17%
CPFL Mococa	15,124	(6,702)	8,422	10,174	15.34%	15.87%
CPFL Jaguari	23,600	(10,260)	13,340	16,300	16.72%	15.75%
CPFL Jaguari Geração	15,275	(3,441)	11,834	12,659	7.20%	7.94%
Subtotal	1,680,801	(669,360)	1,011,441	1,097,363

Total	4,918,442	(1,835,193)	3,083,250	2,041,944

14.2 Changes in Intangible assets

The changes in intangible assets changes for the period ended September 30, 2011 are shown below:

	Consolidated
		Concession right
	Goodwill	Acquired in business combinations	Public utility	Distribution infrastructure - operational	Distribution infrastructure - in progress	Other intangible assets	TOTAL
Intangible asset at December 31, 2010	6,054	2,041,944	397,984	3,335,775	694,139	108,978	6,584,874
Additions	-	35,777	-	15,526	752,656	5,906	809,865
Amortization	-	(138,847)	(11,561)	(284,685)	-	(10,582)	(445,675)
Transfer - intangible assets	-	-	-	441,485	(441,485)	0	0
Transfer - financial asset	-	-	-	-	(258,186)	-	(258,186)
Transfer - other assets	-	-	-	(1,621)	(64,616)	(9,953)	(76,190)
Corporate Restructuring		1,144,376	-	-	-	-	1,144,376
Intangible asset at September 30, 2011	6,054	3,083,250	386,424	3,506,479	682,508	94,349	7,759,064

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

At September 30, 2011, of the total intangible assets acquired by business combinations, R$ 1,144,376 was added in the context of the corporate restructuring of CPFL Renováveis (Note 12.4). Of the total amount, R$912,363 regards to reserve acquisition and R$232,013 refers to carrying balances from the acquiree as of July 31, 2011. Additions amounting to R$ 35,777 refer to business acquisitions by CPFL Renováveis since August 1.

In accordance with CPC20, interests on loans taken out by the subsidiaries are capitalized for the qualified intangible assets. For further details about amounts capitalized and interest rates, see note 29.

(15)  SUPPLIERS

	Consolidated
	September 30, 2011	December 31, 2010
Current
System Service Charges	36,396	32,406
Energy purchased	679,481	584,018
Electricity Network Usage Charges	167,603	160,099
Materials and Services	196,559	199,264
Free Energy	76,390	70,262
Other	40,935	1,335
Total	1,197,365	1,047,385

(16)  INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated
	September 30, 2011				December 31, 2010
	Interest - Current and Noncurrent	Principal		Total	Interest - Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
Measured at cost
Brazilian currency
BNDES - Power increases	35	3,690	5,725	9,450	55	5,040	8,498	13,593
BNDES - Investment	15,172	465,111	3,325,693	3,805,976	8,494	329,993	3,016,364	3,354,851
BNDES - Property income	29	2,077	4,633	6,740	46	2,002	4,737	6,785
BNDES - Working capital	765	111,129	64,710	176,603	983	70,121	141,677	212,781
Financial Institutions	122,907	244,971	1,465,861	1,833,739	50,269	144,624	1,255,312	1,450,205
Other	793	25,066	51,926	77,785	594	23,337	34,477	58,408
Subtotal	139,702	852,044	4,918,548	5,910,293	60,440	575,117	4,461,065	5,096,622

Foreign currency
Financial Institutions	1,011	4,174	43,265	48,450	432	3,751	40,750	44,932

Total at Cost	140,712	856,218	4,961,813	5,958,743	60,872	578,867	4,501,815	5,141,554

Measured at fair value
Foreign currency
Financial Institutions	23,261	500,189	1,641,684	2,165,134	8,799	-	416,027	424,827
Total at fair value	23,261	500,189	1,641,684	2,165,134	8,799	-	416,027	424,827

Total	163,973	1,356,407	6,603,497	8,123,877	69,671	578,867	4,917,843	5,566,381

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
Measured at cost	September 30, 2011	December 31, 2010	Annual interest	Amortization	Collateral
Brazilian currency
BNDES - Power increases
CPFL Geração	-	13,593	TJLP + 3.1% up to 4.3%	36 to 84 monthly installments from february 2003 to december 2008	CPFL Energia and CPFL Paulista guarantee
CPFL Geração	9,450	-	TJLP + 3.1% to 4.3%	72 to 75 monthly installments from september 2007 to july 2008	CPFL Energia guarantee and Promissory Note
BNDES/BNB - Investment
CPFL Paulista - FINEM III	60,518	80,711	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Paulista - FINEM IV	208,413	256,572	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	99,538	98,051	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Paulista - FINEM V	35,202	35,135	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Paulista - FINAME	50,716	36,067	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
CPFL Piratininga - FINEM II	35,950	47,945	TJLP + 3.3%	72 monthly installments from january 2008	CPFL Energia guarantee, receivables and Promissory Note
CPFL Piratininga - FINEM III	86,870	106,944	TJLP + 3.28% to 3.4%	60 monthly installments from january 2010	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	55,923	55,099	TJLP + 2.12% to 3.3%	72 monthly installments from february 2012	CPFL Energia guarantee and receivables
CPFL Piratininga - FINEM IV	13,096	13,081	Fixed rate 5.5% to 8.0%	114 monthly installments from august 2011	CPFL Energia guarantee and receivables
CPFL Piratininga - FINAME	30,176	22,905	Fixed rate 4.5%	96 monthly installments from january 2012	CPFL Energia guarantee
RGE - FINEM III	28,028	44,858	TJLP + 5.0%	60 monthly installments from december 2012	Receivables / CPFL Energia guarantee
RGE - FINEM IV	132,666	163,321	TJLP + 3.28 to 3.4%	60 monthly installments from december 2014	Receivables / CPFL Energia guarantee
RGE - FINEM V	60,917	59,967	TJLP + 2.12 to 3.3%	72 monthly installments from december 2018	Receivables / CPFL Energia guarantee
RGE - FINEM V	9,742	9,710	Fixed rate 5.5%	96 monthly installments from january 2021	Receivables / CPFL Energia guarantee
RGE - FINAME	13,724	4,857	Fixed rate 4.5%	96 monthly installments from december 2019	CPFL Energia guarantee
CPFL Santa Cruz	8,624	10,483	TJLP + 2.0% to 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Mococa	4,562	5,475	TJLP + 2.90%	54 monthly installments from january 2011	CPFL Energia guarantee and receivables
CPFL Jaguari	4,005	4,825	TJLP + 2.90%	54 monthly installments from december 2010	CPFL Energia guarantee and receivables
CPFL Leste Paulista	5,846	3,261	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Sul Paulista	6,331	4,735	TJLP + 2.90%	54 monthly installments from june 2011	CPFL Energia guarantee and receivables
CPFL Geração	-	74,531	TJLP + 1.72%	192 monthly installments from may 2013	Shares / Receivables / Equipment/ CPFL Energia guarantee
BAESA	108,547	120,347	TJLP + 3.125% to 4.125%	144 monthly installments from september 2006	Pledge of shares, credit rights and revenue
BAESA	23,628	24,244	UMBND + 3.125% (1)	144 monthly installments from november 2006	Pledge of shares, credit rights and revenue
ENERCAN	249,018	273,992	TJLP + 4%	144 monthly installments from april 2007	Letters of guarantee
ENERCAN	16,149	15,932	UMBND + 4%	144 monthly installments from april 2007	Letters of guarantee
CERAN	520,352	557,451	TJLP + 3.69% to 5%	168 monthly installments from december 2005	CPFL Energia guarantee
CERAN	55,244	53,845	UMBND + 3.69% to 5% (1)	168 monthly installments from february 2006	CPFL Energia guarantee
Foz do Chapecó	1,060,644	996,013	TJLP + 2.49% to 2.95%	192 monthly installments from october 2011	Pledge of shares, credit and concession rights and revenue and CPFL Energia guarantee
CPFL Bioenergia - FINEM	-	39,512	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Bioenergia - FINAME	-	39,369	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINEM I	420,428	-	TJLP + 1.95%	168 monthly installments from october 2009 to July 2011	PCH Holding a joint debtor, Letters of guarantee
CPFL Renováveis- FINEM II	39,659	-	TJLP + 1.9%	144 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINEM III	194,185	-	TJLP + 1.72% to 1.9%	156 to 192 monthly installments from January 2012 to may 2013	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renovaveis - FINEM III	5,808	-	TJLP + 3.5%	46 monthly installments from April 2011	CPFL Energia guarantee, pledge of receivables and reserves to payment.
CPFL Renováveis - FINAME	122,938	-	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2012	Mortgage, credit rights and CPFL Energia guarantee
CPFL Renováveis - FINAME	38,530	-	Fixed rate 4.5%	102 monthly installments from june 2011	Mortgage, credit rights and CPFL Energia guarantee

BNDES - Other
CPFL Brasil - Purchase of assets	4,165	6,785	TJLP + de 1.94% to 2.84%	36 monthly installments from may 2009	Tied to the asset acquired
CPFL Brasil - Purchase of assets	2,574	-	Fixed rate 4.5% to 8.70%	96 monthly installments from march 2012	CPFL Energia guarantee
CPFL Piratininga - Working capital	92,051	105,652	TJLP + 5.0% (3)	24 monthly installments from february 2011 and october 2011	No guarantee
CPFL Geração - FINEM - Working capital	49,076	53,232	TJLP + 4.95%	24 monthly installments from july 2011	CPFL Energia guarantee
CPFL Geração - FINAME - Working capital	35,476	53,896	TJLP + 4.95% (2)	23 monthly installments from february 2011	CPFL Energia guarantee

Furnas Centrais Elétricas S.A.
CPFL Geração

Financial Institutions
CPFL Paulista
Banco do Brasil	108,620	104,890	107% of CDI	1 installment in April 2015	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	217,993	199,622	98.50% of CDI	4 annual installments from July 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	156,163	-	99.00% of CDI	2 annual installments from march 2013.	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital (*)	20,049	18,360	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	20,092	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
RGE
Banco do Brasil - Working capital (*)	258,737	236,830	98.5% of CDI	4 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	57,771	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Santa Cruz
HSBC	-	45,206	CDI + 1.10%	1 installment in June 2011	CPFL Energia guarantee
Banco do Brasil - Working capital (*)	17,853	16,337	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	7,099	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital (*)	11,046	10,109	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	9,786	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Leste Paulista
Banco do Brasil - Working capital (*)	18,355	16,798	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	18,249	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital (*)	9,262	8,476	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	3,124	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital (*)	1,953	1,786	98.5% of CDI	2 annual installments from july 2012	CPFL Energia guarantee
Banco do Brasil - Working capital (**)	6,142	-	99.0% of CDI	2 annual installments from march 2013	CPFL Energia guarantee
CPFL Geração
Banco Itaú BBA	-	103,371	106.0% of CDI	1 installment in february 2014	CPFL Energia guarantee
Banco Alfa
Banco do Brasil	649,740	627,432	107.0% of CDI	1 installment in april 2015	CPFL Energia guarantee
Banco Alfa
CERAN
Banco Bradesco
Banco Bradesco	23,287	22,439	CDI + 1.75%	1 installment in april 2012	No guarantee
Foz do Chapecó
Banco Alfa	25,377	-	111.45% of CDI	1 installment in january 2012	No guarantee
CPFL Renovaveis
Banco Safra	55,762	-	CDI+ 0.4%	annual installment 2014	No guarantee
Banco Safra	41,600	-	CDI + 0.4%	annual installment 2014	No guarantee
Epasa
EPASA - BNB	95,679	95,613	Fixed rate 10%	132 monthly installments from january 2013	Bank guarantee

Other
Eletrobrás
CPFL Paulista	9,200	10,358	RGR + 6.0% to 6.5%	monthly installments up to december 2022	Receivables and promissory notes
CPFL Piratininga	728	925	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
RGE	16,531	18,097	RGR + 6%	monthly installments up to july 2016	Receivables and promissory notes
CPFL Santa Cruz	3,460	3,947	RGR + 6%	monthly installments up to april 2018	Receivables and promissory notes
CPFL Leste Paulista	1,002	1,096	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
CPFL Sul Paulista	1,660	1,837	RGR + 6%	monthly installments up to july 2018	Receivables and promissory notes
CPFL Jaguari	96	109	RGR + 6%	monthly installments up to may 2017	Receivables and promissory notes
CPFL Mococa	387	415	RGR + 6%	monthly installments up to february 2022	Receivables and promissory notes
Other	10,750	21,624
Banco do Brasil - Law 8727	28,911	34,874	IGP-M + 7.42%	240 monthly installments from may 1994	Receivables
CPFL Brasil - FINEP	5,059	3,675	Fixed rate 5%	81 monthly installments from august 2011	Receivables
Subtotal Brazilian Currency - Cost	5,910,293	5,096,622

Foreign Currency

Financial institutions
CPFL Paulista (5)
Debt Conversion Bond	2,222	2,982	US$ + Libor 6 months + 0.875%	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond
FLIRB
C-Bond	6,129	6,298	US$ + 8%	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	16,277	14,570	US$ + Libor 6 months + 0.8125%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	23,822	21,082	US$ + 6%	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Subtotal Foreign Currency - Cost	48,450	44,932

Total Measured at cost	5,958,743	5,141,554

Foreign Currency
Measured at fair value
Financial Institutions
CPFL Paulista
Banco ABN AMRO Real	516,106	424,827	Yen +1.49% (6)	1 installment in january 2012	No guarantee
BNP Paribas	189,191	-	US$ + 2.78% (3)	1 installment in june 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	92,148	-	US$ + 2.74% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	91,377	-	US$ + 2.55% (4)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Morgan Stanley	91,993	-	US$ + Libor 6 months + 1.75% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
Bank of America	190,139	-	US$ + 3.69% (6)	1 installment in july 2016	CPFL Energia guarantee and promissory notes
Bank of America	272,780	-	US$ + 2.33% (7)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
Societe Generale	40,712	-	US$ + 3.55% (4)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	92,074	-	US$ + Libor 6 months + 1.77% (3)	1 installment in september 2016	CPFL Energia guarantee and promissory notes
HSBC	43,473	-	US$ + Libor 6 months + 2.37%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	55,048	-	USD + 2.62% (3)	1 installment in july 2014	CPFL Energia guarantee and promissory notes
J.P.Morgan	182,570	-	USD + 2.52% (3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
Societe Generale	53,420	-	USD + 3.55% (4)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Citibank	14,686	-	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
Sumitomo	91,682	-	US$ + Libor 6 months + 1.75%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Geração
Citibank	114,749	-	US$ + Libor 6 months + 1.69%(3)	1 installment in august 2016	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Citibank - Law 4131	8,698	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Citibank - Law 4131	8,698	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Citibank - Law 4131	7,977	-	US$ + Libor 6 months + 1.57%(3)	1 installment in august 2014	CPFL Energia guarantee and promissory notes
CPFL Mococa
Citibank - Law 4131	7,612	-	US$ + Libor 6 months + 1.52%(3)	1 installment in september 2014	CPFL Energia guarantee and promissory notes
Total Foreign Currency - fair value	2,165,133	424,827

Total - Consolidated	8,123,877	5,566,381

The subsdiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais, corresponding to :
(1) 139.30% of CDI	(3) 95.5% up tp 106.5% of CDI
(2) 106.3% of CDI	(4) 106.85% of CDI
(5) As certain assets are dollar indexed, a partial swap of R$ 24,268 was contracted, converting the currency variation to 105,95% of the CDI.
(6) 104.98% of CDI	(7) 96.85% of CDI

(*) Efective rate:
CPFL Paulista and CPFL Piratininga 98.5% CDI + 2.88%;
RGE 98.5% CDI + 2.5% a.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari 98.5% CDI + 0.4% (fee) + 1.88% (IOF)

(**) Efective rate:
CPFL Paulista and CPFL Piratininga 99.0% of CDI + 0.5%
RGE 99.9% of CDI + 2.38% p.a.
CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari - 99.0% CDI + 1.0 (fee) + 1.88% (IOF)

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

In conformity with CPCs 38 and 39 (Financial Instruments), the Company and its subsidiaries classified their debts, as segregated in the tables above, as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities measured at fair value through profit or loss.

The subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari raised funds in foreign currency for working capital and recorded them as financial liabilities measured at fair value.

The objective of classification of financial liabilities measured at fair value is to compare the effects of recognition of income and expense derived from marking hedge derivatives to market, tied to the debts, in order to obtain more relevant and consistent accounting information. As of September 30, 2011, the balance of the debt measured at fair value and the amount related to the amortized cost are as follows:

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	September 30, 2011
	Value at cost				Measured at fair value
Foreign currency	Charges - current and noncurrent	Principal
Measured at fair value		Current	Noncurrent	Total
CPFL Paulista
ABN AMRO Real	15,917	494,307	-	510,224	516,106
BNP Paribas	1,231	-	191,061	192,293	189,191
J.P.Morgan	586	-	93,306	93,892	92,148
J.P.Morgan	387	-	93,107	93,494	91,377
Morgan Stanley	64	-	92,784	92,849	91,993
Bank of America	1,422	-	186,942	188,364	190,060
Bank of America	1,502	-	279,582	281,084	272,859
Societe Generale	237	-	40,339	40,576	40,712
Citibank	53	-	92,773	92,826	92,074
HSBC	26	-	44,532	44,558	43,473
	21,427	494,307	1,114,426	1,630,160	1,619,993
CPFL Piratininga
BNP Paribas	259	-	55,632	55,891	55,048
J.P.Morgan	766	-	185,440	186,206	182,570
Societe Generale	312	-	52,619	52,931	53,420
Citibank	31	-	14,835	14,866	14,686
Sumitomo	178	-	92,325	92,503	91,682
	1,546	-	400,851	402,397	397,406
CPFL Geração
Citibank	250	-	115,900	116,150	114,749
CPFL Sul Paulista
Citibank	7	-	8,837	8,844	8,698
CPFL Leste Paulista
Citibank	7	-	8,837	8,844	8,698
CPFL Mococa
Citibank	7	-	7,732	7,739	7,612
CPFL Jaguari
Citibank	16	-	8,085	8,101	7,977

	23,260	494,307	1,664,668	2,182,235	2,165,133

The changes in the fair values of these debts are recognized in financial income (expense). The gains of R$ 17,102 (R$4,965 as of December 31, 2010) obtained by marking the debts to market are offset by the effects R$ 17,854 (R$7,607 as of December 31, 2010),obtained by marking to market the derivative financial instruments contracted as a hedge against exchange variations (Note 32), resulting in a net loss of R$ 752 (R$2,642 as of December 31, 2010).

Main fund-raising in the period:

Brazilian currency

BNDES – Investment

BNDES – FINEM V Investment (CPFL Paulista) - The subsidiary obtained approval for financing of R$ 291,043 from the BNDES in 2010, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System in the second half of 2010 and in 2011. No amounts were released in 2011, up to September 30, and the remaining balance of R$157,971 is scheduled for release by the end of 2011. The interest will be paid quarterly during the grace period and monthly during the amortization term.

FINAME (CPFL Paulista) – The subsidiary received approval for financing of R$ 92,183 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquisition of equipment for the Electricity System in 2010 and 2011. In 2011, up to September 30, the subsidiary received the amount of R$ 14,609 and the outstanding balance of R$ 41,560 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

FINEM IV (CPFL Piratininga) – The subsidiary received approval for financing of R$ 165,621 from the BNDES in 2010, part of a FINEM credit line, to be used for the implementation of the investment plan for the second half-year of 2010 and for 2011. No amounts were released in 2011, up to September 30, and the outstanding balance of R$ 97,501 is scheduled for release by the end of 2011. The interest will be paid quarterly during the grace period and monthly, together with payments of the principal, during the amortization term.

FINAME (CPFL Piratininga) – The subsidiary received approval for financing of R$ 48,116 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquiring equipment for the Electricity System in 2010 and 2011. The amount of R$ 7,261 was received in 2011, up to September 30, and the outstanding balance of R$ 17,996 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINAME (RGE) – The subsidiary received approval for financing of R$ 32,419 from the BNDES in 2009, part of a FINAME credit line, to be invested in acquiring equipment for the Electricity System in 2010 and 2011. The amount of R$ 5,223 was received in 2011, up to September 30, and the outstanding balance of R$ 18,719 is scheduled for release by the end of 2011. The interest will be paid quarterly, and amortized monthly from January 15, 2012.

FINEM I (CPFL Renováveis) – The subsidiary CPFL Renováveis, consolidated in the Company´s financial statements since August 1, 2011 (Notes 1 and 12,4) has financing from BNDES to be invested in 10 indirect subsidiaries, at the average rate long-term interest - TJLP rate plus 1.95% p.a. The total amount of this financing will be R$405,370. Amortization of the principal started in October 2009 and the amortization term for all the agreements is 168 monthly installments.  The agreements have a grace period of six months from start-up.

FINEM II (CPFL Renováveis) – The subsidiary CPFL Geração obtained approval for FINEM financing of R$ 574,098 from the BNDES in 2010, to be invested in the indirect subsidiaries Santa Clara I to VI and Eurus VI. The amount of R$ 4,400 was released in 2011, up to September 30, and the outstanding balance of R$ 494,160 is scheduled for release by April 2013. As a result of the corporate restructuring described in Notes 1 and 12,4, this debt has been recorded in the subsidiary CPFL Renováveis since August 1, 2011.

FINEM III / FINAME (CPFL Renováveis) - the subsidiary CPFL Brasil received approval for financing of R$398,547 from the BNDES in 2010, which will be used for the indirect subsidiaries CPFL Bio Formosa, CPFL Bio Pedra, CPFL Bio Ipê and CPFL Bio Buriti. The amount of R$ 229,150 was released in the period and the outstanding balance of R$ 169,397 is scheduled for release by December 2011, except in the case of CPFL Bio Pedra, where the limit date is June 2012.  The interest and amortization will be paid monthly, from December 2011, except in the case of CPFL Bio Pedra, where it will be paid from June 2012. As a result of the corporate restructuring described in Notes 1 and 12,4, this debt has been recorded in the subsidiary CPFL Renováveis since August 1, 2011.

Financial Institutions

Banco do Brasil – Working capital (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – these subsidiaries obtained approval for financing of working capital, of which a total amount of R$267,870 was released in the period (R$ 261,504 net of costs), to cover working capital. The interest will be capitalized monthly and amortized together with the installments of the principal.

Banco Alfa (Foz do Chapecó) - a credit line of R$ R$ 50,000 (Company’s share R$25,500), was obtained from Alfa bank in the period to cover working capital.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Bank of America Merrill Lynch, Banco BNP Paribás, Banco J.P Morgan, Banco Societe Generale, Banco Citibank, Banco Morgan Stanley, Banco HSBC and Banco Sumitomo – Working Capital (CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari) – the subsidiaries received approval for foreign currency financing of working capital, of which an amount of R$ 1,418,155 (R$ 1,338,306 net of issuance costs) was released in the nine-month period ended September 30, 2011, to cover working capital. The interest will be paid half-yearly and the principal will be paid by September 2016.

The maturities of the principal long-term balances of loans and financing, taking into consideration only the amounts recorded at cost, are scheduled as follows:

Maturity	Consolidated
2012	172,210
2013	875,167
2014	1,657,517
2015	1,105,105
2016	1,118,069
After 2016	1,685,969
Marking to Market	(10,539)
Total	6,603,497

RESTRICTIVE COVENANTS

The Banco do Brasil loan for working capital is subject to certain financial covenants, containing clauses that require the subsidiaries to maintain certain financial ratios within predefined parameters. The required ratio is net indebtedness divided by EBITDA of 3.0 or less.

The foreign currency financing from the Bank of América, BNP Paribás, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC and Sumitomo banks is subject to certain restrictive conditions, including clauses that require the subsidiaries that obtained these loans to maintain certain financial ratios within predefined parameters.

These ratios are as follows: (i) Net indebtedness divided by EBITDA – maximum of 3.75; and (ii) EBITDA divided by Financial Income (Expense) – minimum of 2.25.

The other loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2010.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(17)  DEBENTURES

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

		Consolidated
		September 30, 2011				December 31, 2010
		Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue	Singleseries	3,768	150,000	300,000	453,768	15,529	-	450,000	465,529

CPFL Paulista
3rd Issue	Single series	26,371	213,333	426,667	666,371	5,925	213,333	426,667	645,925
4th Issue	Single series	-	-	-	-	6,323	109,601	-	115,924

5th Issue	Single series	21,283	-	482,258	503,541	-	-	-	-
		47,653	213,333	908,925	1,169,911	12,248	322,934	426,667	761,849
CPFL Piratininga
1st Issue	1st Series	-	-	-	-	10,733	200,000	-	210,733

3rd Issue	Single series	16,301	-	259,063	275,364	7,013	-	258,868	265,881

4th Issue	Single series	-	-	-	-	1,845	-	278,043	279,888

5th Issue	Single series	7,036	-	159,358	166,394	-	-	-	-
		23,337	-	418,421	441,758	19,591	200,000	536,911	756,502
RGE
2nd Issue	1st Series	-	-	-	-	2,019	28,370	-	30,389

3rd Issue	1st Series	4,153	33,333	66,667	104,153	939	33,333	66,667	100,939
	2nd Series	4,367	46,667	93,333	144,367	7,721	46,667	93,333	147,721
	3rd Series	832	13,333	26,667	40,832	1,824	13,333	26,667	41,824
	4th Series	3,083	16,667	33,333	53,083	1,335	16,667	33,333	51,335
	5th Series	3,083	16,667	33,333	53,083	1,335	16,667	33,333	51,335

4th Issue	Single series	-	-	-	-	10,633	184,623	-	195,256

5th Issue	Single series	3,078	-	69,669	72,747	-	-	-	-
		18,596	126,667	323,002	468,265	25,806	339,660	253,333	618,799

CPFL Santa Cruz
1st Issue	Single series	2,677	-	64,682	67,359	-	-	-	-

CPFL Leste Paulista
1st Issue	Single series	-	-	-	-	1,400	23,965	-	25,365

CPFL Sul Paulista
1st Issue	Single series	-	-	-	-	926	15,979	-	16,905

CPFL Jaguari
1st Issue	Single series	-	-	-	-	583	9,983	-	10,566

CPFL Brasil
1st Issue	Single series	-	-	-	-	9,545	164,728	-	174,273

2nd Issue	Single series	58,502	-	1,315,397	1,373,899	-	-	-	-
		58,502	-	1,315,397	1,373,899	9,545	164,728	-	174,273

CPFL Geração
2nd Issue	Single series	-	-	-	-	24,327	424,266	-	448,593

3rd Issue	Single series	16,552	-	263,070	279,622	7,121	-	263,137	270,258

4th Issue	Single series	30,138	-	677,400	707,538	-	-	-	-
		46,690	-	940,470	987,160	31,448	424,266	263,137	718,851

EPASA
2nd Issue	Single series	14,358	103,036	33,866	151,260	-	-	204,406	204,406
3rd Issue	Single series	1,490	1,381	64,918	67,789	-	-	-	-
		15,848	104,417	98,784	219,049	-	-	204,406	204,406

BAESA
	1st Series	356	3,139	12,557	16,052	357	3,165	15,030	18,552
	2nd Series	292	2,595	10,380	13,267	294	2,569	12,207	15,070
		648	5,734	22,937	29,319	651	5,734	27,237	33,622
Enercan
	1st Series	309	2,708	48,822	51,839	339	2,709	50,623	53,671

		218,028	602,859	4,441,440	5,262,327	118,066	1,509,958	2,212,314	3,840,338

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

		Issued	Annual Remuneration	Annual Effective rate	Amortization Conditions	Collateral
Parent Company
3rd Issue	Single series	45,000	CDI + 0.45% (1)	CDI + 0.53%	3 annual installments from September 2012	Unsecured

CPFL Paulista
3rd Issue	Single series	64,000	104.4% of CDI	104.4% CDI + 0.05%	3 annual installments from December 2011	CPFL Energia guarantee
4th Issue	Single series	175,000	110.3% of CDI	110.3% CDI + 0.79%	2 annual installments from July 2010	CPFL Energia guarantee

5th Issue	Single series	4,840	CDI + 1.30%	CDI + 1.40%	1 single installment in June 2016	CPFL Energia guarantee

CPFL Piratininga
1st Issue	1st Series	40,000	104.0% of CDI	104.0% CDI + 0.16%	2 annual installments from January 2010	CPFL Energia guarantee

3rd Issue	Single series	260	107.0% of CDI	107.0% CDI + 0.67%	April 1st, 2015	CPFL Energia guarantee

4th Issue	Single series	280	109.09% of CDI	109.09% CDI + 0.83%	December 10, 2013	CPFL Energia guarantee

5th Issue	Single series	1,600	CDI + 1.30%	CDI + 1.41%	June, 1, 2016	CPFL Energia guarantee

RGE
2nd Issue	1st Series	2,620	IGP-M + 9.6%	IGP-M + 9.73%	April 1st, 2011	Unsecured

3rd Issue	1st Series	1	CDI + 0.60% (2)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	2nd Series	1	CDI + 0.60% (3)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	3rd Series	1	CDI + 0.60% (4)	CDI + 0.71%	3 annual installments from December 2011	CPFL Energia guarantee
	4th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee
	5th Series	1	CDI + 0.60% (5)	CDI + 0.84%	3 annual installments from December 2011	CPFL Energia guarantee

4th Issue	Single series	185,000	110.30% of CDI	110.3% CDI + 0.82%	July 1st, 2011	Unsecured

5th Issue	Single series	700	CDI + 1.30%	CDI + 1.43%	June, 1, 2016	Unsecured

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.40%	CDI + 1.52%	June 11, 2018	CPFL Energia guarantee

CPFL Leste Paulista
1st Issue	Single series	2,400	111.90% of CDI	111.9% CDI + 0.65%	1 installment in July 2011	CPFL Energia guarantee

CPFL Sul Paulista
1st Issue	Single series	1,600	111.00% of CDI	111% CDI + 0.6%	1 installment in July 2011	CPFL Energia guarantee

CPFL Jaguari
1st Issue	Single series	1,000	111.90% of CDI	111.9% CDI + 0.79%	1 installment in July 2011	CPFL Energia guarantee

CPFL Brasil
1st Issue	Single series	16,500	111% of CDI	111% CDI + 0.57%	1 installment in July 2011	CPFL Energia guarantee

2nd Issue	Single series	13,200	CDI + 1.40%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee

CPFL Geração
2nd Issue	Single series	425,250	109.8% of CDI	109.8% CDI + 0.58%	1 installment in July 2011	CPFL Energia guarantee

3rd Issue	Single series	264	107.0% of CDI	107.0% of CDI + 0.67%	1 installment in April 2015	CPFL Energia guarantee

4th Issue	Single series	6,800	100% of CDI + 1.40%p.a.	CDI + 1.49%	2 annual instalments from June 2017	CPFL Energia guarantee

EPASA
2nd Issue	Single series	270	111% of CDI	111% of CDI + 0.49%	12 monthly installments from January 2012	CPFL Energia guarantee
3rd Issue	Single series	130	113.5% of CDI	113.5% of CDI + 0.189%	48 monthly installments from September 2012	CPFL Energia guarantee

BAESA	1st Series	9,000	CDI + 0.3%	CDI + 0.43%	Quarterly with settlement in August 2016	Letters of guarantee
	2nd Series	8,100	CDI + 0.4%	106% CDI + 0.12%	Annual with settlement in August 2016	Letters of guarantee

Enercan	1st Series	110	100% of CDI + 1.25% p.a	111.1% of CDI	Quarterly with settlement in December 2025	No guarantees

The Company and its subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 104.4% of CDI		(3) 104.85% of CDI		(5) 104.87% of CDI
(2) 105.07% of CDI		(4) 104.9% of CDI

The maturities of the long-term balance of debentures are scheduled as follows:

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Maturity	Consolidated
2012	381,172
2013	515,873
2014	175,943
2015	548,076
2016	730,428
After 2016	2,089,948
Total	4,441,440

Amounts raised in the period

In June 2011, the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil and CPFL Geração subscribed and paid up registered, book entry, single series, unsecured debentures not convertible into shares, with an additional fidejussory guarantee.  The funds will be used to refinance the debts maturing in 2011, to reinforce working capital and for investment plans.  Interest is payable on the debentures half-yearly from the issue date.  Details of the issue are provided below:

Subsidiaries	Number of debentures	Unit per value R$ thousand	Total amount raised R$ thousand	Amount raised, net of issuance costs R$ thousand
CPFL Paulista	4,840	100	484,000	482,165
CPFL Piratininga	1,600	100	160,000	159,324
RGE	700	100	70,000	69,651
CPFL Santa Cruz	650	100	65,000	64,670
CPFL Geração	6,800	100	680,000	677,337
CPFL Brasil	13,200	100	1,320,000	1,315,301
Epasa	130	100	130,000	129,524
Total			2,909,000	2,897,972

RESTRICTIVE COVENANTS

The latest issue of the debentures of the subsidiaries CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil and CPFL Geração is subject to certain restrictive covenants, which include clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters.  The ratios are as follows: (i) Net indebtedness divided by EBITDA of 3.75 or less; and (ii)EBITDA divided by Financial Income (Expense) of 2.25 or more.

The other debentures are also subject to certain restrictive covenants and include clauses that require the Company to maintain certain financial ratios within pre-established parameters.  The details of these restrictive covenants are set forth in the December 31, 2010 financial statements.

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(18)  EMPLOYEE PENSION PLANS

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista, through Fundação CESP, are a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to October 31, 1997, and after that date, a Mixed Benefit Plan for programmed retirement and a Benefit Plan for death and disability.

On amendment of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of September 30, 2011 is R$ 484,008 (R$ 479,877 as of December 31, 2010). The contract amount differs from the accounting records of the subsidiary, which are in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

The plans currently in effect for the employees of the subsidiary CPFL Piratininga, through Fundação CESP, are a Defined Plan (Proportional Paid-Up Supplementary Benefit Plan) up to March 31, 1998, and after that date, a Benefit Plan and a variable contribution.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of September 30, 2011 is R$ 133,701 (R$ 133,170 as of December 31, 2010).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – defined contribution) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

On amendment of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of September 30, 2011, is R$ 9,653 (R$ 9,571 as of December 31, 2010). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CPC 33.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

VII – Changes in the defined benefit plans

Changes occurred in the period related to the net actuarial liability according to CPC 33 as shown as follows:

	September 30, 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	Total liability	RGE	Total asset
Actuarial liabilities /(assets) on December 31, 2010	469,623	111,574	11,452	592,649	(5,800)	(5,800)
Expense recognized in income statement	(51,226)	(13,968)	(1,862)	(67,055)	-	-
Sponsors' contributions transferred during the period	(37,366)	(11,421)	(679)	(49,465)	-	-
Actuarial liabilities /(assets) at the end of the period	381,031	86,185	8,912	476,129	(5,800)	(5,800)
Other contributions	13,659	238	(81)	13,816	-	-
Subtotal	394,691	86,423	8,831	489,944	(5,800)	(5,800)
Other contributions RGE	-	-	-	3,016
Actuarial liabilities /(assets) on September 30, 2011	394,691	86,423	8,831	492,960

Current				37,967
Noncurrent				454,993	(5,800)

Expense and income recognized as operating cost in the actuarial report are shown below:

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Nine months 2011
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	783	2,835	102	-	3,720
Interest on actuarial obligations	228,549	58,446	5,005	-	292,000
Expected return on plan assets	(277,008)	(73,416)	(6,528)	-	(356,952)
Amortization of unrecognized actuarial gains	(3,550)	(1,833)	(441)	-	(5,824)
Total income	(51,226)	(13,968)	(1,862)	-	(67,055)

	Nine months 2010
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	Consolidated
Cost of service	825	3,606	108	864	5,403
Interest on actuarial obligations	219,342	56,649	4,758	13,761	294,510
Expected return on plan assets	(273,221)	(69,864)	(5,763)	(17,787)	(366,635)
Amortization of unrecognized actuarial gains	(27)	(939)	-	2,283	1,317
Total income	(53,081)	(10,548)	(897)	(879)	(65,405)

Since the changes in the RGE plan indicate the need to recognize an asset, and the amount to be recognized is restricted to the present value of the economic rewards available at the time, recognition in 2011 will require analysis of the possibility of recovery of the asset at the end of the year.

The principal assumptions considered in the actuarial calculations, based on the actuarial report prepared for December 31, 2010 and 2009 were:

	CPFL Paulista, CPFL Piratininga and CPFL Geração		RGE

	December 31, 2010 (1)	December 31, 2009 (1)	December 31, 2010 (1)	December 31, 2009 (1)

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	10.24% p.a.	11.28% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	MERCER TABLE	MERCER TABLE	MERCER TABLE	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible	100% when a beneficiary of the Plan first becomes eligible

(1) Refers to the date of issuance of the actuarial report
(*) CPFL Paulista and CPFL Geração 12.73% p.a, and CPFL Piratininga 12.71% p.a.
(**) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% a.a.

(19)  REGULATORY CHARGES

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	September 30, 2011	December 31, 2010
Fee for the Use of Water Resources	7,888	4,452
Global Reverse Fund - RGR	26,580	16,484
ANEEL Inspection Fee	2,286	2,285
Fuel Consumption Account - CCC	62,602	58,288
Energy Development Account - CDE	45,709	42,033
Total	145,065	123,541

(20)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	September 30, 2011	December 31, 2010
Current
ICMS (State VAT)	265,761	247,891
PIS (Tax on Revenue)	13,621	13,563
COFINS (Tax on Revenue)	69,115	63,668
IRPJ (Corporate Income Tax)	96,071	86,853
CSLL (Social Contribution Tax)	22,303	22,280
Other	21,564	20,993
Total	488,434	455,248

Noncurrent
COFINS (Tax on Revenue)	377	960
Other	248	-
Total	625	960

(21)  RESERVE FOR CONTINGENCIES AND ESCROW DEPOSITS

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	September 30, 2011		December 31, 2010
	Reserve for contingencies	Escrow Deposits	Reserve for contingencies	Escrow Deposits
Labor
Various	46,315	183,546	39,136	147,056

Civil
General Damages	12,204	87,084	11,126	75,033
Tariff Increase	8,818	4,342	10,813	9,200
Other	3,456	449	5,904	1,516
	24,477	91,875	27,843	85,750
Tax
FINSOCIAL	18,886	53,840	18,714	53,322
Income Tax	80,221	646,908	73,401	539,601
Interest on Shareholders’ Equity - PIS and COFINS	11,378	11,378	10,666	10,666
PIS and COFINS - Non-Cumulative Method	90,264	-	87,672	-
Other	39,450	63,074	29,059	39,143
	240,199	775,201	219,513	642,732
Other
Various	3,077	28,777	4,773	15,148

Total	314,068	1,079,399	291,265	890,685

The change in the balances related to reserves for contingencies and escrow deposits are shown below:

	Consolidated
	December 31, 2010	Addition	Reversal	Payment	Monetary Restatement	corporate restructuring	September 30, 2011
Labor	39,136	16,046	(3,217)	(5,909)	-	260	46,315
Civil	27,843	10,433	(6,207)	(7,592)	-	-	24,477
Tax	219,513	16,434	(269)	-	4,521	-	240,199
Other	4,773	-	-	(1,743)	47	-	3,077
Reserve for Contingencies	291,265	42,913	(9,693)	(15,244)	4,568	260	314,068
Escrow Deposits	890,685	154,260	(6,588)	(3,508)	44,538	12	1,079,399

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2010.

Possible Losses - The Company and its subsidiaries are parties to other processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2011, the claims relating to possible losses were as follows: (i) R$ 341,837 for labor suits (R$ 341,608 as of December 31, 2010); (ii) R$ 559,453 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 604,603 as of December 31, 2010); and (iii) R$ 925,973 in respect of tax suits, relating basically to Income Tax, ICMS, INSS, FINSOCIAL and PIS and COFINS (R$ 823,872 as of December 31, 2010).

Escrow deposits – Income taxes: Of the total amount of R$ 646,908, R$ 570,207 (R$483,355 at December 31, 2010) refers to the dispute on the deductibility for federal tax purposes of expense recognized in 1997 in respect of the welfare deficit of the employees’ pension plan of subsidiary CPFL Paulista in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. After consulting the Brazilian Federal Revenue Office, the subsidiary , obtained a favorable reply in Note MF/SRF/COSIT/GAB nº 157, of April 9, 1998, and took advantage of the tax deductibility of the expense, thereby generating a tax loss for that year. Consequently, the subsidiary was assessed by the tax inspectors and legal decisions were taken, as a condition for continuing the discussions on two legal suits, tthat required escrow deposits in guarantee. In 2011, the subsidiary added an amount of R$ 53,933 to the deposit. The deductibility also resulted in other assessments and in order to be able to continue the discussions, the subsidiary also offered collateral in the form of bank guarantees amounting to R$ 264,934. Based on the updated opinion of the legal counsel in charge of the case, the risk of loss continues to be classified as remote.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in a significant impact on future earnings.

(22)  PUBLIC UTILITIES

Consolidated
Companies	September 30, 2011	December 31, 2010	Number of remaining installments	Interest rates
CERAN	74,426	71,987	294	IGP-M + 9.6% p.a.
ENERCAN	10,661	9,884	297	IGP-M + 8% p.a.
BAESA	57,076	52,865	285	IGP-M + 8% p.a.
Foz do Chapecó	322,350	312,183	304	IGP-M / IPC-A + 5.3% p.a.
TOTAL	464,513	446,919

Current	27,212	17,287
Noncurrent	437,301	429,632

(23)  OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Consumers and Concessionaires	70,293	63,635	-	-
Energy Efficiency Program - PEE	107,579	63,698	4,384	32,039
Research & Development - P&D	138,917	110,418	22,012	29,680
National Scientific and Technological Development Fund - FNDCT	4,146	3,077	-	-
Energy Research Company - EPE	1,623	1,206	-	-
Fund for Reversal	-	-	17,750	17,750
Advances	25,857	11,030	3,801	7,418
Provision for environmental expenditure	10,504	11,685	73,213	2,455
Payroll	14,871	6,722	-	-
Profit sharing	22,654	36,296	-	-
Collections agreement	70,018	56,260	-	-
Founder shares	1,356	1,674	-	-
Guarantees	-	-	35,867	45,831
Other	45,391	45,169	7,072	5,950
Total	513,208	410,869	164,100	141,124

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(24)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of September 30, 2011 and December 31, 2010 are distributed as follows:

	Number of shares
	September 30, 2011		December 31, 2010
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	245,897,454	25.55	122,948,720	25.62
BB Carteira Livre I FIA	298,467,458	31.02	149,233,727	31.10
Energia São Paulo FIP	102,756,048	10.68	-	-
Bonaire Participações S.A.	18,670,990	1.94	60,713,511	12.65
BNDES Participações S.A.	81,053,460	8.42	40,526,739	8.44
Brumado Holdings S.A.	34,502,100	3.59	17,251,048	3.59
Antares Holding Ltda.	16,039,720	1.67	8,019,852	1.67
Board of Directors	212	0.00	112	-
Executive officers	49,980	0.01	2,824	-
Other	164,836,838	17.13	82,440,597	16.93
Total	962,274,260	100.00	481,137,130	100.00

24.1 Share reverse split and split

As disclosed in the Relevant Facts of March 28 and April 28, 2011 and notice to the Shareholders of May 10, 2011, the common shares in the Company were grouped, at a proportion of 10 (ten) to 1 (one), with simultaneous splitting of each grouped share, at a proportion of 1 (one) to 20 (twenty), allowing a period of 60 days for the shareholders to adjust their stock positions on the BM&FBovespa S.A.

The resulting shares were allocated and distributed to the holders of the shares on July 4, 2011.

The share grouping and split did not involve changes to financial resources.

The fractions of shares of the shareholders who opted not to adjust their positions were identified, separated and grouped by whole numbers, and sold by auction on the BM&FBovespa.

24.2 Corporate restructuring of the shareholder Bonaire Participações S.A.

In accordance with a Disclosure to the Market dated August 18, 2011, Energia São Paulo Fundo de Investimento em Participações (“Fund”) advised that, as a result of a capital decrease of the company Bonaire Participações S.A., by delivery of assets of its majority shareholder, as from August 15, 2011, the Fund now holds 102,756,048 common shares issued by the Company.  The Fund`s interest represents 10.68%.

The Fund also informed that: (i), together with Bonaire, of which it is the majority shareholder, it holds 121,427,038 common and total shares issued by the Company and that this participation represents 12.62% of the Company`s shares; and (ii) of the 102,756,048 shares held by the Fund, 90,484,600 shares are tied to the Company`s Shareholders’ Agreement.

Accordingly, Bonaire and the Fund now jointly exercise the rights and obligations arising therefrom, and should accordingly be regarded as a single shareholder of the Company.

24.3 – Dividends

The AGM/EGM held on April 28, 2011 approved the allocation of net income for 2010, by declaring a dividend of R$ 1,260,469, of which R$774,429 corresponds to the interim dividend declared in June 2010, and R$484,040 to an additional dividend.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Additionally, in accordance with the Bylaws and based on the income for the first half-year of 2011, Management approved on August 10, 2011 the declaration of an interim dividend of R$ 747,709, attributing the amount of R$ 0.777023176 to each share.

In 2011, up to September 30, the Company paid dividends of R$1,229,401.

24.4 – Revaluation reserve – business combination

As mentioned in Note 12.4, the amount of R$ 327,134 was recognized in the revaluation reserve as a result of the business combination of CPFL Renováveis.

24.5 – Revaluation reserve – deemed cost

Due to the change in the participation of the assets transferred to CPFL Renováveis, CPFL Geração realized, proportionally, the amount of R$ 31,864 of the revaluation reserve previously recognized as deemed cost, set against retained earnings. Similarly, the subsidiary CPFL Brasil recorded a deemed cost revaluation reserve of R$ 6,136, in proportion to its interest in CPFL Renováveis, set against retained earnings.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(25)  EARNINGS PER SHARE

Basic earnings per share

Calculation of the basic earnings per share at September 30, 2011 was based on the profit of R$1,116,428 for the period (R$ 1,182,176 at September 30, 2010) attributable to CPFL Energia and the average weighted number of common shares outstanding during the period September 30, 2011, as shown below:

	September 30, 2011	September 30, 2010

Net income attributable to the Parent Company	1,116,428	1,182,176

Outstanding shares on January 1	481,137,130	479,910,938
Issuance of shares on April 26, 2010	-	1,226,192
Share reverse split and split, without changes to financial resources in June 2011	481,137,130	-
Outstanding shares on September 30, 2011	962,274,260	481,137,130
Weighted average number of common shares held by Shareholders	962,274,260	961,232,221

Basic earnings per share	1.16	1.23

In accordance with CPC 41 Income per Share, calculation of the average weighted number of shares for 2010 took into account the share grouping and split that occurred in 2011 (note 24), as there was no change in financial resources.

Diluted earnings per share

In the nine months ended September 30, 2011 and 2010, the Company held no notes convertible into shares to be taken into account in calculating the earnings per share.

(26)  GROSS SALES AND SERVICES INCOME

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	2011		2010
Revenue from Eletric Energy Operations	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	1,542,989	4,428,415	1,341,914	4,047,322
Industrial	1,096,644	3,075,734	1,058,882	3,107,336
Commercial	760,974	2,276,814	663,447	2,077,040
Rural	123,316	328,478	117,130	329,254
Public Administration	108,119	311,462	95,431	284,437
Public Lighting	86,155	245,204	76,959	226,762
Public Services	134,417	379,396	119,987	351,734
Billed	3,852,614	11,045,504	3,473,750	10,423,885
Unbilled (Net)	(28,480)	(29,889)	8,876	(2,247)
Emergency Charges - ECE/EAEE	40	37	-	3
Reclassification to Network Usage Charge - TUSD - Captive Consumers	(1,830,053)	(5,284,654)	(1,406,042)	(4,427,684)
Electricity sales to final consumers	1,994,121	5,730,999	2,076,584	5,993,957

Other Concessionaires and Licensees	318,246	847,855	293,305	773,034
Current Electric Energy	21,517	66,711	55,075	72,853
Electricity sales to wholesaler	339,763	914,567	348,380	845,887

Revenue due to Network Usage Charge - TUSD - Captive Consumers	1,830,053	5,284,654	1,406,042	4,427,684
Revenue due to Network Usage Charge - TUSD - Free Consumers	325,305	988,077	305,745	807,925
Revenue from construction of concession infrastructure	314,135	778,153	295,403	698,867
Other Revenue and Income	54,709	186,891	62,330	190,981
Other operating revenues	2,524,203	7,237,774	2,069,520	6,125,457

Total gross revenues	4,858,087	13,883,340	4,494,484	12,965,301

Deductions from operating revenues
ICMS	(764,479)	(2,201,410)	(683,792)	(2,034,144)
PIS	(72,076)	(209,905)	(65,506)	(198,882)
COFINS	(332,107)	(967,041)	(302,523)	(916,917)
ISS	(1,457)	(3,797)	(919)	(2,436)
Global Reversal Reserve - RGR	(21,759)	(47,686)	(17,844)	(53,444)
Fuel Consumption Account - CCC	(187,806)	(544,173)	(159,958)	(424,563)
Energy Development Account - CDE	(131,211)	(393,633)	(117,659)	(352,975)
Research and Development and Energy Efficiency Programs	(38,703)	(107,093)	(34,402)	(91,769)
PROINFA	(16,225)	(48,695)	(13,006)	(45,009)
Emergency Charges - ECE/EAEE	(40)	(38)	-	(3)
IPI	-	(6)	-	-
	(1,565,864)	(4,523,475)	(1,395,609)	(4,120,142)

Net revenue	3,292,224	9,359,864	3,098,875	8,845,159

	Consolidated
	2011		2010
Revenue from Eletric Energy Operations (in GWh) (*)	3rd quarter	Nine months	3rd quarter	Nine months
Consumer class
Residential	3,449	10,164	3,226	9,697
Industrial	3,799	11,011	3,911	11,602
Commercial	1,945	6,032	1,808	5,719
Rural	547	1,449	576	1,617
Public Administration	287	857	272	822
Public Lighting	385	1,120	364	1,079
Public Services	466	1,357	446	1,300
Billed	10,877	31,990	10,603	31,836
Own comsuption	8	25	8	25
Electricity sales to final consumers	10,885	32,015	10,611	31,861

Other Concessionaires, permissionaires and licensees	2,505	7,188	2,568	7,489
Current Electric Energy	2,324	3,448	795	1,762
Electricity sales to wholesaler	4,829	10,637	3,363	9,251

(*) Information not revised by the independent auditors.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
N. of consumers(*)	September 30, 2011	September 30, 2010
Consumer class
Residential	6,030,418	5,828,837
Industrial	60,938	78,480
Commercial	501,606	492,484
Rural	241,351	236,542
Public Administration	46,458	44,926
Public Lighting	8,461	8,015
Public Services	7,351	7,212
Total	6,896,583	6,696,496

(*) Information not revised by the independent auditors.

The details of distributors tariff adjustments are as follows:

		2011		2010
Company	Month	Total adjustment	Effect perceived by consumers (*)	Total adjustment	Effect perceived by consumers (*)
CPFL Paulista	April	7.38%	7.23%	2.7%	-5.69%
CPFL Piratininga	October	(**)	(**)	10.11%	5.66%
RGE	June	17.21%	6.74%	12.37%	3.96%
CPFL Santa Cruz	February	23.61%	15.38%	10.09%	-2.53%
CPFL Leste Paulista	February	7.76%	16.44%	-13.21%	-8.47%
CPFL Jaguari	February	5.47%	6.62%	5.16%	3.67%
CPFL Sul Paulista	February	8.02%	7.11%	5.66%	4.94%
CPFL Mococa	February	9.50%	9.77%	3.98%	3.24%

(*) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

(**) The respective tariff increases have not yet occurred (Note 34).

(27)  COST OF ELECTRIC ENERGY

	Consolidated
	2011		2010
Electricity Purchased for Resale	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	241,578	711,750	249,584	765,665
Current Electric Energy	29,520	114,727	45,297	62,049
PROINFA	42,353	127,092	44,507	139,092
Energy purchased of bilateral contracts and through action in the regulated market	1,090,495	3,018,670	1,168,211	3,139,271
Credit of PIS and COFINS	(125,140)	(363,176)	(128,251)	(382,960)
Subtotal	1,278,806	3,609,063	1,379,348	3,723,117

Electricity Network Usage Charge
Basic Network Charges	272,985	757,470	222,960	679,935
Transmission from Itaipu	23,396	66,832	19,838	62,645
Connection Charges	18,985	52,814	18,881	44,319
Charges of Use of the Distribution System	10,770	29,603	6,767	20,420
System Service Charges - ESS	52,972	141,623	34,839	113,615
Reserve Energy charges	12,416	18,396	12,385	28,902
Credit of PIS and COFINS	(34,714)	(97,074)	(29,240)	(90,393)
Subtotal	356,810	969,665	286,430	859,443

Total	1,635,616	4,578,729	1,665,778	4,582,560

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	2011		2010
Electricity Purchased for Resale (in GWh) (*)	3rd quarter	Nine months	3rd quarter	Nine months
Itaipu Binacional	2,743	8,125	2,734	8,087
Current Electric Energy	1,066	3,504	844	2,364
PROINFA	237	587	154	649
Energy purchased of bilateral contracts and through action in the regulated market	8,762	25,235	9,379	27,454
Total	12,807	37,451	13,111	38,554
(*) Information not revised by the independent auditors.

(28)  OPERATING EXPENSES

	Parent Company
	3rd quarter
	General		Other		Total
	2011	2010	2011	2010	2011	2010
Personnel	2,161	996	-	-	2,161	996
Materials	15	7	-	-	15	7
Outside Services	2,567	4,314	-	-	2,567	4,314
Depreciation and Amortization	45	39	-	-	45	39
Other:	1,027	983	36,297	36,255	37,324	37,238
Leases and Rentals	29	15	-	-	29	15
Publicity and Advertising	608	351	-	-	608	351
Legal, Judicial and Indemnities	102	19	-	-	102	19
Donations, Contributions and Subsidies	121	-	-	-	121	-
Intangible of concession amortization	-	-	36,297	36,255	36,297	36,255
Other	168	598	-	-	168	598
Total	5,814	6,339	36,297	36,255	42,110	42,594

	Parent Company
	Nine months
	General		Other		Total
	2011	2010	2011	2010	2011	2010
Personnel	4,132	2,837	-	-	4,132	2,837
Materials	46	46	-	-	46	46
Outside Services	13,970	10,894	-	-	13,970	10,894
Depreciation and Amortization	134	105	-	-	134	105
Other:	3,673	3,479	108,892	108,495	112,564	111,974
Leases and Rentals	74	62	-	-	74	62
Publicity and Advertising	2,369	852	-	-	2,369	852
Legal, Judicial and Indemnities	454	380	-	-	454	380
Donations, Contributions and Subsidies	344	-	-	-	344	-
Intangible of concession amortization	-	-	108,892	108,495	108,892	108,495
Other	432	2,185	-	-	432	2,185
Total	21,954	17,361	108,892	108,495	130,846	125,856

	Consolidated
	3rd quarter
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Personnel	95,207	87,585	(5)	71	25,508	20,682	48,554	39,399	-	-	169,265	147,737
Employee Pension Plans	(22,352)	(21,800)	-	-	-	-	-	-	-	-	(22,352)	(21,800)
Materials	18,857	16,797	489	858	1,872	667	6,647	3,090	-	-	27,864	21,412
Outside Services	34,351	48,680	286	1,095	24,183	20,033	51,918	41,446	-	-	110,738	111,254
Depreciation and Amortization	131,806	112,014	-	164	8,237	2,271	9,859	6,352	-	181	149,902	120,982
Costs related to infrastructure construction	-	-	314,135	295,403	-	-	-	-	-	-	314,135	295,403
Other:	24,289	12,999	(5)	3	24,712	23,920	18,650	43,025	56,939	56,163	124,585	136,110
Collection charges	-	-	-	-	9,644	12,050	-	-	-	-	9,644	12,050
Allowance for doubtful accounts	-	-	-	-	14,522	7,555	-	-	-	-	14,522	7,555
Leases and Rentals	8,963	3,591	-	-	30	6	(2,473)	2,261	-	-	6,520	5,858
Publicity and Advertising	286	-	-	-	124	-	1,945	8,236	-	-	2,355	8,236
Legal, Judicial and Indemnities	(86)	-	-	-	-	-	11,347	26,174	-	-	11,262	26,174
Donations, Contributions and Subsidies	65	-	-	-	-	-	2,743	1,645	-	-	2,808	1,645
Inspection fee	-	-	-	-	-	-	-	-	7,178	6,396	7,178	6,396
Free energy adjustment	-	-	-	-	-	-	-	-	-	1,127	-	1,127
Intangible of concession amortization	-	-	-	-	-	-	-	-	46,148	46,511	46,148	46,511
Other	15,060	9,408	(5)	3	392	4,309	5,087	4,709	3,614	2,129	24,148	20,558
Total	282,157	256,275	314,901	297,594	84,513	67,573	135,628	133,312	56,939	56,344	874,137	811,098

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	Nine months
			Services Rendered to Third Parties		Operating Expenses						Total
	Operating costs				Sales		General		Other
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Personnel	323,372	261,260	(4)	304	76,229	58,956	127,468	120,575	-	-	527,064	441,095
Employee Pension Plans	(67,056)	(65,405)	-	-	-	-	-	-	-	-	(67,056)	(65,405)
Materials	47,679	45,952	895	1,477	3,770	2,252	17,057	7,945	-	-	69,400	57,626
Outside Services	114,998	131,697	491	2,349	76,845	58,353	175,425	127,824	-	-	367,760	320,223
Depreciation and Amortization	395,343	333,821	-	494	24,692	6,688	25,982	17,507	-	541	446,017	359,051
Costs related to infrastructure construction	-	-	778,153	698,867	-	-	-	-	-	-	778,153	698,867
Other:	51,190	44,272	(5)	3	81,179	85,182	85,789	49,669	168,128	164,234	386,281	343,360
Collection charges	-	-	-	-	27,822	35,090	-	-	-	-	27,822	35,090
Allowance for doubtful accounts	-	-	-	-	51,940	37,410	-	-	-	-	51,940	37,410
Leases and Rentals	11,840	11,501	-	-	113	6	6,662	6,397	-	-	18,615	17,904
Publicity and Advertising	623	-	-	-	209	-	7,993	10,951	-	-	8,825	10,951
Legal, Judicial and Indemnities	53	-	-	-	-	-	44,107	7,726	-	-	44,160	7,726
Donations, Contributions and Subsidies	75	-	-	-	-	-	7,773	4,924	-	-	7,848	4,924
Inspection fee	-	-	-	-	-	-	-	-	21,305	18,575	21,305	18,575
Free energy adjustment	-	-	-	-	-	-	-	-	-	3,654	-	3,654
Intangible of concession amortization	-	-	-	-	-	-	-	-	138,174	139,240	138,174	139,240
Other	38,599	32,771	(5)	3	1,094	12,676	19,254	19,671	8,649	2,765	67,591	67,886
Total	865,526	751,597	779,529	703,494	262,714	211,431	431,722	323,520	168,128	164,775	2,507,619	2,154,817

(29)  FINANCIAL INCOME AND EXPENSES

	Parent Company
	2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months
Financial Income
Income from Financial Investments	20,946	31,898	6,626	24,951
Restatement of Escrow Deposits	283	712	240	633
PIS and COFINS on Capital Interest	-	(9,394)	-	(9,117)
Other	2,501	7,538	14,206	27,083
Total	23,730	30,754	21,072	43,550

Financial Expense
Debt Charges	(14,568)	(40,701)	(12,599)	(33,187)
Monetary and Exchange Variations	300	(262)	224	619
Other	(148)	(235)	(8,619)	(23,447)
Total	(14,417)	(41,198)	(20,994)	(56,015)

Net financial income (expense)	9,313	(10,444)	78	(12,465)

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Consolidated
	2011		2010
	3rd quarter	Nine months	3rd quarter	Nine months
Financial Income
Income from Financial Investments	140,856	233,087	45,509	110,887
Arrears of interest and fines	37,830	120,295	33,132	98,954
Restatement of tax credits	943	3,785	1,538	2,894
Restatement of Escrow Deposits	16,067	44,538	12,068	32,447
Monetary and Exchange Variations	14,537	43,351	8,676	24,758
Discount on purchase of ICMS credit	3,233	9,487	1,820	5,389
PIS and COFINS on Capital Interest	-	(9,394)	-	(9,117)
Other	6,680	26,465	27,082	65,905
Total	220,146	471,584	129,825	332,117

Financial Expense
Debt Charges	(333,214)	(804,913)	(196,993)	(535,131)
Monetary and Exchange Variations	(70,813)	(106,235)	(19,344)	(67,025)
(-) Capitalized borrowing costs	7,841	27,162	37,942	109,599
Public utilities	(9,076)	(42,993)	(4,858)	(15,038)
Other	(20,086)	(62,963)	(19,672)	(63,753)
Total	(425,349)	(989,942)	(202,925)	(571,348)

Net financial income (expense)	(205,203)	(518,358)	(73,100)	(239,231)

Interest is capitalized at a rate of 9.95% p.a. for qualified intangible assets and property, plant and equipment in accordance with CPC 20. In 2010, R$ 76,218 of the total amount, (R$ 27,834 in the 3rd quarter of 2010) refers to energy generation projects in the process of development, especially Foz do Chapecó, EPASA and CPFL Bioenergia.

(30)  SEGMENT INFORMATION

The Company’s operating segments are separated by business segment (electric energy distribution, generation and commercialization), based on the internal financial information and management structure.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between the segments are based on similar market transactions. Note 1 shows the subsidiaries in accordance with their areas of operation and provides further information about each subsidiary and its business area.

The segregated information by segment of activity is shown below, in accordance with the criteria established by Company management:

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Distribution	Generation	Commercialization	Other (*)	Elimination	Total
Nine months 2011
Net revenue	8,132,457	474,505	752,900	3	-	9,359,864
(-) Intersegment revenues	12,193	676,291	519,891	-	(1,208,375)	-
Income from electric energy service	1,440,053	655,845	200,742	(23,123)	-	2,273,517
Financial income	311,874	82,486	48,482	28,741	-	471,584
Financial expense	(478,827)	(406,352)	(62,599)	(42,164)	-	(989,942)
Income before taxes	1,273,100	331,979	186,626	(36,546)	-	1,755,159
Income tax and social contribution	443,075	91,109	60,116	21,837	-	616,136
Net Income	830,026	240,870	126,509	(58,383)	-	1,139,022
Total Assets (**)	11,969,145	10,616,340	1,327,190	2,146,255	-	26,058,929
Capital Expenditures and other intangible assets	741,186	448,574	12,450	38		1,202,248
Depreciation and Amortization	268,804	202,068	4,288	109,030	-	584,191

Nine months 2010
Net revenue	7,716,629	398,806	728,832	892	-	8,845,159
(-) Intersegment revenues	9,963	454,352	566,833	-	(1,031,148)	-
Income from electric energy service	1,429,138	454,884	240,217	(16,457)	-	2,107,782
Financial income	236,838	36,697	16,631	41,951	-	332,117
Financial expense	(279,222)	(219,828)	(16,261)	(56,037)	-	(571,348)
Income before taxes	1,386,754	271,751	240,587	(30,541)	-	1,868,551
Income tax and social contribution	481,708	89,475	76,728	22,226	-	670,137
Net Income	905,046	182,276	163,859	(52,767)	-	1,198,414
Total Assets (**)	11,179,583	7,334,603	405,571	316,680	-	19,236,437
Capital Expenditures and other intangible assets	770,841	435,194	17,755	188	-	1,223,978
Depreciation and Amortization	268,151	118,182	3,358	108,600	-	498,291

(*) Other - Refers basically to the CPFL Energia figures after eliminations of balances with related parties
(**) The goodwill created in an acquisition and recorded in CPFL Energia was allocated to the respective segments

(31)  TRANSACTIONS WITH RELATED PARTIES

The Company is controlled by the following Companies:

•   VBC Energia S.A.

Controlled by the Camargo Corrêa group, with operations in a number of segments, such as construction, cement, footwear, textiles, aluminum and highway concessions, among others.

•    Energia São Paulo Fundo de Investimento em Participações

Controlled by the following pension funds: (a) Fundação CESP, (b) Fundação SISTEL de Seguridade Social, (c) Fundação Petrobras de Seguridade Social - PETROS, and (d) Fundação SABESP de Seguridade Social - SABESPREV.

•   Bonaire Participações S.A.

Controlled by Energia São Paulo Fundo de Investimento em Participações.

•   Fundo BB Carteira Livre I - Fundo de Investimento em Ações

Fund controlled by PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil.

The direct and indirect participations in operating subsidiaries are described in Note 1.

Controlling shareholders, subsidiaries and associated companies, jointly controlled corporations and entities under common control and that in some way exercise significant influence over the Company are regarded as related parties.

The financial statements for the year ended December 31, 2010 show the balances and changes that took place in the normal course of operating activities of the Company and its subsidiaries.

The main transactions are described below:

a)         Bank deposits and short-term investments – refer mainly to bank deposits and short-term financial investments with Banco do Brasil, as mentioned in Note 5.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

b)        Loans and Financing, Debentures and Derivatives – relate to funds raised from Banco do Brasil in accordance with Notes 16 and 17, contracted under the normal market conditions at the time. In addition, the Company is guarantor of some of the loans obtained by its subsidiaries, as described in Notes 16 and 17.

c)        Other Financial Transactions – the amounts in relation to Banco do Brasil are bank costs and collection expenses. The balance recorded in liabilities comprises basically the rights over the payroll processing of certain subsidiaries, negotiated with Banco do Brasil, which are appropriated as an income in the statement of operations over the term of the contract. The Company also has an Exclusive Investment Fund, for which one of the managers is BB DTVM, which charges management fees under normal market conditions for such management.

d)        Intangible assets, Property, plant and equipment, Materials and Service Provision – refers to the acquisition of equipment, cables and other materials for use in distribution and generation, and contracting of services such as construction and information technology consultancy. These operations were contracted under normal market conditions.

e)        Energy sales to the free market – refers basically to energy sales to free consumers, through short or long-term contracts made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with internal policies established in advance by Company management.

f)         Energy purchased in the free market – refers basically to energy purchased by the trading companies in accordance with short or long-term agreements made under conditions regarded by the Company as being market conditions at the time of the negotiation, in accordance with policies established in advance by Company management.

g)        Other revenue – refers basically to revenue from rental of use of the distribution system for telephony services.

h)        Purchase and sale of energy in the regulated market - The subsidiaries that are public distribution service concessionaires charge tariffs for the use of the distribution system (TUSD) and sell energy to related parties in their respective concession areas (captive consumers). The amounts charged are established in accordance with prices regulated by the regulatory agency. These distributors also purchase energy from related parties, mainly involving long-term agreements, in conformity with the rules established by the sector (principally by auction); these prices are also regulated and approved by ANEEL.

Certain subsidiaries have supplementary retirement plan maintained with Fundação CESP and offered to the employees of the subsidiaries, as mentioned in Note 18.

To ensure that commercial transactions with related parties are conducted under normal market conditions, the Company set up a Related Parties Committee, comprising representatives of the controlling shareholders, responsible for analyzing the main transactions with related parties.

In the period, the subsidiaries obtained releases of financing for working capital from Banco do Brasil, as described in note 16.  Some of the debentures issued by the subsidiaries in the period were also subscribed by Banco do Brasil, as described in Note 17.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(32)  FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Risk Considerations:

The businesses of the Company and its subsidiaries comprises principally generation, commercialization and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The main market risk factors affecting the businesses are as follows:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI. The operations of the Company’s subsidiaries are also exposed to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. However, the compensation only comes into effect through consumption and the consequent billing of energy after the next tariff adjustment in which such losses have been considered.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have tried to increase the proportion of pre-indexed loans or loans tied to indexes with lower rates and little fluctuation in the short and long term.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2010, drawn up by the National Electricity System Operator, the risk of any energy deficit is very low for 2011, and the likelihood of another energy rationing program is remote.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are fixed by ANEEL, at intervals established in the Concession Agreements entered into with the Federal Government and in conformity with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributed to the final consumers. In accordance with Law 8.987/1995, the tariffs fixed should insure the economic and financial balance of the concession contract at the time of the tariff review,which could result in lower increases than anticipated by the distribution subsidiaries, albeit offset in subsequent periods by other increases.

Risk Management for Financial instruments

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

The Company and its subsidiaries maintain operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. They accordingly control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the Mark to Market, Stress Testing and Duration of the instruments, and assess the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and its subsidiaries supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries have a formal policy of contracting derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

b) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites (Note 4).

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph, in Brazilian reais.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of September 30, 2011 and December 31, 2010, applying the above methodology, are shown below, for comparation purposes only:

	Parent Company
	September 30, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value
Debentures (note 17)	(453,768)	(457,335)	(465,529)	(470,262)
Total	(453,768)	(457,335)	(465,529)	(470,262)

	Consolidated
	September 30, 2011		December 31,2010
	Book Value	Fair Value	Book Value	Fair Value
Loans and financing (note 16)	(5,958,743)	(5,797,875)	(5,141,554)	(4,870,909)
Debentures (note 17)	(5,262,327)	(5,458,406)	(3,840,338)	(3,891,397)
Total	(11,221,070)	(11,256,280)	(8,981,892)	(8,762,306)

c) Derivatives

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As the terms of the majority of the derivatives contracted by the subsidiaries (Note 16) are fully aligned with the debt protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were recognized, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of September 30, 2011, the Company and its subsidiaries had the following swap operations:

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

	Market values (book values)
Company / strategy / counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Negotiation market

Derivatives for protection of debts designated at fair value

Exchange variation hedge:

CPFL Paulista
ABN	46,425	-	46,425	41,339	5,086	yen	Jan 2012	376,983	Over the counter
BNP Paribas	25,266	-	25,266	26,935	(1,669)	dollar	Jun 2014	160,000	Over the counter
J.P.Morgan	12,190	-	12,190	13,048	(858)	dollar	Jul 2014	78,250	Over the counter
J.P.Morgan	13,660	-	13,660	14,990	(1,330)	dollar	Aug 2014	76,700	Over the counter
Morgan Stanley	4,914	-	4,914	6,965	(2,051)	dollar	Sep 2016	85,475	Over the counter
Bank of America	34,070	-	34,070	38,893	(4,823)	dollar	Jul 2014	235,050	Over the counter
Bank of America	24,887	-	24,887	26,169	(1,282)	dollar	Jul 2016	156,700	Over the counter
Societe Generale	5,941	-	5,941	6,507	(566)	dollar	Aug 2016	33,173	Over the counter
Citibank	4,863	-	4,863	6,756	(1,893)	dollar	Sep 2016	85,750	Over the counter
HSBC	2,810	-	2,810	3,365	(555)	dollar	Sep 2014	41,050	Over the counter
Subtotal	175,026	-	175,026	184,967	(9,941)

CPFL Piratinga
BNP Paribas	8,216	-	8,216	8,999	(783)	dollar	Jul 2014	45,990	Over the counter
J.P.Morgan	27,178	-	27,178	29,973	(2,795)	dollar	Aug 2014	153,400	Over the counter
Bank of America	11,528	-	11,528	11,897	(369)	dollar	Aug 2016	80,250	Over the counter
Societe Generale	7,795	-	7,795	8,538	(743)	dollar	Aug 2016	43,527	Over the counter
Citibank	1,521	-	1,521	1,888	(367)	dollar	Aug 2016	12,840	Over the counter
Subtotal	56,238	-	56,238	61,295	(5,057)

CPFL Sul Paulista
Citibank	668	-	668	806	(138)	dollar	Sep 2014	8,000	Over the counter

CPFL Leste Paulista
Citibank	668	-	668	806	(138)	dollar	Sep 2014	8,000	Over the counter

CPFL Mococa
Citibank	584	-	584	706	(121)	dollar	Sep 2014	7,000	Over the counter

CPFL Jaguari
Citibank	911	-	911	1,029	(118)	dollar	Aug 2014	7,000	Over the counter

CPFL Geração
Citibank	12,700	-	12,700	15,041	(2,341)	dollar	Aug 2016	100,000	Over the counter

Subtotal	246,795	-	246,795	264,649	(17,854)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge:

CPFL Paulista
HSBC	2,815	-	2,815	2,814	1	dollar	Oct 2011	20,547	Over the counter

CPFL Geração
Itaú	7,920	-	7,920	7,833	87	dollar	From Oct 2011 to Dec 2011	50,169	Over the counter

Hedge interest rate variation (1):

CPFL Energia
Citibank	25	43	(18)	(15)	(4)	CDI + spread	Sep 2011 to Sep 2014	450,000	Over the counter

RGE
Santander	365	-	365	34	331	CDI + spread	Dec 2011 to Dec 2013	280,000	Over the counter
Citibank	101	-	101	6	95	CDI + spread	Dec 2011 to Dec 2013	100,000	Over the counter

Hedge interest rate variation (2):

CPFL Piratininga
HSBC	(255)	-	(255)	(7)	(248)	TJLP	Jan 2013	18,236	Over the counter
Santander	(267)	-	(267)	(14)	(253)	TJLP	Jan 2013	18,242	Over the counter

CPFL Geração
HSBC	(485)	-	(485)	(28)	(457)	TJLP	Dec 2012	35,321	Over the counter

Subtotal	10,220	43	10,176	10,624	(447)

Total	257,015	43	256,972	275,273	(18,301)

Current	256,791	-
Non-current	224	43
Total	257,015	43

For further details of terms and information about debts and debentures, see Notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

As mentioned above, certain subsidiaries opted to mark to market debts for which they hold fully tied hedge instruments, resulting in a gain of R$ 17,102 as of September 30, 2011 (Note 16). This gain minimized the loss on derivatives stated previously.

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarters and nine months ended September 30, 2011 and 2010, the derivatives resulted in the following impacts on the consolidated Income Statement:

			Gain (Loss)
			2011		2010
Company	Hedged risk / transaction	Account	3rd quarter	Nine months	3rd quarter	Nine months
CPFL Energia	Interest rate variation	Swap of interest rate	70	135	(14)	164
CPFL Energia	Mark to Market	Adjustment to fair value	(654)	(586)	20	(231)
CPFL Paulista	Mark to Market	Adjustment to fair value	(3,673)	(2,333)	(13,802)	3,160
CPFL Paulista	Exchange variation	Swap of currency	233,385	185,764	1,627	1,558
CPFL Piratininga	Mark to Market	Adjustment to fair value	(5,075)	(5,083)	(271)	(271)
CPFL Piratininga	Interest rate variation	Swap of interest rate	146	(245)	13	13
CPFL Piratininga	Exchange variation	Swap of interest rate	61,295	61,295	-	-
CPFL Geração	Exchange variation	Swap of currency	23,463	14,581	(5,594)	(13,832)
CPFL Geração	Interest rate variation	Swap of interest rate	(191)	(425)	(38)	581
CPFL Geração	Mark to Market	Adjustment to fair value	(827)	1,693	206	1,792
RGE	Mark to Market	Adjustment to fair value	363	205	104	92
RGE	Interest rate variation	Swap of interest rate	34	156	109	450
CPFL Sul Paulista	Mark to Market	Adjustment to fair value	(138)	(138)	-	-
CPFL Sul Paulista	Exchange variation	Swap of interest rate	806	806	-	-
CPFL Leste Paulista	Mark to Market	Adjustment to fair value	(138)	(138)	-	-
CPFL Leste Paulista	Exchange variation	Swap of interest rate	806	806	-	-
CPFL Mococa	Mark to Market	Adjustment to fair value	(121)	(121)	-	-
CPFL Mococa	Exchange variation	Swap of interest rate	706	706	-	-
CPFL Jaguari	Mark to Market	Adjustment to fair value	(118)	(118)	-	-
CPFL Jaguari	Exchange variation	Swap of interest rate	1,029	1,029	-	-
			311,168	257,989	(17,640)	(6,524)

d) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at September 30, 2011 were to be maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

		Consolidated
Instruments	Exposure	Risk	Exchange depreciation of 9.2%*	Exchange depreciation of 25%**	Exchange depreciation of 50%**
Financial asset instruments	24,185	apprec. dollar	1,954	6,046	12,093
Financial liability instruments	(1,792,500)	apprec. dollar	(144,800)	(448,125)	(896,250)
Derivatives - Plain Vanilla Swap	1,705,396	apprec. dollar	137,763	426,349	852,698
	(62,919)		(5,083)	(15,730)	(31,459)

Financial liability instruments	(516,106)	apprec. yen	(41,692)	(129,027)	(258,053)
Derivatives - Plain Vanilla Swap	516,106	apprec. yen	41,692	129,027	258,053
	-		-	-	-

	(62,919)		(5,083)	(15,730)	(31,459)

* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Variation in interest rates

In the event that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of September 30, 2011 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 11.47% p.a.; IGP-M of 7.46% p.a.; TJLP of 6.0% p.a.), the effects that would be recorded in the consolidated financial statements for the next 12 months would be a net financial expense of R$ 702,662. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

	Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by 25%**	Raising index by 50%**
Financial asset instruments	4,826,314	CDI variation	(54,537)	138,395	276,789
Financial liability instruments	(7,031,704)	CDI variation	79,458	(201,634)	(403,268)
Derivatives - Plain Vanilla Swap	(2,035,967)	CDI variation	23,006	(58,381)	(116,763)
	(4,241,357)		47,927	(121,621)	(243,242)

Financial assets instruments	57,423	IGP-M variation	(649)	1,071	2,142
Financial liability instruments	(28,911)	IGP-M variation	327	(539)	(1,078)
	28,512		(322)	532	1,063

Financial liability instruments	(3,709,863)	TJLP variation	(51,196)	(55,648)	(111,296)
Derivatives - Plain Vanilla Swap	71,437	TJLP variation	986	1,072	2,143
	(3,638,426)		(50,210)	(54,576)	(109,153)

Total increase	(7,851,271)		(2,605)	(175,666)	(351,331)

* The CDI, IGP-M and TJLP indexes considered of 10.34%, 6.33% and 7.38%, respectively, were obtained from information available in the market.
**In compliance with CVM Instruction 475/08

(33)  REGULATORY ASSETS AND LIABILITIES

The Company accounts for the following assets and liabilities for regulatory purposes, which are not recognized in the consolidated financial statements, as mentioned in Note 3.13.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

		Consolidated
	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010	December 31, 2009
Assets
Consumers, Concessionaires and Licensees
Discounts TUSD (*) and Irrigation	65,389	64,236	71,631	54,407	34,077	22,111	16,828	12,753
Other financial components	-	-	-	-	-	-	-	199
	65,389	64,236	71,631	54,408	34,077	22,111	16,828	12,952
Deferred Costs Variations
Parcel "A"	-	-	-	333	666	999	1,333	1,290
CVA (**)	353,119	335,493	330,338	333,622	304,552	271,736	366,741	374,336
	353,119	335,493	330,338	333,954	305,218	272,735	368,074	375,626
Prepaid Expenses
Overcontracting	24,668	6,585	8,898	23,860	36,587	54,032	70,752	100,326
Low income consumers' subsidy - Losses	20,162	32,680	31,012	34,994	44,831	47,281	48,186	55,506
Neutrality of the sector charges	933	1,160	381	-	1,337	897	-	-
Tariff adjustment	935	1,402	5,194	13,891	22,226	30,560
Other financial components	45,037	44,435	50,190	53,314	48,819	58,742	36,467	11,557
	91,735	86,262	95,675	126,059	153,800	191,512	155,405	167,389
Liabilities
Deferred Gains Variations
Parcel "A"	-	-	-	(11,472)	(22,906)	(34,338)	(45,772)	(44,419)
CVA (**)	(452,172)	(438,985)	(402,013)	(364,365)	(380,697)	(417,770)	(506,543)	(377,735)
	(452,172)	(438,985)	(402,013)	(375,837)	(403,603)	(452,108)	(552,315)	(422,154)
Other Accounts Payable
Tariff review	-	-	-	-	-	(23,382)	(49,315)	(89,261)
Discounts TUSD and Irrigation (*)	(522)	(2,043)	(2,063)	(1,923)	(2,666)	(3,054)	(3,273)	(991)
Tariff adjustment	-	-	-	(3,556)	(7,234)	(10,882)	(14,225)	-
Overcontracting	(65,857)	(116,964)	(127,195)	(61,391)	(52,659)	(47,679)	(46,119)	(17,541)
Low income consumers' subsidy - Gains	(8,032)	(6,426)	(5,923)	(6,280)	(3,172)	(3,924)	(5,890)	(6,011)
Neutrality of the sector charges	(91,375)	(96,955)	(111,800)	(63,905)	(50,030)	(27,456)	(1,521)	-
Other financial components	(8,395)	(11,461)	(13,817)	(26,110)	(31,449)	(36,980)	(24,110)	(12,138)
	(174,181)	(233,849)	(260,798)	(163,165)	(147,210)	(153,360)	(144,453)	(125,942)

Total net	(116,110)	(186,842)	(165,166)	(24,581)	(57,718)	(119,110)	(156,461)	7,871

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

(34)  RELEVANT FACTS AND SUBSEQUENT EVENTS

34.1 Loans and financing

A meeting of the Board of Directors held in September 2011 granted approval for the subsidiary RGE to raise funds through external loans, to a total amount in foreign currency of up to R$ 126 million, for a term of up to 5 (five) years.  The Company will guarantee these operations by granting an aval guarantees and promissory notes.

Additionally, in October 2011, the amount of R$ 55,701 was relased to the subsidiary CPFL Piratininga in relation to the BNDES - FINEM IV financing (Note 16). The outstanding balance of R$ 41,800 is scheduled for release by the end of 2011.

34.2 Tariff adjustment CPFL Piratininga

The tariff review for the subsidiary CPFL Piratininga was scheduled for October 23, 2011, however, due to the methodology applicable to the third tariff review, ANEEL decided, in authorization resolution 1,223 published on October 24, 2011 in the Official Gazette of the Federal Executive, to maintain the current tariffs, approved in the 2010 tariff review, until the new methodology for the third tariff review cycle is applied. Management estimates that ANEEL will complete this process in fiscal year 2012.

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

COMMENTS ON PERFORMANCE AND FORECASTS

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2011:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	245,897,454	25.55
BB Carteira Livre I FIA	298,467,458	31.02
Bonaire Participações S.A.	121,427,038	12.62
BNDES Participações S.A.	81,053,460	8.42
Board of directors	212	-
Executive officers	49,980	-
Other shareholders	215,378,658	22.38
Total	962,274,260	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of September 30, 2011  and 2010:

	September 30, 2011		September 30, 2010
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	665,791,950	69.19	332,895,958	69.19
Administrator		-
Executive officers	212	0.00	2,824	0.00
Board of directors	49,980	0.01	112	0.00
Fiscal Council Members	-	-	-	-
Other shareholders - free float	296,432,118	30.81	148,238,236	30.81
Total	962,274,260	100.00	481,137,130	100.00
Outstanding shares	296,432,118	30.81	148,238,236	30.81

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Shareholders holding more than 5% of the shares of the same type and class, up to individual level, as of September 30, 2011:

2 - Entity: 1 CPFL ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	665,791,950	69.19%	69.19%	-	0.00%	0.00%	665,791,950	69.19%
1.1 VBC Energia S.A.	245,897,454	25.55%	25.55%		0.00%	0.00%	245,897,454	25.55%
1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	298,467,458	31.02%	31.02%		0.00%	0.00%	298,467,458	31.02%
1.3 Bonaire Participações S.A.	18,670,990	1.94%	1.94%		0.00%	0.00%	18,670,990	1.94%
1.4 Energia São Paulo FIP	102,756,048	10.68%	10.68%		0.00%	0.00%	102,756,048	10.68%
Noncontrolling shareholders	296,482,310	30.81%	30.81%	-	0.00%	0.00%	296,482,310	30.81%
1.5 BNDES Participações S.A.	81,053,460	8.42%	8.42%		0.00%	0.00%	81,053,460	8.42%
1.6 Board of Directors	212	0.00%	0.00%		0.00%	0.00%	212	0.00%
1.7 Executive officers	49,980	0.01%	0.01%		0.00%	0.00%	49,980	0.01%
1.8 Other shareholders	215,378,658	22.38%	22.38%		0.00%	0.00%	215,378,658	22.38%
Total	962,274,260	100.00%	100.00%	-	0.00%	0.00%	962,274,260	100.00%
3 - Entity: 1.1 VBC ENERGIA S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,354,225	100.00%	90.37%	141,060	100.00%	2.57%	5,495,285	100.00%
1.1.1 Átila Holdings S/A	2,405,393	44.93%	43.77%	70,530	50.00%	1.28%	2,475,923	45.06%
1.1.2 Camargo Corrêa Energia S.A.	1,504,095	28.09%	27.37%	47,018	33.33%	0.86%	1,551,113	28.23%
1.1.3 Camargo Corrêa S.A.	1,056,630	19.73%	19.23%	23,512	16.67%	0.43%	1,080,142	19.66%
1.1.4 Camargo Corrêa Investimento em Infra-Estrutura S.A.	388,107	7.25%	7.06%	-	0.00%	0.00%	388,107	7.06%
Noncontrolling shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
1.1.4 Other shareholders	5	0.00%	0.00%	-	0.00%	0.00%	5	0.00%
Total	5,354,230	100.00%	97.43%	141,060	100.00%	2.57%	5,495,290	100.00%
4 - Entity: 1.1.1 Átila Holdings S/A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	380,575,180	46.33%	46.33%		0.00%	0.00%	380,575,180	46.33%
1.1.1.2 Camargo Corrêa S.A	440,877,607	53.67%	53.67%		0.00%	0.00%	440,877,607	53.67%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	821,452,787	100.00%	100.00%	-	0.00%	0.00%	821,452,787	100.00%
5 - Entity: 1.1.2 Camargo Corrêa Energia S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	2,357,982	100.00%	77.41%	688,220	100.00%	22.59%	3,046,202	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
1.1.2.2 Other shareholders	-	0.00%	0.00%	7	0.00%	0.00%	7	0.00%
Total	2,357,982	100.00%	77.41%	688,227	100.00%	22.59%	3,046,209	100.00%
6 - Entity: 1.1.3 Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
1.1.3.1 Participações Morro Vermelho S.A.	48,941	99.99%	34.45%	93,099	100.00%	65.54%	142,040	100.00%
Noncontrolling shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
1.1.3.2 Other shareholders	5	0.01%	0.00%	1	0.00%	0.00%	6	0.00%
Total	48,946	100.00%	34.46%	93,100	100.00%	65.54%	142,046	100.00%
7 - Entity: 1.1.1.1 Construções e Comércio Camargo Corrêa S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	100.00%
1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	363,933	100.00%	80.57%	87,772	99.99%	19.43%	451,705	100.00%
Noncontrolling shareholders	5	0.00%	0.00%	8	0.01%	0.00%	13	0.00%
1.1.1.1.2 Other shareholders	5	0.00%	0.00%	8	0.01%	0.00%	13	0.00%
Total	363,938	100.00%	80.57%	87,780	100.00%	19.43%	451,718	100.00%
8 - Entity: 1.1.1.1.1 Camargo Corrêa Construções e Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
1.1.1.1.1.1 Camargo Corrêa S.A.	2,749,756,288	100.00%	100.00%	-	0.00%	0.00%	2,749,756,288	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.1.1.1.1.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	2,749,756,294	100.00%	100.00%	-	0.00%	0.00%	2,749,756,294	100.00%

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QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

9 - Entity: 1.1.2.1 Camargo Corrêa Investimento em Infra-Estrutura S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
1.1.2.1.1 Camargo Corrêa S.A.	861,502,274	100.00%	100.00%	-	0.00%	0.00%	861,502,274	100.00%
Noncontrolling shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
1.1.2.1.2 Other shareholders	7	0.00%	0.00%	-	0.00%	0.00%	7	0.00%
Total	861,502,281	100.00%	100.00%	-	0.00%	0.00%	861,502,281	100.00%
10 - Entity: 1.1.3.1 Participações Morro Vermelho S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	2,249,994	100.00%	33.33%	4,500,000	100.00%	66.67%	6,749,994	99.99%
1.1.3.1.1 RCABON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.2 RCNON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	749,998	33.33%	11.11%	-	0.00%	0.00%	749,998	11.11%
1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	-	0.00%	0.00%	1,498,080	33.29%	22.19%	1,498,080	22.19%
1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	-	0.00%	0.00%	5,760	0.13%	0.09%	5,760	0.09%
Noncontrolling shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
1.1.3.1.8 Other shareholders	6	0.01%	0.00%	-	0.00%	0.00%	6	0.01%
Total	2,250,000	100.00%	33.33%	4,500,000	100.00%	66.67%	6,750,000	100.00%
11 - Entity: 1.1.3.1.1 RCABON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.1.1 Rosana Camargo de Arruda Botelho	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.1.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
12 - Entity: 1.1.3.1.2 RCNON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
1.1.3.1.2.1 Renata de Camargo Nascimento	749,850	100.00%	99.98%	40	26.67%	0.01%	749,890	99.99%
Noncontrolling shareholders	-	0.00%	0.00%	110	73.33%	0.01%	110	0.01%
1.1.3.1.2.2 Other shareholders		0.00%	0.00%	110	73.33%	0.01%	110	0.01%
Total	749,850	100.00%	99.98%	150	100.00%	0.01%	750,000	100.00%
13 - Entity: 1.1.3.1.3 RCPODON Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	749,850	100.00%	99.98%	-	0.00%	0.00%	749,850	99.98%
1.1.3.1.3.1 Regina de Camargo Pires Oliveira Dias	749,850	100.00%	99.98%		0.00%	0.00%	749,850	99.98%
Noncontrolling shareholders	-	0.00%	0.00%	150	100.00%	0.02%	150	0.02%
1.1.3.1.3.2 Other shareholders		0.00%	0.00%	150	100.00%	0.02%	150	0.02%
Total	749,850	100.00%	99.98%	150	100.00%	0.02%	750,000	100.00%
14 - Entity: 1.1.3.1.4 RCABPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.4.1 Rosana Camargo de Arruda Botelho	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.4.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
15 - Entity: 1.1.3.1.5 RCNPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,890	99.99%	99.99%	-	0.00%	0.00%	1,499,890	99.99%
1.1.3.1.5.1 Renata de Camargo Nascimento	1,499,890	99.99%	99.99%		0.00%	0.00%	1,499,890	99.99%
Noncontrolling shareholders	110	0.01%	0.01%	-	0.00%	0.00%	110	0.01%
1.1.3.1.5.2 Other shareholders	110	0.01%	0.01%		0.00%	0.00%	110	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

16 - Entity: 1.1.3.1.6 RCPODPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1,499,850	99.99%	99.99%	-	0.00%	0.00%	1,499,850	99.99%
1.1.3.1.6.1 Regina de Camargo Pires Oliveira Dias	1,499,850	99.99%	99.99%		0.00%	0.00%	1,499,850	99.99%
Noncontrolling shareholders	150	0.01%	0.01%	-	0.00%	0.00%	150	0.01%
1.1.3.1.6.2 Other shareholders	150	0.01%	0.01%		0.00%	0.00%	150	0.01%
Total	1,500,000	100.00%	100.00%	-	0.00%	0.00%	1,500,000	100.00%
17 - Entity: 1.1.3.1.7 RRRPN Empreendimentos e Participações S.A	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
1.1.3.1.7.1 Rosana Camargo de Arruda Botelho	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.2 Renata de Camargo Nascimento	1,980	33.33%	33.33%		0.00%	0.00%	1,980	33.33%
1.1.3.1.7.3 Regina de Camargo Pires Oliveira Dias	1,980	33.34%	33.34%		0.00%	0.00%	1,980	33.34%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	5,940	100.00%	100.00%	-	0.00%	0.00%	5,940	100.00%
18 - Entity: 1.2 Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
1.2.1 Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,541	100.00%	100.00%		0.00%	0.00%	130,163,541	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%		0.00%
Total	130,163,541	100.00%	100.00%	-	0.00%	0.00%	130,163,541	100.00%
19 - Entity: 1.3 Bonaire Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	66,728,872	100.00%	100.00%	-	0.00%	0.00%	66,728,872	100.00%
1.3.1 Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00%	100.00%		0.00%	0.00%	66,728,872	100.00%
Noncontrolling shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
1.3.2 Other shareholders	6	0.00%	0.00%	-	0.00%	0.00%	6	0.00%
Total	66,728,878	100.00%	100.00%	-	0.00%	0.00%	66,728,878	100.00%
20 - Entity: 1.3.1 Energia São Paulo Fundo de Investimento em Participações	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	796,479,768	100.00%	100.00%	-	0.00%	0.00%	796,479,768	100.00%
1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	353,528,507	44.39%	44.39%		0.00%	0.00%	353,528,507	44.39%
1.3.1.2 Fundação Petrobras de Seguridade Social - Petros	181,405,069	22.78%	22.78%		0.00%	0.00%	181,405,069	22.78%
1.3.1.3 Fundação Sabesp de Seguridade Social - Sabesprev	4,823,881	0.61%	0.61%		0.00%	0.00%	4,823,881	0.61%
1.3.1.4 Fundação Sistel de Seguridade Social	256,722,311	32.23%	32.23%		0.00%	0.00%	256,722,311	32.23%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	796,479,768	100%	100%	-	-	-	796,479,768	100%
21 - Entity: 1.3.1.1 Fundos de Investimento em Cotas de Fundo de Investimento em Participações 114	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	353,528,507	100.00%	100.00%	-	0.00%	0.00%	353,528,507	100.00%
1.3.1.1.1 Fundação CESP	353,528,507	100.00%			0.00%	0.00%	353,528,507	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	353,528,507	100%	100%		0%	0%	353,528,507	100%
22 - Entity: 1.5 BNDES Participações S.A.	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
Controlling shareholders	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.4.1 Banco Nacional de Desenv. Econômico e Social (1)	1	100.00%	100.00%		0.00%	0.00%	1	100.00%
Noncontrolling shareholders	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
		0.00%	0.00%		0.00%	0.00%	-	0.00%
Total	1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%

(1) State agency - Federal Government
Number of shares is expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Quarterly Social Report / 2011 *

Company: CPFL ENERGIA S.A.

1 - Basis for Calculation	Nine months 2011 Value (R$ 000)			Nine months 2010 Value (R$ 000)
Net Revenues (NR)	9,359,864			8,845,159
Operating Result (OR)	1,755,159			1,868,551
Gross Payroll (GP)	443,937			392,854
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	34,947	7.87%	0.37%	30,935	7.87%	0.35%
Mandatory payroll taxes	105,160	23.69%	1.12%	106,701	27.16%	1.21%
Private pension plan	22,128	4.98%	0.24%	19,274	4.91%	0.22%
Health	19,033	4.29%	0.20%	23,164	5.90%	0.26%
Occupational safety and health	1,597	0.36%	0.02%	1,612	0.41%	0.02%
Education	1,419	0.32%	0.02%	1,754	0.45%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	6,663	1.50%	0.07%	7,285	1.85%	0.08%
Day-care / allowance	655	0.15%	0.01%	1,113	0.28%	0.01%
Profit / income sharing	31,184	7.02%	0.33%	31,062	7.91%	0.35%
Others	3,134	0.71%	0.03%	3,929	1.00%	0.04%
Total - internal social indicators	225,920	50.89%	2.41%	226,829	57.74%	2.56%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	165	0.01%	0.00%	533	0.03%	0.01%
Culture	8,397	0.48%	0.09%	7,282	0.39%	0.08%
Health and sanitation	30	0.00%	0.00%	1,864	0.10%	0.02%
Sport	165	0.01%	0.00%	40	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	1,704	0.10%	0.02%	1,559	0.08%	0.02%
Total contributions to society	10,461	0.60%	0.11%	11,278	0.60%	0.13%
Taxes (excluding payroll taxes)	4,534,269	258.34%	48.44%	4,157,982	222.52%	47.01%
Total - external social indicators	4,544,730	258.94%	48.56%	4,169,260	223.13%	47.14%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	30,369	1.73%	0.32%	73,304	3.92%	0.83%
Investments in external programs and/or projects	37,506	2.14%	0.40%	58,271	3.12%	0.66%
Total environmental investments	67,875	3.87%	0.73%	131,575	7.04%	1.49%
Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company:	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
5 - Staff Indicators		Nine months2011			Nine months2010
Nº of employees at the end of period	8,286			7,664
Nº of employees hired during the period	1,356			1,030
Nº of outsourced employees	ND			ND
Nº of interns	277			252
Nº of employees above 45 years age	2,041			2,106
Nº of women working at the company	1,981			1,666
% of management position occupied by women	9.84%			8.70%
Nº of Afro-Brazilian employees working at the company	1,010			853
% of management position occupied by Afro-Brazilian employees	2.73%			1.79%
Nº of employees with disabilities	283			294
6 - Relevant information regarding the exercise of corporate citizenship		Nine months 2011			Nine months 2010
Ratio of the highest to the lowest compensation at company	80.03			79.33
Total number of work-related accidents	25			13
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	212,235	1,306	3,220	530,416	1,666	1,291
% of complaints and criticisms attended to or resolved:	in the company	in Procon	in the Courts	in the company	in Procon	in the Courts
	100%	100%	21.47%	100%	100%	25.76%
Total value-added to distribute (R$ 000):	Nine months 2011	7,217,633		Nine months 2010	6,479,878
Value-Added Distribution (VAD):	63.9% government 6.1% employees 10,4% shareholders 14.2% third parties 5,4% retained			66,1% government 5.6% employees 12,0% shareholders 9.8% third parties 6,5% retained
7 - Other information
Consolidated information
* Adjusted to adequate to IFRS
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors report over special Quarterly Information

To Board of directors and Shareholders of

CPFL Energia S.A.

São Paulo - SP

Introduction

We have reviewed the interim financial information, individual and consolidated, of CPFL Energia S.A., comprised in Quarterly Information Form related to the quarter ended September 30, 2011, comprising the balance sheets and the respective statements of income, comprehensive income, shareholders’ equity and cash flows for the quarter and nine months period ended in that date, which include the summary of accounting practices and the footnotes.

The management is responsible for the preparation of the individual interim financial information in accordance to CPC 21 - Interim financial information and the consolidated interim financial information in accordance to Technical Pronouncement CPC 21 and with the international rule IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, such as the presentation of these information in accordance with the rules issued by Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and international rule of the interim information review (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information involves performing inquires, mainly to the people responsible to the financial and accounting matters, performing analytical procedures and other review procedures. The reach of an review is significantly minor of an audit conducted in accordance with the audit rules and, consequently, do not permit us to obtain assurance that the we know all the significant issues that may be identified in an audit. Therefore, we do not express an audit opinion.

Free Translation of the original in Portuguese)

QUARTERLY INFORMATION – ITR –   Date: September 30, 2011 - CPFL Energia S. A

Conclusion over the individual interim financial information

Based on our review, we are not aware of any fact the make us to believe that the individual interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Conclusion over the consolidated interim financial information

Based on our review, we are not aware of any fact the make us to believe that the consolidated interim financial information included in the quarterly information abovementioned was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the rules issued by Brazilian Securities Commission - CVM.

Others matters

Interim information of the additional value

We have also reviewed, the individual and consolidated interim financial information of statements of additional value (DVA), related to the quarterly ended September 30, 2011, whose presentation in the interim information is required by the Brazilian Securities Commission – CVM for public companies in the preparation of Quarterly Information, and considered as a supplemental information for IFRS that do not requires the DVA presentation. Those statements were subject to the same aforementioned review procedures, and in accordance with our review, we are not aware of any fact the make us to believe that was not prepared, in all material respects, in accordance with the individual and consolidated interim financial information as a whole.

Campinas, November 7, 2011

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 10, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.